Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

BY AND BETWEEN

OLD NATIONAL BANCORP, an Indiana corporation

and

ANCHOR BANCORP, INC., a Minnesota corporation

ARTICLE I. THE MERGER		1

1.01	THE MERGER	1

1.02	RESERVATION OF RIGHT TO REVISE STRUCTURE	2

1.03	TAX FREE REORGANIZATION	3

1.04	ABSENCE OF CONTROL	3

1.05	BANK MERGER	3

1.06	DISSENTERS’ RIGHTS	3

ARTICLE II. MANNER AND BASIS OF EXCHANGE OF STOCK		3

2.01	CONSIDERATION. SUBJECT TO THE TERMS AND CONDITIONS OF THIS AGREEMENT, AT THE EFFECTIVE TIME:	3

2.02	ADJUSTMENT TO EXCHANGE RATIO	4

2.03	EXCHANGE PROCEDURES	5

2.04	ANTI-DILUTION ADJUSTMENTS	7

ARTICLE III. REPRESENTATIONS AND WARRANTIES OF ANCHOR		7

3.01	ORGANIZATION AND AUTHORITY	8

3.02	AUTHORIZATION	9

3.03	CAPITALIZATION	9

3.04	ORGANIZATIONAL DOCUMENTS	10

3.05	COMPLIANCE WITH LAW	11

3.06	ACCURACY OF STATEMENTS MADE AND MATERIALS PROVIDED TO ONB	11

3.07	LITIGATION AND PENDING PROCEEDINGS	11

3.08	FINANCIAL STATEMENTS AND REPORTS	12

3.09	MATERIAL CONTRACTS	13

3.10	ABSENCE OF UNDISCLOSED LIABILITIES	14

3.11	TITLE TO PROPERTIES	14

3.12	LOANS AND INVESTMENTS	15

3.13	NO SHAREHOLDER RIGHTS PLAN	16

3.14	EMPLOYEE BENEFIT PLANS	16

3.15	OBLIGATIONS TO EMPLOYEES	21

3.16	TAXES, RETURNS AND REPORTS	21

3.17	DEPOSIT INSURANCE	21

3.18	INSURANCE	22

3.19	BOOKS AND RECORDS	22

3.20	BROKER’S, FINDER’S OR OTHER FEES	22

3.21	INTERIM EVENTS	22

3.22	INSIDER TRANSACTIONS	23

3.23	INDEMNIFICATION AGREEMENTS	23

3.24	SHAREHOLDER APPROVAL	24

3.25	INTELLECTUAL PROPERTY	24

3.26	COMMUNITY REINVESTMENT ACT	25

3.27	BANK SECRECY ACT	25

3.28	AGREEMENTS WITH REGULATORY AGENCIES	25

3.29	INTERNAL CONTROLS	25

3.30	FIDUCIARY ACCOUNTS	26

3.31	OPINION OF FINANCIAL ADVISOR	26

ARTICLE IV. REPRESENTATIONS AND WARRANTIES OF ONB		27

4.01	ORGANIZATION AND AUTHORITY	27

4.02	AUTHORIZATION	28

4.03	CAPITALIZATION	29

4.04	ORGANIZATIONAL DOCUMENTS	29

4.05	COMPLIANCE WITH LAW	30

4.06	ACCURACY OF STATEMENTS MADE AND MATERIALS PROVIDED TO ANCHOR	30

4.07	LITIGATION AND PENDING PROCEEDINGS	31

4.08	FINANCIAL STATEMENTS AND REPORTS	31

4.09	TITLE TO PROPERTIES	32

4.10	EMPLOYEE BENEFIT PLANS	33

4.11	TAXES, RETURNS AND REPORTS	33

4.12	DEPOSIT INSURANCE	34

4.13	INSURANCE	34

4.14	BOOKS AND RECORDS	34

4.15	BROKER’S, FINDER’S OR OTHER FEES	34

4.16	ONB SECURITIES AND EXCHANGE COMMISSION FILINGS	34

4.17	COMMUNITY REINVESTMENT ACT	35

4.18	BANK SECRECY ACT	35

4.19	AGREEMENTS WITH REGULATORY AGENCIES	35

4.20	INTERNAL CONTROLS	35

ARTICLE V. COVENANTS OF ANCHOR		36

5.01	SHAREHOLDER APPROVAL	36

5.02	OTHER APPROVALS	37

5.03	CONDUCT OF BUSINESS	37

5.04	INSURANCE	41

5.05	ACCRUALS FOR LOAN LOSS RESERVE AND EXPENSES	41

5.06	ACQUISITION PROPOSALS	42

5.07	PRESS RELEASES	44

5.08	MATERIAL CHANGES TO DISCLOSURE SCHEDULES	45

5.09	ACCESS; INFORMATION	45

5.10	FINANCIAL STATEMENTS	45

5.11	ENVIRONMENTAL	46

5.12	GOVERNMENTAL REPORTS AND SHAREHOLDER INFORMATION	47

5.13	ADVERSE ACTIONS	47

5.14	OPINION OF FINANCIAL ADVISOR	47

5.15	SECURITY HOLDER LITIGATION	47

5.16	EMPLOYEE BENEFITS	47

5.17	VOTING AGREEMENTS	49

5.18	LOCK-UP AGREEMENTS	49

5.19	REDEMPTION OF CERTAIN PREFERRED STOCK	49

5.20	CONVERSION OF SERIES II CONVERTIBLE PREFERRED STOCK	49

5.21	TRUST PREFERRED SECURITIES	49

ARTICLE VI. COVENANTS OF ONB		50

6.01	OTHER APPROVALS	50

6.02	SEC REGISTRATION	50

6.03	EMPLOYEE BENEFIT PLANS	51

6.04	ADVERSE ACTIONS	53

6.05	D&O INSURANCE	53

6.06	SHORT-SWING TRADING EXEMPTION	54

6.07	MATERIAL CHANGES TO ONB DISCLOSURE SCHEDULES	54

6.08	GOVERNMENTAL REPORT AND SHAREHOLDER INFORMATION	54

6.09	CHARITABLE DONATION POOL	54

ARTICLE VII. CONDITIONS PRECEDENT TO THE MERGER		54

7.01	ONB	54

7.02	ANCHOR	56

ARTICLE VIII. TERMINATION OF MERGER		58

8.01	TERMINATION	58

8.02	EFFECT OF TERMINATION	60

ARTICLE IX. EFFECTIVE TIME OF THE MERGER		61

ARTICLE X. CLOSING		62

10.01	CLOSING DATE AND PLACE	62

10.02	DELIVERIES	62

ARTICLE XI. MISCELLANEOUS		63

11.01	EFFECTIVE AGREEMENT	63

11.02	WAIVER; AMENDMENT	63

11.03	NOTICES	63

11.04	HEADINGS	64

11.05	SEVERABILITY	64

11.06	COUNTERPARTS; FACSIMILE; PDF	64

11.07	GOVERNING LAW; ENFORCEMENT; SPECIFIC PERFORMANCE; JURY TRIAL	64

11.08	INDEMNIFICATION	65

11.09	ENTIRE AGREEMENT	65

11.10	SURVIVAL OF REPRESENTATIONS, WARRANTIES OR COVENANTS	66

11.11	EXPENSES	66

11.12	CERTAIN REFERENCES	66

11.13	DISCLOSURE SCHEDULES	66

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is dated to be effective as of the 7th day of August, 2017, by and between OLD NATIONAL BANCORP, an Indiana corporation (“ONB”), and ANCHOR BANCORP, INC., a Minnesota corporation (“Anchor”).

W I T N E S S E T H:

WHEREAS, ONB is an Indiana corporation registered as a financial holding company under the federal Bank Holding Company Act of 1956, as amended (the “BHC Act”), with its principal office located in Evansville, Vanderburgh County, Indiana; and

WHEREAS, Anchor is a Minnesota corporation registered as a bank holding company under the BHC Act, with its principal office located in St. Louis Park, Hennepin County, Minnesota; and

WHEREAS, ONB and Anchor seek to affiliate through a corporate reorganization whereby Anchor will merge with and into ONB, and thereafter, Anchor Bank, National Association (“Bank”), a national banking association and wholly-owned subsidiary of Anchor, will be merged with and into Old National Bank, a national banking association and wholly-owned subsidiary of ONB; and

WHEREAS, the Boards of Directors of each of the parties hereto have determined that it is in the best interests of their respective corporations and their respective shareholders to consummate the merger provided for herein and have approved this Agreement, authorized its execution and designated this Agreement a plan of reorganization and a plan of merger; and

WHEREAS, certain shareholders have each agreed to execute and deliver to ONB voting agreements substantially in the form attached hereto as Exhibit 5.17.

NOW, THEREFORE, in consideration of the foregoing premises, the representations, warranties, covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereby make this Agreement and prescribe the terms and conditions of the merger of Anchor with and into ONB, and the mode of carrying such merger into effect as follows:

ARTICLE I.

THE MERGER

1.01    The Merger.

(a)    General Description. Upon the terms and subject to the conditions of this Agreement, at the Effective Time (as defined in Article IX hereof), Anchor shall merge with and into and under the Articles of Incorporation of ONB (the “Merger”). ONB shall survive the

Merger (sometimes hereinafter referred to as the “Surviving Corporation”) and shall continue its corporate existence under the laws of the State of Indiana pursuant to the provisions of and with the effect provided in the Indiana Business Corporation Law, as amended.

(b)    Name, Officers and Directors. The name of the Surviving Corporation shall be “Old National Bancorp.” Its principal office shall be located at One Main Street, Evansville, Vanderburgh County, Indiana. The officers of ONB serving at the Effective Time shall continue to serve as the officers of the Surviving Corporation, until such time as their successors shall have been duly elected and have qualified or until their earlier resignation, death or removal from office. The directors of the Surviving Corporation following the Effective Time shall be those individuals serving as directors of ONB at the Effective Time until such time as their successors have been duly elected and have qualified or until their earlier resignation, death or removal as a director.

(c)    Articles of Incorporation and By-Laws. The Articles of Incorporation and By-Laws of ONB in existence at the Effective Time shall remain the Articles of Incorporation and By-Laws of the Surviving Corporation following the Effective Time, until such Articles of Incorporation and By-Laws shall be further amended as provided by applicable law.

(d)    Effect of the Merger. At the Effective Time, the title to all assets, real estate and other property owned by Anchor shall vest in Surviving Corporation as set forth in Indiana Code Section 23-1-40-6, as amended, without reversion or impairment. At the Effective Time, all liabilities of Anchor shall be assumed by Surviving Corporation as set forth in Indiana Code Section 23-1-40-6, as amended.

(e)    Integration. At the Effective Time and subject to the terms and conditions of this Agreement, the parties hereto currently intend to effectuate, or cause to be effectuated, the Merger, pursuant to Articles of Merger, substantially in the form attached hereto as Exhibit 1.01(e)(i), and a Plan of Merger, substantially in the form attached hereto as Exhibit 1.01(e)(ii). The parties agree to cooperate and to take all reasonable actions prior to or following the Effective Time, including executing all requisite documentation, as may be reasonably necessary to effect the Merger.

1.02    Reservation of Right to Revise Structure. At ONB’s election, the Merger may alternatively be structured so that (a) Anchor is merged with and into any other direct or indirect wholly-owned subsidiary of ONB or (b) any direct or indirect wholly-owned subsidiary of ONB is merged with and into Anchor; provided, however, that no such change shall (x) alter or change the amount or kind of the Merger Consideration (as hereinafter defined) or the treatment of the holders of common stock, $0.10 par value per share, of Anchor (“Anchor Common Stock”) or options to purchase Anchor Common Stock, (y) prevent the parties from obtaining the opinions of counsel referred to in Sections 7.01(i) and 7.02(h) or otherwise cause the transaction to fail to qualify for the tax treatment described in Section 1.03, or (z) materially impede or delay consummation of the transactions contemplated by this Agreement. In the event of such an election, the parties agree to execute an appropriate amendment to this Agreement (to the extent such amendment only changes the method of effecting the business combination and does not substantively affect this Agreement or the rights and obligations of the parties or their respective shareholders) in order to reflect such election.

1.03    Tax Free Reorganization. ONB and Anchor intend for the Merger to qualify as a reorganization within the meaning of Section 368(a) and related sections of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement constitute a “plan of reorganization” for purposes of Sections 354 and 361 of the Code, and agree to cooperate and to take such actions as may be reasonably necessary to assure such result.

1.04    Absence of Control. Subject to any specific provisions of the Agreement, it is the intent of the parties to this Agreement that neither ONB nor Anchor by reason of this Agreement shall be deemed (until consummation of the transactions contemplated here) to control, directly or indirectly, the other party or any of its respective Subsidiaries (as such term is defined below) and shall not exercise or be deemed to exercise, directly or indirectly, a controlling influence over the management or policies of such other party or any of its respective Subsidiaries.

1.05    Bank Merger. Anchor and ONB agree to take all action necessary and appropriate, including entering into a plan of merger (the “Bank Merger Agreement”) substantially in the form attached hereto as Exhibit 1.05, to cause Bank to merge with and into Old National Bank (the “Bank Merger”) in accordance with the applicable laws and regulations effective simultaneous with the consummation of the Merger. At the effective time of the Bank Merger, the separate corporate existence of Bank will terminate. Old National Bank will be the surviving bank and will continue its corporate existence under applicable law. The articles of association of Old National Bank, as then in effect, will be the articles of association of the surviving bank, and the By-Laws of Old National Bank, as then in effect, will be the By-Laws of the surviving bank.

1.06    Dissenters’ Rights. The holders of Anchor Common Stock, Voting Preferred Stock and Class A1 Preferred Stock (“Anchor Stock”) are entitled to dissenters’ rights under Section 302A.471 of the Minnesota Business Corporation Act, as amended (“MBCA”).

ARTICLE II.

MANNER AND BASIS OF EXCHANGE OF STOCK

2.01    Consideration. Subject to the terms and conditions of this Agreement, at the Effective Time:

(a)    Anchor Common Stock. Each share of Anchor Common Stock issued and outstanding immediately prior to the Effective Time (other than (i) shares held as treasury stock of Anchor, (ii) shares held directly or indirectly by ONB, except shares held in a fiduciary capacity or in satisfaction of a debt previously contracted, if any, and (iii) Dissenting Shares (as hereinafter defined)) shall become and be converted into the right to receive in accordance with this Article, (1) 1.350 shares of common stock (the “Common Stock Exchange Ratio”) (as adjusted in accordance with the terms of this Agreement), without par value, of ONB (“ONB Common Stock”), and (2) cash consideration in the amount of $2.625 per share (the “Common Stock Cash Consideration”).

(b)    Stock Options. Each option to purchase Anchor Common Stock granted under the Anchor Bancorp, Inc. 1996 Stock Option Plan or Anchor Bancorp, Inc. 2013 Stock Option Plan (each an “Anchor Stock Option Plan” and collectively, the “Anchor Stock Option Plans”), as applicable (each an “Anchor Stock Option”, and collectively, the “Anchor Stock Options”), whether vested or unvested, that is outstanding immediately prior to the Effective Time, shall, as of the Effective Time, become fully vested and be converted into the right at the Effective Time to receive an amount, equal to the product of (i) the total number of shares of Anchor Common Stock subject to such Anchor Stock Option and (ii) the positive difference, if any, of (A) the Common Stock Cash Consideration on a per share basis plus the Common Stock Exchange Ratio multiplied by the Average ONB Closing Price (as hereinafter defined) less (B) the exercise price of such Anchor Stock Option, subject to any consents required from holders of Anchor Stock Options or necessary amendments to the applicable Anchor Stock Option Plan or award agreements (the “Options Settlement Amount”). ONB shall pay the Options Settlement Amount in shares of ONB Common Stock valued at the Average ONB Closing Price. ONB shall pay the Anchor Stock Option holders the Options Settlement Amount described in this Section 2.01(b), less such amounts as are required to be withheld or deducted under the Code or any provision of state, local or foreign tax law with respect to the making of such payment, on or as soon as reasonably practicable after the date of Closing, but in any event within five (5) business days following the date of Closing.

(c)    Merger Consideration. The total stock and cash consideration to be paid by ONB in respect of shares of Anchor Common Stock and Anchor Stock Options is referred to herein as the “Merger Consideration.”

(d)    Dissenters Rights. Notwithstanding any provision of this Agreement to the contrary, if required by the MBCA (but only to the extent required thereby), Anchor Stock that is issued and outstanding immediately prior to the Effective Time (other than Anchor Stock to be canceled pursuant to Section 2.03(i)) and that is held by holders of such Anchor Stock who have not voted in favor of the adoption of this Agreement or consented thereto in writing and who have properly exercised appraisal rights with respect thereto in accordance with, and who have complied with, Section 302A.473 of the MBCA (the “Dissenting Shares”) will not be convertible into the right to receive the Merger Consideration, and holders of such Dissenting Shares will be entitled to receive payment of the fair value of such Dissenting Shares in accordance with the provisions of such Section 302A.473 unless and until any such holder fails to perfect or effectively withdraws or loses its rights to appraisal and payment under the MBCA. If, after the Effective Time, any such holder fails to perfect or effectively withdraws or loses such right, such Dissenting Shares will thereupon be treated as if they had been converted into and have become exchangeable for, at the Effective Time, the right to receive the Merger Consideration, without any interest thereon, and ONB shall remain liable for payment of the Merger Consideration for such shares of Anchor Stock. At the Effective Time, any holder of Dissenting Shares shall cease to have any rights with respect thereto, except the rights provided in Section 302A.471 of the MCBA and as provided in the previous sentence. Anchor will give ONB (i) notice of any demands received by Anchor for appraisals of shares of Anchor Stock and (ii) the opportunity to participate in and direct all negotiations and proceedings with respect to such notices and demands. Anchor shall not, except with the prior written consent of ONB, make any payment with respect to any demands for appraisal or settle any such demands.

2.02    Adjustment to Exchange Ratio. At the Effective Time, the Common Stock Exchange Ratio shall be adjusted, if applicable (which Common Stock Exchange Ratio, as adjusted as provided below and in Section 2.04, shall become the “Common Stock Exchange Ratio” for purposes of this Agreement) in accordance with this Section 2.02. If the Anchor Consolidated Shareholders’ Equity as of the end of the month prior to the Effective Time (the “Computation Date”) is less than One Hundred Seventy-Nine Million Dollars ($179,000,000), the Common Stock Exchange Ratio shall be decreased to a quotient determined by dividing the Adjusted Stock Purchase Price by the total number of shares of Anchor Common Stock outstanding at the Effective Time, and further dividing that number by the Average ONB Closing Price.

As used in this Agreement, the following terms shall have the meanings indicated below:

“Adjusted Stock Purchase Price” shall be equal to (x) the Purchase Price less (y) the difference between $179,000,000 and the Anchor Consolidated Shareholders’ Equity as of the end of the month prior to the Effective Time.

“Anchor Consolidated Shareholders’ Equity” shall be the consolidated shareholders’ equity of Anchor less the net accumulated other comprehensive income/(loss) as of the Computation Date, determined in accordance with United States generally accepted accounting principles (“GAAP”), to which shall be added the following amounts (which amounts shall also be calculated in accordance with GAAP): (i) any accruals, reserves or charges resulting from expenses of the Merger and other transactions contemplated by this Agreement, (ii) charges related to the planned termination of Anchor’s pension plan, (iii) any accruals, reserves or charges taken by Anchor at the request of ONB pursuant to Section 5.05 hereof, and (iv) a part of the quarterly dividend paid by Anchor to holders of Anchor Common Stock, as permitted by Section 5.03(a)(iii) hereof, equal to $0.0862 times the number of share of Anchor Common Stock outstanding as of the record date for such dividend.

“Average ONB Closing Price” shall mean the volume-weighted average of the per share closing prices of a share of ONB Common Stock as quoted on the NASDAQ Global Market during the ten (10) trading days preceding the fifth (5th) calendar day preceding the Effective Time.

“Purchase Price” shall be equal to the Average ONB Closing Price multiplied by the total number of shares of ONB Common Stock to be issued pursuant to Section 2.01 as though the Common Stock Exchange Ratio was not adjusted pursuant to this Section 2.02.

2.03    Exchange Procedures.

(a)    At and after the Effective Time, each share of Anchor Common Stock shall represent only the right to receive the Merger Consideration in accordance with the terms of this Agreement.

(b)    At or prior to the Effective Time, ONB shall reserve a sufficient number of shares of ONB Common Stock to be issued as part of the Merger Consideration. As promptly as practicable after the Effective Time, but in no event more than five (5) business days thereafter, ONB shall mail to each holder of record of Anchor Common Stock a letter of transmittal with a form providing instructions and requesting usual and customary information (the “Exchange Form”) necessary to effect the issuance of shares of ONB Common Stock in exchange for shares of Anchor Common Stock pursuant to the terms of this Agreement.

(c)    ONB shall cause a statement of ownership of book-entry shares representing that number of shares of ONB Common Stock (including fractional shares) that each holder of Anchor Common Stock has the right to receive pursuant to Section 2.01 and a check in the amount of any cash consideration and dividends or distributions which such holder shall be entitled to receive, to be delivered to such shareholder upon receipt by ONB of a properly completed and executed Exchange Form. An Exchange Form will be deemed received by ONB only if ONB shall have received a fully and properly completed and signed (including duly executed transmittal materials included in the Exchange Form) Exchange Form. No interest will be paid on any Merger Consideration that any such holder shall be entitled to receive pursuant to this Article II upon such delivery.

(d)    No dividends or other distributions on ONB Common Stock with a record date occurring after the Effective Time shall be paid to the holder of any shares of Anchor Common Stock converted in the Merger into the right to receive shares of such ONB Common Stock unless and until ONB receives the Exchange Form in accordance with this Section 2.03. After becoming so entitled in accordance with this Section 2.03, the record holder thereof also shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to shares of ONB Common Stock such holder had the right to receive upon receipt by ONB of the Exchange Form.

(e)    ONB shall be entitled to deduct and withhold from the applicable Merger Consideration, cash dividends or distributions payable pursuant to this Section 2.03 or any other amounts otherwise payable pursuant to this Agreement to any holder of Anchor Common Stock such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign tax law. To the extent that amounts are so withheld by ONB and paid over to the appropriate Governmental Authority, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Anchor Common Stock in respect of which the deduction and withholding was made by ONB. For purposes of this Agreement, “Governmental Authority” shall mean any government (or any political subdivision or jurisdiction thereof), court, bureau, agency or other governmental entity having or asserting jurisdiction over the applicable party or its business, operations or properties.

(f)    The stock transfer books of Anchor shall be closed immediately upon the Effective Time and from and after the Effective Time there shall be no transfers on the stock transfer records of Anchor of any shares of Anchor Common Stock.

(g)    ONB shall be entitled to rely upon Anchor’s stock transfer books to establish the identity of those individuals, partnerships, corporations, trusts, joint ventures, organizations or other entities (each, a “Person”) entitled to receive the Merger Consideration, which books shall be conclusive with respect thereto. In the event of a dispute with respect to ownership of any Anchor Common Stock, ONB shall be entitled to deposit any Merger Consideration represented thereby in escrow with an independent third party and thereafter be relieved from any and all liability with respect to any claims thereto.

(h)    Subject to the terms of this Agreement and the Exchange Form, ONB, in the exercise of its reasonable, good faith discretion, shall have the right to make all determinations, not inconsistent with the terms of this Agreement, governing (i) the validity of all Exchange Forms and compliance by any holder of Anchor Common Stock with the exchange procedures set forth herein, (ii) the method of issuance and delivery of a statement of ownership of book-entry shares representing the number of shares of ONB Common Stock into which shares of Anchor Common Stock are converted in the Merger, and (iii) the method of payment of Common Stock Cash Consideration.

(i)    Notwithstanding anything in this Agreement to the contrary, at the Effective Time, all shares of Anchor Common Stock that are held as treasury stock of Anchor or owned by ONB (other than shares held in a fiduciary capacity or in satisfaction of a debt previously contracted) shall be cancelled and shall cease to exist and no stock of Anchor or other consideration shall be exchanged therefor.

(j)    Notwithstanding the foregoing, no party hereto shall be liable to any former holder of Anchor Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

2.04    Anti-Dilution Adjustments. If ONB changes (or establishes a record date for changing) the number of shares of ONB Common Stock issued and outstanding prior to the Effective Time by way of a stock split, stock dividend, recapitalization or similar transaction with respect to the outstanding ONB Common Stock, and the record date therefor shall be prior to the Effective Time, the Common Stock Exchange Ratio shall be adjusted so the shareholders of Anchor at the Effective Time shall receive, in the aggregate, such number of shares of ONB Common Stock representing the same percentage of outstanding shares of ONB Common Stock as would have been represented by the number of shares of ONB Common Stock the shareholders of Anchor would have received if any of the foregoing actions had not occurred. No adjustment shall be made under this Section 2.04 solely as a result of ONB issuing additional shares of ONB Common Stock provided it receives fair market value consideration for such shares or such shares are issued in connection with the ONB Plans (as hereinafter defined).

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF ANCHOR

On or prior to the date hereof, Anchor has delivered to ONB a schedule (the “Anchor Disclosure Schedule”) setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article III or to one or more of its covenants contained in Article V.

For the purpose of this Agreement, and in relation to Anchor, a “Material Adverse Effect on Anchor” means any effect that (i) is material and adverse to the results of operations, properties, assets, liabilities, conditions (financial or otherwise), value or business of Anchor and its Subsidiaries (as such term is defined below) taken as a whole, or (ii) would materially impair the ability of Anchor to perform its obligations under this Agreement or otherwise materially threaten or materially impede the consummation of the Merger and the other transactions contemplated by this Agreement; provided, however, that a Material Adverse Effect on Anchor shall not be deemed to include the impact of (a) changes in banking and similar laws of general applicability to banks or their holding companies or interpretations thereof by courts or governmental authorities, (b) changes in GAAP or regulatory accounting requirements applicable to banks or their holding companies generally, (c) effects of any action or omission taken pursuant to this Agreement or with the prior written consent of ONB, (d) changes resulting from expenses (such as legal, accounting and investment bankers’ fees) incurred in connection with this Agreement or the transactions contemplated herein, (e) the impact of the announcement of this Agreement and the transactions contemplated hereby, and compliance with this Agreement on the business, financial condition or results of operations of Anchor and its Subsidiaries, and (f) the occurrence of any military or terrorist attack within the United States or any of its possessions or offices; provided, that without regard to any other provision of this Agreement, and without limiting other events or circumstances that may constitute a “Material Adverse Effect on Anchor”, a “Material Adverse Effect on Anchor” shall be deemed to have occurred in the event of the imposition of a formal regulatory enforcement action against Anchor or Bank following the date of this Agreement.

For the purpose of this Agreement, and in relation to Anchor and its Subsidiaries, “knowledge” means those facts that are known or should have been known after due inquiry by the directors and executive officers of Anchor and its Subsidiaries. Additionally, for the purpose of this Agreement, and in relation to Anchor, an “Anchor Subsidiary” or collectively, “Anchor Subsidiaries” shall mean any entity or entities required to be consolidated with Anchor for financial reporting purposes pursuant to GAAP.

Accordingly, Anchor hereby represents and warrants to ONB as follows, except as set forth in its Disclosure Schedule:

3.01    Organization and Authority.

(a)    Anchor is a corporation duly organized and validly existing under the laws of the state of Minnesota and is registered as a bank holding company under the BHC Act. Anchor has full power and authority (corporate and otherwise) to own and lease its properties as presently owned and leased and to conduct its business in the manner and by the means utilized as of the date hereof. Anchor has previously provided ONB with a complete list of its Subsidiaries. Except for its Subsidiaries, Anchor owns no voting stock or equity securities of any corporation, partnership, association or other entity.

(b)    Bank is a national banking association existing under the laws of the United States of America. Bank has full power and authority (corporate and otherwise) to own and lease its properties as presently owned and leased and to conduct its business in the manner and by the means utilized as of the date hereof. Except as set forth in the Anchor Disclosure Schedule, Bank owns no voting stock or equity securities of any corporation, partnership, association or other entity.

(c)    Each of Anchor’s Subsidiaries other than Bank is duly organized and validly existing under the laws of its jurisdiction of organization, and has full power and authority (corporate and otherwise) to own and lease its properties as presently owned and leased and to conduct its business in the manner and by the means utilized as of the date hereof.

3.02    Authorization.

(a)    Anchor has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder, subject to the fulfillment of the conditions precedent set forth in Sections 7.02(e) and (f) hereof. As of the date hereof, Anchor is not aware of any reason why the approvals set forth in Section 7.02(e) will not be received in a timely manner and without the imposition of a condition, restriction or requirement of the type described in Section 7.01(e). This Agreement and its execution and delivery by Anchor have been duly authorized and approved by the Board of Directors of Anchor and, assuming due execution and delivery by ONB, constitutes a valid and binding obligation of Anchor, subject to the fulfillment of the conditions precedent set forth in Section 7.02 hereof, and is enforceable in accordance with its terms, except to the extent limited by general principles of equity and public policy and by bankruptcy, insolvency, fraudulent transfer, reorganization, liquidation, moratorium, readjustment of debt or other laws of general application relating to or affecting the enforcement of creditors’ rights.

(b)    Neither the execution of this Agreement nor consummation of the Merger contemplated hereby: (i) conflicts with or violates the Articles of Incorporation or By-Laws of Anchor or the charter documents of any of Anchor’s Subsidiaries; (ii) conflicts with or violates any local, state, federal or foreign law, statute, ordinance, rule or regulation (provided that the approvals of or filings with applicable government regulatory agencies or authorities required for consummation of the Merger are obtained) or any court or administrative judgment, order, injunction, writ or decree; (iii) conflicts with, results in a breach of or constitutes a default under any note, bond, indenture, mortgage, deed of trust, license, lease, contract, agreement, arrangement, commitment or other instrument to which Anchor or any of its Subsidiaries is a party or by which Anchor or any of its Subsidiaries is subject or bound; (iv) results in the creation of or gives any Person the right to create any lien, charge, claim, encumbrance or security interest, or results in the creation of any other rights or claims of any other party (other than ONB) or any other adverse interest, upon any right, property or asset of Anchor or any of its Subsidiaries which would be material to Anchor; or (v) terminates or gives any Person the right to terminate, accelerate, amend, modify or refuse to perform under any note, bond, indenture, mortgage, agreement, contract, lease, license, arrangement, deed of trust, commitment or other instrument to which Anchor or any of its Subsidiaries is bound or with respect to which Anchor or any of its Subsidiaries is to perform any duties or obligations or receive any rights or benefits.

(c)    Other than in connection or in compliance with the provisions of the applicable federal and state banking, securities, antitrust and corporation statutes, all as amended, and the rules and regulations promulgated thereunder, no notice to, filing with, exemption by or consent, authorization or approval of any governmental agency or body is necessary for consummation of the Merger by Anchor.

3.03    Capitalization.

(a)    The authorized capital stock of Anchor as of the date hereof consists, and at the Effective Time will consist, of: (i) 15,000,000 shares of Anchor Common Stock; (ii) 3,000,000 shares of Voting Preferred Stock, par value $0.10 per share; (iii) 200,000 shares of Flexible Capital Preferred Stock, par value $0.10 per share; and (iv) 100,000 shares of Class A1 Preferred

Stock, par value $100.00 per share. As of the date hereof: (w) 11,626,074 shares of Anchor Common Stock are issued and outstanding; (x) the authorized Anchor Flexible Capital Preferred Stock consists of 100,000 shares of Series II Convertible Preferred Stock, all of which are issued and outstanding; (y) 2,150,000 shares of the Voting Preferred Stock are issued and outstanding; and (z) 65,313 shares of the Class A1 Preferred Stock are issued and outstanding. Additionally, options to purchase 155,222 shares of Anchor Common Stock are outstanding under the Anchor Bancorp, Inc. 1996 Stock Option Plan and Anchor Bancorp, Inc. 2013 Stock Option Plan. Such issued and outstanding shares of Anchor Common Stock, the Flexible Capital Preferred Stock, the Voting Preferred Stock and the Class A1 Preferred Stock have been duly and validly authorized by all necessary corporate action of Anchor, are validly issued, fully paid and non-assessable and have not been issued in violation of any pre-emptive rights of any present or former Anchor shareholder. Except as set forth in the Anchor Disclosure Schedule, Anchor has no capital stock authorized, issued or outstanding other than as described in this Section 3.03(a) and has no intention or obligation to authorize or issue any other capital stock or any additional shares of Anchor Common Stock. Each share of Anchor Common Stock is entitled to one (1) vote per share. Each share of Anchor Voting Preferred Stock and Class A1 Preferred Stock is entitled to four (4) votes per share. A description of the Anchor Common Stock is contained in the Articles of Incorporation of Anchor.

(b)    Set forth on the Anchor Disclosure Schedule is a list of all Anchor Subsidiaries. All of the issued and outstanding shares of capital stock or other equity ownership interests of each Anchor Subsidiary is owned by Anchor free and clear of all liens, pledges, charges, claims, encumbrances, restrictions, security interests, options and pre-emptive rights and of all other rights or claims of any other Person with respect thereto. For purposes of this Agreement.

(c)    Except for the options issued under the Anchor Stock Option Plans, and except as set forth in the Anchor Disclosure Schedule, there are no options, warrants, commitments, calls, puts, agreements, understandings, arrangements or subscription rights relating to any shares of common stock or preferred stock of Anchor or any of Anchor’s Subsidiaries, or any securities convertible into or representing the right to purchase or otherwise acquire any common stock, preferred stock, or debt securities of Anchor or its Subsidiaries, by which Anchor or its Subsidiaries is or may become bound. Anchor does not have any outstanding contractual or other obligation to repurchase, redeem or otherwise acquire any of the issued and outstanding shares of common stock or preferred stock. Except as set forth on the Anchor Disclosure Schedule, to the knowledge of Anchor, there are no voting trusts, voting arrangements, buy-sell agreements or similar arrangements affecting the capital stock or preferred stock of Anchor or its Subsidiaries.

(d)    Except as set forth on the Anchor Disclosure Schedule, Anchor has no knowledge of any Person which beneficially owns (as defined in Rule 13d-3 under the Securities Exchange Act of 1934 (the “1934 Act”)) five percent (5%) or more of the outstanding shares of Anchor Common Stock.

3.04    Organizational Documents. The Amended and Restated Articles of Incorporation and By-Laws of Anchor and any similar governing documents for each of Anchor’s Subsidiaries, representing true, accurate and complete copies of such corporate documents in effect as of the date of this Agreement, have been delivered to ONB.

3.05    Compliance with Law.

(a)    None of Anchor or any of its Subsidiaries is currently in violation of, and since January 1, 2013, none has been in violation of, any local, state, federal or foreign law, statute, regulation, rule, ordinance, order, restriction or requirement, and none is in violation of any order, injunction, judgment, writ or decree of any court or government agency or body (collectively, the “Law”), except where such violation would not have a Material Adverse Effect on Anchor. Anchor and its Subsidiaries possess and hold all licenses, franchises, permits, certificates and other authorizations necessary for the continued conduct of their business without interference or interruption, except where the failure to possess and hold the same would not have a Material Adverse Effect on Anchor, and such licenses, franchises, permits, certificates and authorizations are transferable (to the extent required) by operation of law to ONB at the Effective Time without any restrictions or limitations thereon or the need to obtain any consents of government agencies or other third parties other than as set forth in this Agreement. Notwithstanding the foregoing, nothing in this Section 3.05 or this Agreement shall require Anchor to provide ONB with any confidential regulatory supervisory information of Anchor or Bank.

(b)    The Anchor Disclosure Schedule sets forth, as of the date hereof, a schedule of all executive officers (for purposes of Regulation O) and directors of Anchor who have outstanding loans from Anchor or any of its Subsidiaries, and there has been no default on, or forgiveness or waiver of, in whole or in part, any such loan during the two (2) years immediately preceding the date hereof.

(c)    All of the existing offices and branches of Bank have been legally authorized and established in accordance with all applicable federal, state and local laws, statutes, regulations, rules, ordinances, orders, restrictions and requirements, except such as would not have a Material Adverse Effect on Anchor. Bank has no approved but unopened offices or branches.

3.06    Accuracy of Statements Made and Materials Provided to ONB. No representation, warranty or other statement made, or any information provided, by Anchor in this Agreement, or in the Anchor Disclosure Schedule (and any update thereto) or provided by Anchor to ONB and in the course of ONB’s due diligence investigation, and no written information which has been or shall be supplied by Anchor with respect to its financial condition, results of operations, business, assets, capital or directors and officers for inclusion in the proxy statement-prospectus relating to the Merger, contains or shall contain (in the case of information relating to the proxy statement-prospectus at the time it is first mailed to Anchor’s shareholders) any untrue statement of material fact or omits or shall omit to state a material fact necessary to make the statements contained herein or therein, in light of the circumstances in which they are made, not false or misleading, except that no representation or warranty has been made by Anchor with respect to statements made or incorporated by reference in the Form S-4 or the proxy statement-prospectus therein based on information supplied by ONB specifically for inclusion or incorporation by reference in the Form S-4 or the proxy statement-prospectus therein.

3.07    Litigation and Pending Proceedings. Except as set forth in the Anchor Disclosure Schedule:

(a)    Except for lawsuits involving collection of delinquent accounts and lawsuits which would not have a Material Adverse Effect on Anchor, there are no claims, actions, suits, proceedings, mediations, arbitrations or investigations pending and served against Anchor or any of its Subsidiaries or, to the knowledge of Anchor or any of its Subsidiaries, threatened in any court or before any government agency or authority, arbitration panel or otherwise against Anchor or any of its Subsidiaries. Anchor does not have knowledge of a basis for any claim, action, suit, proceeding, litigation, arbitration or investigation against Anchor or any of its Subsidiaries.

(b)    Neither Anchor nor any of its Subsidiaries is: (i) subject to any material outstanding judgment, order, writ, injunction or decree of any court, arbitration panel or governmental agency or authority; (ii) presently charged with or, to the knowledge of Anchor, under governmental investigation with respect to, any actual or alleged material violations of any law, statute, rule, regulation or ordinance; or (iii) the subject of any material pending or, to the knowledge of Anchor, threatened proceeding by any government regulatory agency or authority having jurisdiction over their respective business, assets, capital, properties or operations.

3.08    Financial Statements and Reports.

(a)    Anchor has made available to ONB copies of the following financial statements and reports of Anchor and its Subsidiaries, including the notes thereto (collectively, the “Anchor Financial Statements”):

(i)    Consolidated Balance Sheets and the related Consolidated Statements of Income and Consolidated Statements of Changes in Shareholders’ Equity of Anchor as of and for the fiscal years ended December 31, 2014, 2015, and 2016, and as of and for the six (6) months ended June 30, 2017;

(ii)    Consolidated Statements of Cash Flows of Anchor for the fiscal years ended December 31, 2014, 2015 and 2016; and

(iii)    Call Reports (“Call Reports”) for Bank as of the close of business on December 31, 2014, 2015 and 2016, and as of and for the six (6) months ended June 30, 2017.

(b)    Except for the Call Reports, which relate solely to Bank, the Anchor Financial Statements present fairly in all material respects the consolidated financial position of Anchor as of and at the dates shown and the consolidated results of operations, cash flows and changes in shareholders’ equity for the periods covered thereby and are complete, correct, represent bona fide transactions and have been prepared from the books and records of Anchor and its Subsidiaries. The Anchor Financial Statements described in clauses (a)(i) and (a)(ii) above for completed fiscal years are audited financial statements and have been prepared in conformance with GAAP, except as may otherwise be indicated in any accountants’ notes or reports with respect to such financial statements.

(c)    Since December 31, 2016 on a consolidated basis Anchor and its Subsidiaries have not incurred any material liability other than in the ordinary course of business consistent with past practice.

3.09    Material Contracts.

(a)    Except as set forth in the Anchor Disclosure Schedule, as of the date of this Agreement, neither Anchor nor any of its Subsidiaries, nor any of their respective assets, businesses, or operations, is a party to, or is bound or affected by, or receives benefits under, (i) any contract relating to the borrowing of money by Anchor or any of its Subsidiaries or the guarantee by Anchor or any of its Subsidiaries of any such obligation (other than contracts pertaining to fully-secured repurchase agreements, and trade payables, and contracts relating to borrowings or guarantees made in the ordinary course of business), (ii) any contract containing covenants that limit the ability of Anchor or any of its Subsidiaries to compete in any line of business or with any Person, or to hire or engage the services of any Person, or that involve any restriction of the geographic area in which, or method by which, Anchor or any of its Subsidiaries may carry on its business (other than as may be required by Law or any Governmental Authority), or any contract that requires it or any of its Subsidiaries to deal exclusively or on a “sole source” basis with another party to such contract with respect to the subject matter of such contract, (iii) any contract for, with respect to, or that contemplates, a possible merger, consolidation, reorganization, recapitalization or other business combination, or asset sale or sale of equity securities not in the ordinary course of business consistent with past practice, with respect to Anchor or any of its Subsidiaries, (iv) any other contract or amendment thereto that would be required to be filed as an exhibit to any reports and other documents required to be filed under the 1934 Act and the Securities Act of 1933 (the “1933 Act”) (collectively, the “SEC Reports”) (as described in Items 601(b)(4) and 601(b)(10) of Regulation S-K under the 1933 Act), (v) any lease of real or personal property providing for annual lease payments by or to Anchor or its Subsidiaries in excess of $500,000 per annum other than financing leases entered into in the ordinary course of business in which Anchor or any of its Subsidiaries is the lessor, or (vi) any contract that involves expenditures or receipts of Anchor or any of its Subsidiaries in excess of $500,000 per year not entered into in the ordinary course of business consistent with past practice. The contracts of the type described in the preceding sentence, whether or not in effect as of the date of this Agreement, shall be deemed “Material Contracts” hereunder. With respect to each of Anchor’s and each Anchor Subsidiary’s Material Contracts that is disclosed in the Anchor Disclosure Schedule, or would be required to be so disclosed if in effect on the date of this Agreement: (A) each such Material Contract is in full force and effect; (B) neither Anchor nor any of its Subsidiaries is in material default thereunder with respect to each Material Contract, as such term or concept is defined in each such Material Contract; (C) neither Anchor nor any of its Subsidiaries has repudiated or waived any material provision of any such Material Contract; and (D) no other party to any such Material Contract is, to Anchor’s knowledge, in material default in any material respect. True copies of all Material Contracts, including all amendments and supplements thereto, have been delivered to ONB.

(b)    Except as set forth in the Anchor Disclosure Schedule, neither Anchor nor any of its Subsidiaries have entered into any interest rate swaps, caps, floors, option agreements, futures and forward contracts or other similar risk management arrangements, whether entered into for Anchor’s own account or for the account of one or more of its Subsidiaries or their respective customers.

3.10    Absence of Undisclosed Liabilities. Except as provided in the Anchor Financial Statements or in the Anchor Disclosure Schedule, and except for unfunded loan commitments and obligations on letters of credit to customers of Anchor’s Subsidiaries made in the ordinary course of business, except for trade payables incurred in the ordinary course of such Subsidiaries’ business, and except for the transactions contemplated by this Agreement and obligations for services rendered pursuant thereto, or any other transactions which would not result in a material liability, none of Anchor or any of its Subsidiaries has, nor will have at the Effective Time, any obligation, agreement, contract, commitment, liability, lease or license which exceeds $250,000 individually, $500,000 in the aggregate, or any obligation, agreement, contract, commitment, liability, lease or license made outside of the ordinary course of business, except where the aggregate of the amount due under such obligations, agreements, contracts, commitments, liabilities, leases or licenses would not have a Material Adverse Effect on Anchor, nor does there exist any circumstances resulting from transactions effected or events occurring on or prior to the date of this Agreement or from any action omitted to be taken during such period which could reasonably be expected to result in any such obligation, agreement, contract, commitment, liability, lease or license. None of Anchor or any of its Subsidiaries is delinquent in the payment of any amount due pursuant to any trade payable in any material respect, and each has properly accrued for such payables in accordance with GAAP, except where the failure to so accrue would not constitute a Material Adverse Effect on Anchor.

3.11    Title to Properties. Except as described in this Section 3.11 or the Anchor Disclosure Schedule:

(a)    Anchor or one of its Subsidiaries, as the case may be, has: good and marketable title in fee simple absolute to all real property (including, without limitation, all real property used as bank premises and all other real estate owned) which is reflected in the Anchor Financial Statements as of June 30, 2017; good and marketable title to all personal property reflected in the Anchor Financial Statements as of June 30, 2017, other than personal property disposed of in the ordinary course of business since June 30, 2017; good and marketable title to or right to use by valid and enforceable lease or contract all other properties and assets (whether real or personal, tangible or intangible) which Anchor or any of its Subsidiaries purports to own or which Anchor or any of its Subsidiaries uses in its respective business and which are in either case material to its respective business; good and marketable title to, or right to use by terms of a valid and enforceable lease or contract, all other property used in its respective business to the extent material thereto; and good and marketable title to all material property and assets acquired and not disposed of or leased since June 30, 2017. All of such properties and assets are owned by Anchor or its Subsidiaries free and clear of all land or conditional sales contracts, mortgages, liens, pledges, restrictions, options, security, interests, charges, claims, rights of third parties or encumbrances of any nature except: (i) as set forth in the Anchor Disclosure Schedule; (ii) as specifically noted in reasonable detail in the Anchor Financial Statements; (iii) statutory liens for taxes not yet delinquent or being contested in good faith by appropriate proceedings; (iv) pledges or liens required to be granted in connection with the acceptance of government deposits or granted in connection with repurchase or reverse repurchase agreements; and (v) easements, encumbrances and liens of record, imperfections of title and other limitations which are not material in amounts to Anchor on a consolidated basis and which do not detract from the value or materially interfere with the present or contemplated use of any of the properties subject thereto or otherwise materially impair the use thereof for the purposes for which they are held or used. All real property owned or, to the knowledge of Anchor, leased by Anchor or its Subsidiaries is in compliance in all material respects with all applicable zoning and land use laws. To Anchor’s knowledge, all real property, machinery, equipment, furniture and fixtures owned or leased by Anchor or its Subsidiaries that is material to their respective businesses is structurally sound, in good operating condition (ordinary wear and tear excepted) and has been and is being maintained and repaired in the ordinary course of business.

(b)    With respect to all real property presently or formerly owned, leased or used by Anchor or any of its Subsidiaries, Anchor, its Subsidiaries and to Anchor’s knowledge each of the prior owners, have conducted their respective business in substantial compliance with all federal, state, county and municipal laws, statutes, regulations, rules, ordinances, orders, directives, restrictions and requirements relating to, without limitation, responsible property transfer, underground storage tanks, petroleum products, air pollutants, water pollutants or storm water or process waste water or otherwise relating to the environment, air, water, soil or toxic or hazardous substances or to the manufacturing, recycling, handling, processing, distribution, use, generation, treatment, storage, disposal or transport of any hazardous or toxic substances or petroleum products (including polychlorinated biphenyls, whether contained or uncontained, and asbestos-containing materials, whether friable or not), including, without limitation, the Federal Solid Waste Disposal Act, the Hazardous and Solid Waste Amendments, the Federal Clean Air Act, the Federal Clean Water Act, the Occupational Health and Safety Act, the Federal Resource Conservation and Recovery Act, the Toxic Substances Control Act, the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 and the Superfund Amendments and Reauthorization Act of 1986, all as amended, and regulations of the Environmental Protection Agency, the Nuclear Regulatory Agency, the Army Corps of Engineers, the Department of Interior, the United States Fish and Wildlife Service and any state department of natural resources or state environmental protection agency now or at any time thereafter in effect (collectively, “Environmental Laws”). There are no pending or, to the knowledge of Anchor, threatened, claims, actions or proceedings by any local municipality, sewage district or other governmental entity against Anchor or any of its Subsidiaries with respect to the Environmental Laws, and to Anchor’s knowledge there is no reasonable basis or grounds for any such claim, action or proceeding. No environmental clearances are required for the conduct of the business of Anchor or any of its Subsidiaries as currently conducted or the consummation of the Merger contemplated hereby. To Anchor’s knowledge, neither Anchor nor any of its Subsidiaries is the owner, operator or lessee of any property on which any substances have been used, stored, deposited, treated, recycled or disposed of, which substances if known to be present on, at or under such property would require clean-up, removal, treatment, abatement, response costs or any other remedial action under any Environmental Law. To Anchor’s knowledge, neither Anchor nor any of its Subsidiaries has any liability for any clean-up or remediation under any of the Environmental Laws with respect to any real property.

3.12    Loans and Investments.

(a)    Anchor has provided ONB with a list of each loan by Bank that has been classified by regulatory examiners or management as “Other Loans Specially Mentioned,” “Substandard,” “Doubtful” or “Loss” or that has been identified by accountants or auditors (internal or external) as having a significant risk of uncollectability as of June 30, 2017. The most recent loan watch list of Bank and a list of all loans which have been determined to be thirty (30) days or more past due with respect to principal or interest payments or has been placed on nonaccrual status has also been provided by Anchor to ONB.

(b)    All loans reflected in the Anchor Financial Statements as of June 30, 2017, and which have been made, extended, renewed, restructured, approved, amended or acquired since June 30, 2017: (i) have been made for good, valuable and adequate consideration in the ordinary course of business; (ii) constitute the legal, valid and binding obligation of the obligor and any guarantor named therein, except to the extent limited by general principles of equity and public policy or by bankruptcy, insolvency, fraudulent transfer, reorganization, liquidation, moratorium, readjustment of debt or other laws of general application relative to or affecting the enforcement of creditors’ rights; (iii) are evidenced by notes, instruments or other evidences of indebtedness which are true, genuine and what they purport to be; and (iv) are secured by perfected security interests or recorded mortgages naming Bank as the secured party or mortgagee (unless by written agreement to the contrary).

(c)    The allowance for possible loan and lease losses and the carrying value for real estate owned which are shown on the Anchor Financial Statements are, in the judgment of management of Anchor, adequate in all material respects under the requirements of GAAP to provide for possible losses on loans and leases outstanding and real estate owned as of the respective dates.

(d)    Except as set forth in the Anchor Disclosure Schedule, none of the investments reflected in the Anchor Financial Statements as of and for the period ended June 30, 2017, and none of the investments made by any Anchor Subsidiary since June 30, 2017, are subject to any restriction, whether contractual or statutory, which materially impairs the ability of such Anchor Subsidiary to dispose freely of such investment at any time. Neither Anchor nor any of its Subsidiaries is a party to any repurchase agreements with respect to securities.

(e)    Except as set forth in the Anchor Disclosure Schedule, and except for customer deposits, ordinary trade payables, federal funds purchased, customer repurchase agreements and Federal Home Loan Bank borrowings, neither Anchor nor any of its Subsidiaries has, and none will have at the Effective Time, any indebtedness for borrowed money.

(f)    Notwithstanding the foregoing representations or any other representation contained in this Agreement, Anchor makes no representation or warranty as to the collectability of any of the loans reflected in the Anchor Financial Statements as a result of any borrower’s financial inability to pay any such loan or the adequacy or value of collateral securing any such loan.

3.13    No Shareholder Rights Plan. Anchor has no shareholder rights plan or any other plan, program or agreement involving, restricting, prohibiting or discouraging a change in control or merger of Anchor or which reasonably could be considered an anti-takeover mechanism.

3.14    Employee Benefit Plans.

(a)    With respect to the employee benefit plans, as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), sponsored or otherwise maintained by any member of a controlled group of corporations under Code Section 414(b) of which Anchor is or was a member, and any trade or business (whether or not incorporated) which is or was under common control with Anchor under Code Section 414(c), and all other entities which together with Anchor are or were prior to the date hereof treated as a single employer under Code Section 414(m) or 414(o) (an “ERISA Affiliate”), whether written or oral, in which Anchor or any ERISA Affiliate participates as a participating employer, or to which Anchor or any ERISA Affiliate contributes or is or has been obligated to contribute, or any nonqualified employee benefit plans or deferred compensation, bonus, stock, performance share, phantom stock or incentive plans or arrangements, or other employee benefit or fringe benefit programs for the benefit of former or current employees or directors (or their beneficiaries or dependents) of Anchor or any ERISA Affiliate, and including any such plans which have been terminated, merged into another plan, frozen or discontinued in the past six (6) years (individually, each an “Anchor Plan” and collectively, “Anchor Plans”), Anchor represents and warrants, except as set forth in the Anchor Disclosure Schedule:

(i)    All such Anchor Plans have, on a continuous basis since their adoption, been, in all material respects, maintained in compliance with their respective terms and with the requirements prescribed by all applicable statutes, orders and governmental rules or regulations, including without limitation, ERISA and the Department of Labor (“Department”) Regulations promulgated thereunder and the Code and Treasury Regulations promulgated thereunder.

(ii)    All Anchor Plans intended to constitute tax-qualified plans under Code Section 401(a) have complied since their adoption or have been timely amended to comply in all material respects with all applicable requirements of the Code and the Treasury Regulations and each such Plan has received a favorable determination letter from the Internal Revenue Service upon which Anchor may rely regarding the tax qualified status under the Code.

(iii)    All Anchor Plans that provide for payments of “nonqualified deferred compensation” (as defined in Code Section 409A(d)(1)) and any award thereunder, in each case that is subject to Section 409A of the Code has in all material respects (A) since January 1, 2005 been maintained and operated in good faith compliance with the applicable requirements of Code Section 409A and applicable guidance thereunder, and (B) since January 1, 2009 been in documentary and operational compliance with Code Section 409A and the Treasury Regulations promulgated thereunder.

(iv)    All Anchor Stock Options were granted with a per share exercise price that was not less than the “fair market value” of Anchor Common Stock on the date of such grant, as determined in accordance with the terms of the Anchor Bancorp, Inc. 1996 Stock Option Plan or Anchor Bancorp, Inc. 2013 Stock Option Plan, as applicable.

(v)    All Anchor Stock Options have been properly accounted for in accordance with GAAP, and to the knowledge of Anchor, no change is expected in respect of any prior financial statements relating to expenses for stock-based compensation. There is no pending audit, investigation or inquiry by any governmental agency or authority or by Anchor (directly or indirectly) with respect to Anchor’s stock option granting practices or other equity compensation practices. The grant date of each Anchor Stock Option is on or after the date on which such grant was authorized by the Board of Directors of Anchor or the compensation committee thereof.

(vi)    No Anchor Plan (or its related trust), other than the Anchor Bancorp N.A. Pension Plan, holds any stock or other securities of Anchor.

(vii)    Neither Anchor, or to the knowledge of Anchor, an ERISA Affiliate nor any fiduciary as defined in ERISA Section 3(21)(A) of an Anchor Plan has engaged in any transaction that may subject Anchor, any ERISA Affiliate or any Anchor Plan to a civil penalty imposed by ERISA Section 502 or any other provision of ERISA or excise taxes under Code Section 4971, 4975, 4976, 4977, 4979 or 4980B.

(viii)    All obligations required to be performed by Anchor or any ERISA Affiliate under any provision of any Anchor Plan have been performed by it in all material respects and neither Anchor nor any ERISA Affiliate is in default under or in violation of any provision of any Anchor Plan.

(ix)    All required reports and descriptions for the Anchor Plans have been timely filed and distributed to participants and beneficiaries, and all notices required by ERISA, the Code or other law with respect to all Anchor Plans have been proper as to form and content and have been provided timely.

(x)    No event has occurred which would constitute grounds for an enforcement action by any party under Part 5 of Title I of ERISA with respect to any Anchor Plan.

(xi)    There are no examinations, audits, enforcement actions or proceedings or any other investigations, pending, threatened or currently in process by any governmental agency involving any Anchor Plan.

(xii)    There are no actions, suits, proceedings or claims pending (other than routine claims for benefits) or threatened against Anchor or any ERISA Affiliate in connection with any Anchor Plan or the assets of any Anchor Plan.

(xiii)    Any Anchor Plan may be amended and terminated at any time without any Material Adverse Effect on Anchor, subject to any restrictions in Section 409A of the Code, and these rights have always been maintained by Anchor and its ERISA Affiliates.

(xiv)    Except for the Anchor Bancorp, N.A. Pension Plan, Anchor does not maintain and is not required to contribute to any defined benefit retirement plan which is subject to Title IV of ERISA and does not have any liability with respect to any plan that is (i) a defined benefit pension plan subject to Title IV of

ERISA, (ii) a pension plan subject to Section 302 of ERISA or Section 412 of the Code, or (iii) a multiemployer pension plan (as that term is defined in Sections 4001(a)(3) and 3(37) of ERISA).

(b)    Anchor has provided or made available to ONB true, accurate and complete copies and, in the case of any plan or program which has not been reduced to writing, a materially complete summary, of all of the following, as applicable:

(i)    Pension, retirement, profit-sharing, savings, stock purchase, stock bonus, stock ownership, stock option, restricted stock, restricted stock unit, phantom stock, performance share and stock appreciation right plans, all amendments thereto and, if required under the reporting and disclosure requirements of ERISA, all summary plan descriptions thereof (including any modifications thereto);

(ii)    All employment, deferred compensation (whether funded or unfunded), salary continuation, consulting, bonus, severance and collective bargaining agreements, arrangements or understandings;

(iii)    All executive and other incentive compensation plans, programs and agreements;

(iv)    All group insurance, medical and prescription drug arrangements, policies or plans and all summary plan descriptions thereof;

(v)    All other incentive, welfare or employee benefit plans, understandings, arrangements or agreements, maintained or sponsored, participated in, or contributed to or obligated to contribute to by Anchor for its current or former directors, officers or employees;

(vi)    All reports filed with the Internal Revenue Service, the Department of Labor and the Pension Benefit Guaranty Corporation within the preceding three (3) years by Anchor or any ERISA Affiliate with respect to any Anchor Plan;

(vii)    All current participants in such plans and programs and all participants with benefit entitlements under such plans and programs;

(viii)    Valuations or allocation reports for any defined contribution and defined benefit plans as of the most recent allocation and valuation dates; and

(ix)    All material notices provided to employees and participants in connection with any Anchor Plan.

(c)    Except as set forth on the Anchor Disclosure Schedule, no current or former director, officer or employee of Anchor or any ERISA Affiliate (i) is entitled to or may become entitled to any benefit under any welfare benefit plans (as defined in ERISA Section 3(1)) after termination of employment with Anchor or any ERISA Affiliate, except to the extent such individuals may be entitled to continue their group health care coverage pursuant to Code Section 4980B or applicable state law, or (ii) is currently receiving, or entitled to receive, a disability benefit under a long-term or short-term disability plan maintained by Anchor or an ERISA Affiliate.

(d)    With respect to all group health plans as defined in ERISA Section 607(1), sponsored or maintained by Anchor or any ERISA Affiliate, no director, officer, employee or agent of Anchor or any ERISA Affiliate has engaged in any action or failed to act in such a manner that, as a result of such action or failure to act, would cause a tax to be imposed on Anchor or any ERISA Affiliate under Code Section 4980B(a), or would cause a penalty to be imposed under ERISA and the regulations promulgated thereunder. With respect to all such plans, all applicable provisions of Code Section 4980B and ERISA Sections 601-606 have been complied with in all material respects by Anchor or any ERISA Affiliate, and all other provisions of ERISA and the regulations promulgated thereunder have been complied with in all material respects.

(e)    Except as provided in the Anchor Disclosure Schedule, there are no collective bargaining, employment, management, consulting, deferred compensation, reimbursement, indemnity, retirement, early retirement, severance or similar plans or agreements, commitments or understandings, or any employee benefit or retirement plan or agreement, binding upon Anchor or any ERISA Affiliate and no such agreement, commitment, understanding or plan is under discussion or negotiation by management with any employee or group of employees, any member of management or any other Person.

(f)    Except as otherwise provided in the Anchor Disclosure Schedule, no Voluntary Employees’ Beneficiary Association, as defined in Code Section 501(c)(9), is sponsored, maintained or contributed to by Anchor or any ERISA Affiliate.

(g)    Except as otherwise provided in the Anchor Disclosure Schedule or as contemplated in this Agreement, there are no benefits or liabilities under any employee benefit plan or program that will be accelerated or otherwise come due as a result of the transactions contemplated by the terms of this Agreement.

(h)    Except as may be disclosed in the Anchor Disclosure Schedule, Anchor and all ERISA Affiliates are and have been in material compliance with all applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours, including, without limitation, any such laws with respect to employment discrimination and occupational safety and health requirements.

(i)    Except as may be disclosed in the Anchor Disclosure Schedule, all of the Anchor Plans have been funded in accordance with the minimum funding requirements of ERISA Sections 302 and 303 and Code Sections 412 and 430, to the extent applicable, and no funding requirement has been waived, nor does Anchor or any ERISA Affiliate have any liability or potential liability as a result of the underfunding of, or termination of or participation in any such plan by Anchor or any ERISA Affiliate.

(j)    As a result, directly or indirectly, of the transactions contemplated by this Agreement (including without limitation any termination of employment relating thereto and occurring prior to, at or following the Effective Time), Anchor, its ERISA Affiliates and their respective successors will not be obligated to make a payment that would be characterized as an “excess parachute payment” to an individual who is a “disqualified individual,” as such terms are defined in Code Section 280G.

(k)    Neither Anchor nor any ERISA Affiliate has made any promises or commitments, whether legally binding or not, to create any new plan, agreement or arrangement, or to modify or change in any material way Anchor Plans.

3.15    Obligations to Employees. All material obligations and liabilities of and all payments by Anchor or any ERISA Affiliate and all Anchor Plans, whether arising by operation of law, by contract or by past custom, for payments to trusts or other funds, to any government agency or authority or to any present or former director, officer, employee or agent (or his or her heirs, legatees or legal representatives) have been and are being paid to the extent required by applicable law or by the plan, trust, contract or past custom or practice, and adequate actuarial accruals and reserves for such payments have been and are being made by Anchor or an ERISA Affiliate in accordance with GAAP and applicable law applied on a consistent basis and sound actuarial methods with respect to the following: (a) withholding taxes or unemployment compensation; (b) Anchor Plans; (c) employment, salary continuation, consulting, retirement, early retirement, severance or reimbursement; and (d) collective bargaining plans and agreements. Except as provided in the Anchor Disclosure Schedule, all accruals and reserves referred to in this Section 3.15 are correctly and accurately reflected and accounted for in all material respects in the Anchor Financial Statements and the books, statements and records of Anchor.

3.16    Taxes, Returns and Reports. Each of Anchor and its Subsidiaries has since January 1, 2012, (a) duly and timely filed all federal, state, local and foreign tax returns of every type and kind required to be filed, and each such return is true, accurate and complete in all material respects; (b) paid or otherwise adequately reserved in accordance with GAAP for all taxes, assessments and other governmental charges due or claimed to be due upon it or any of its income, properties or assets; and (c) not requested an extension of time for any such payments (which extension is still in force). Anchor has established, and shall establish in the Subsequent Anchor Financial Statements (as hereinafter defined), in accordance with GAAP, a reserve for taxes in the Subsequent Anchor Financial Statements adequate to cover all of Anchor’s and its Subsidiaries’ tax liabilities (including, without limitation, income taxes, payroll taxes and withholding, and franchise fees) for the periods then ending. Neither Anchor nor any of its Subsidiaries has, nor will any of them have, any liability for material taxes of any nature for or with respect to the operation of its business, from the date hereof up to and including the Effective Time, except to the extent set forth in the Subsequent Anchor Financial Statements or as accrued or reserved for on the books and records of Anchor or its Subsidiaries. Except as set forth in the Anchor Disclosure Schedule, to the knowledge of Anchor, neither Anchor nor any of its Subsidiaries is currently under audit, exam or review by any state or federal taxing authority, and no federal, state or local tax returns of Anchor or any of its Subsidiaries have been audited by any taxing authority during the past five (5) years.

3.17    Deposit Insurance. The deposits of Bank are insured by the Federal Deposit Insurance Corporation in accordance with the Federal Deposit Insurance Act, as amended, to the fullest extent provided by applicable law and Anchor or Bank has paid or properly reserved or accrued for all current premiums and assessments with respect to such deposit insurance.

3.18    Insurance. Anchor has provided ONB with a list and, if requested, a true, accurate and complete copy thereof of all policies of insurance (including, without limitation, bankers’ blanket bond, directors’ and officers’ liability insurance, property and casualty insurance, group health or hospitalization insurance and insurance providing benefits for employees) owned or held by Anchor or any of its Subsidiaries on the date hereof or with respect to which Anchor or any of its Subsidiaries pays any premiums. Each such policy is in full force and effect and all premiums due thereon have been paid when due.

3.19    Books and Records. The books and records of Anchor are, in all material respects, complete, correct and accurately reflect the basis for the financial condition, results of operations, business, assets and capital of Anchor on a consolidated basis set forth in the Anchor Financial Statements.

3.20    Broker’s, Finder’s or Other Fees. Except for reasonable fees and expenses of Anchor’s attorneys, accountants and investment bankers, all of which shall be paid by Anchor at or prior to the Effective Time, and except as set forth in the Anchor Disclosure Schedule, no agent, broker or other Person acting on behalf of Anchor or under any authority of Anchor is or shall be entitled to any commission, broker’s or finder’s fee or any other form of compensation or payment from any of the parties hereto relating to this Agreement and the Merger contemplated hereby.

3.21    Interim Events. Except as otherwise permitted hereunder, since June 30, 2017, or as set forth in the Disclosure Schedule, neither Anchor nor any of its Subsidiaries has:

(a)    Experienced any events, changes, developments or occurrences which have had, or are reasonably likely to have, a Material Adverse Effect on Anchor;

(b)    Suffered any damage, destruction or loss to any of its properties, not fully paid by insurance proceeds, in excess of $100,000 individually or in the aggregate;

(c)    Declared, distributed or paid any dividend or other distribution to its shareholders, except for payment of dividends as permitted by Section 5.03(a)(iii) hereof;

(d)    Repurchased, redeemed or otherwise acquired shares of its common stock or preferred stock, issued any shares of its common stock, preferred stock or stock appreciation rights or sold or agreed to issue or sell any shares of its common stock or preferred stock, including the issuance of any stock options, or any right to purchase or acquire any such stock or any security convertible into such stock or taken any action to reclassify, recapitalize or split its stock;

(e)    Granted or agreed to grant any increase in benefits payable or to become payable under any pension, retirement, profit sharing, health, bonus, insurance or other welfare benefit plan or agreement to employees, officers or directors of Anchor or any Anchor Subsidiary;

(f)    Increased the salary of any director, officer or employee, except for normal increases in the ordinary course of business and in accordance with past practices, or entered into any employment contract, indemnity agreement or understanding with any officer or employee or installed any employee welfare, pension, retirement, stock option, stock appreciation, stock dividend, profit sharing or other similar plan or arrangement;

(g)    Leased, sold or otherwise disposed of any of its assets except in the ordinary course of business or leased, purchased or otherwise acquired from third parties any assets except in the ordinary course of business;

(h)    Except for the Merger contemplated by this Agreement, merged, consolidated or sold shares of its common stock, agreed to merge or consolidate with or into any third party, agreed to sell any shares of its common stock or acquired or agreed to acquire any stock, equity interest, assets or business of any third party;

(i)    Incurred, assumed or guaranteed any obligation or liability (fixed or contingent) other than obligations and liabilities incurred in the ordinary course of business;

(j)    Mortgaged, pledged or subjected to a lien, security interest, option or other encumbrance any of its assets except for tax and other liens which arise by operation of law and with respect to which payment is not past due and except for pledges or liens: (i) required to be granted in connection with acceptance by Bank of government deposits; or (ii) granted in connection with repurchase or reverse repurchase agreements;

(k)    Canceled, released or compromised any loan, debt, obligation, claim or receivable other than in the ordinary course of business;

(l)    Entered into any transaction, contract or commitment other than in the ordinary course of business;

(m)    Agreed to enter into any transaction for the borrowing or loaning of monies, other than in the ordinary course of its lending business; or

(n)    Conducted its business in any manner other than substantially as it was being conducted as of June 30, 2017.

3.22    Insider Transactions. Except as set forth in the Anchor Disclosure Schedule, since December 31, 2012, no executive officer or director of Anchor or any Anchor Subsidiary or member of the “immediate family” or “related interests” (as such terms are defined in Regulation O) of any such executive officer or director has currently, or has had during such time period, any direct or indirect interest in any property, assets, business or right which is owned, leased, held or used by Anchor or any Anchor Subsidiary or in any liability, obligation or indebtedness of Anchor or any Anchor Subsidiary, except for deposits of Bank.

3.23    Indemnification Agreements.

(a)    Other than as set forth in the Anchor Disclosure Schedule, neither Anchor nor any Anchor Subsidiary is a party to any indemnification, indemnity or reimbursement agreement, contract, commitment or understanding to indemnify any present or former director, officer, employee, shareholder or agent against liability or hold the same harmless from liability other than as expressly provided in the Articles of Incorporation or By-Laws of Anchor or the charter documents of the Anchor Subsidiary.

(b)    Since January 1, 2011, no claims have been made against or filed with Anchor or any Anchor Subsidiary nor have, to the knowledge of Anchor, any claims been threatened against Anchor or any Anchor Subsidiary, for indemnification against liability or for reimbursement of any costs or expenses incurred in connection with any legal or regulatory proceeding by any present or former director, officer, shareholder, employee or agent of Anchor or any Anchor Subsidiary.

3.24    Shareholder Approval. The affirmative vote of the holders of a majority of the Anchor Common Stock, the Voting Preferred Stock and the Class A1 Preferred Stock (which are issued and outstanding on the record date relating to the meeting of shareholders contemplated by Section 5.01 of this Agreement), voting together as a single class, is required for shareholder approval of this Agreement and the Merger. Holders of the Series II Convertible Preferred Stock have no right to vote in connection with this Agreement and the Merger. Subject to due approval of this Agreement, as of the Effective Time, Anchor has obtained the approval of all holders of Anchor Common Stock, Voting Preferred Stock and Class A1 Preferred Stock necessary to consummate the transactions contemplated by this Agreement, including without limitation, approvals necessary to effect the exchange of Anchor Common Stock as provided in Section 2.01, in accordance with the Amended and Restated Articles of Incorporation of Anchor Bancorp, Inc., and By-Laws.

3.25    Intellectual Property.

(a)    Anchor and the Anchor Subsidiaries own, or are licensed or otherwise possess sufficient legally enforceable rights to use, all material Intellectual Property (as such term is defined below) that is used by Anchor or Anchor Subsidiaries in their respective businesses as currently conducted. Neither Anchor nor any Anchor Subsidiary has (A) licensed any Intellectual Property owned by it in source code form to any third party or (B) entered into any exclusive agreements relating to Intellectual Property owned by it.

(b)    Anchor and Anchor Subsidiaries have not infringed or otherwise violated any material Intellectual Property rights of any third party since January 1, 2011. There is no claim asserted, or to the knowledge of Anchor threatened, against Anchor and/or Anchor Subsidiaries or any indemnitee thereof concerning the ownership, validity, registrability, enforceability, infringement, use or licensed right to use any Intellectual Property.

(c)    Except as set forth in the Anchor Disclosure Schedule, to the knowledge of Anchor, no third party has infringed, misappropriated or otherwise violated Anchor or Anchor Subsidiaries’ Intellectual Property rights since January 1, 2011. There are no claims asserted or threatened by Anchor or Anchor Subsidiaries, nor has Anchor or Anchor Subsidiaries decided to assert or threaten a claim, that (i) a third party infringed or otherwise violated any of their Intellectual Property rights; or (ii) a third party’s owned or claimed Intellectual Property interferes with, infringes, dilutes or otherwise harms any of their Intellectual Property rights.

(d)    Anchor and Anchor Subsidiaries have taken reasonable measures to protect the confidentiality of all trade secrets that are owned, used or held by them.

(e)    For purposes of this Agreement, “Intellectual Property” shall mean all patents, trademarks, trade names, service marks, domain names, database rights, copyrights, and any applications therefor, mask works, technology, know-how, trade secrets, inventory, ideas, algorithms, processes, computer software programs or applications (in both source code and object code form), and tangible or intangible proprietary information or material and all other intellectual property or proprietary rights.

3.26    Community Reinvestment Act. Bank received a rating of “satisfactory” or better in its most recent examination or interim review with respect to the Community Reinvestment Act.

3.27    Bank Secrecy Act. Except as provided in the Anchor Disclosure Schedule, neither Anchor nor Bank has been advised of any supervisory criticisms regarding their compliance with the Bank Secrecy Act (41 USC 5422, et seq.) or related state or federal anti-money laundering laws, regulations and guidelines, including without limitation those provisions of federal regulations requiring (i) the filing of reports, such as Currency Transaction Reports and Suspicious Activity Reports, (ii) the maintenance of records and (iii) the exercise of due diligence in identifying customers. Notwithstanding the foregoing, nothing in this Section 3.27 or this Agreement shall require Anchor to provide ONB with any confidential regulatory supervisory information of Anchor or Bank.

3.28    Agreements with Regulatory Agencies. Except as provided in the Anchor Disclosure Schedule, neither Anchor nor any Anchor Subsidiary is subject to any cease-and-desist, consent order or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2013 a recipient of any supervisory letter from, or since January 1, 2013, has adopted any policies, procedures or board resolutions at the request or suggestion of any regulatory agency or other governmental entity that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business, other than those of general application that apply to similarly situated bank holding companies or their subsidiaries, whether or not set forth in the Anchor Disclosure Schedule (a “Anchor Regulatory Agreement”), nor has Anchor or any Anchor Subsidiary been advised since January 1, 2013, by any regulatory agency or other governmental entity that it is considering issuing, initiating, ordering, or requesting any such Anchor Regulatory Agreement. There are no refunds or restitutions required to be paid as a result of any criticism of any regulatory agency or body cited in any examination report of Anchor or any Anchor Subsidiary as a result of an examination by any regulatory agency or body, or set forth in any accountant’s or auditor’s report to Anchor or any Anchor Subsidiary. Notwithstanding the foregoing, nothing in this Section 3.28 or this Agreement shall require Anchor to provide ONB with any confidential regulatory supervisory information of Anchor or Bank.

3.29    Internal Controls.

(a)    None of Anchor or any Anchor Subsidiaries’ records, systems, controls, data or information are recorded, stored, maintained, operated or otherwise wholly or partly dependent on or held by any means (including any electronic, mechanical or photographic process, whether computerized or not) which (including all means of access thereto and therefrom) are not under the exclusive ownership and direct control of it or Anchor Subsidiaries or accountants except as would not, individually or in the aggregate, reasonably be expected to result in a materially adverse effect on the system of internal accounting controls described in the next sentence. Anchor and Anchor Subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

(b)    Bank (x) has implemented and maintains disclosure controls and procedures (consistent with the requirements of 12 C.F.R. Part 363) to ensure that material information relating to Bank, is made known to the chief executive officer and the chief financial officer of Bank and Anchor by others within those entities, and (y) has disclosed, based on its most recent evaluation prior to the date hereof, to Anchor’s outside auditors and the audit committee of Anchor’s Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect Bank’s or Anchor’s ability to record, process, summarize and report financial information, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Bank’s internal controls over financial reporting. These disclosures were made in writing by management to Bank’s auditors and audit committee and a copy has previously been made available to ONB.

(c)    Since December 31, 2015, (i) through the date hereof, neither Anchor nor any Anchor Subsidiary has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Anchor or any Anchor Subsidiary or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Anchor or any Anchor Subsidiary has engaged in questionable accounting or auditing practices, and (ii) no attorney representing Anchor or any Anchor Subsidiary, whether or not employed by Anchor or any Anchor Subsidiary, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Anchor or any Anchor Subsidiary or any of their respective officers, directors, employees or agents to the Board of Directors of Anchor or of any Anchor Subsidiary or any committee thereof or to any director or officer of Anchor or any Anchor Subsidiary.

3.30    Fiduciary Accounts. Anchor and each Anchor Subsidiary has properly administered in all material respects all accounts for which it acts as a fiduciary, including but not limited to accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable laws and regulations. Neither Anchor nor any Anchor Subsidiary, nor any of their respective directors, officers or employees, has committed any breach of trust to Anchor’s knowledge with respect to any fiduciary account and the records for each such fiduciary account are true and correct and accurately reflect the assets of such fiduciary account.

3.31    Opinion of Financial Advisor. The Board of Directors of Anchor, at a duly constituted and held meeting at which a quorum was present throughout, has been informed orally by Sandler O’Neill & Partners, L.P. (“Sandler O’Neill”), that the Merger Consideration, as of the date of this Agreement, is fair to the shareholders of Anchor from a financial point of view. Such opinion has not been amended or rescinded in any material respect.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF ONB

On or prior to the date hereof, ONB has delivered to Anchor a schedule (the “ONB Disclosure Schedule”) setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article IV or to one or more of its covenants contained in Article VI.

For the purpose of this Agreement, and in relation to ONB and ONB Subsidiaries (as such term is defined below), a “Material Adverse Effect on ONB” means any effect that (i) is material and adverse to the results of operations, properties, assets, liabilities, condition (financial or otherwise), value or business of ONB and ONB Subsidiaries taken as a whole, or (ii) would materially impair the ability of ONB to perform its obligations under this Agreement or otherwise materially threaten or materially impede the consummation of the Merger and the other transactions contemplated by this Agreement; provided, however, that a Material Adverse Effect on ONB shall not be deemed to include the impact of (a) changes in banking and similar laws of general applicability to banks or savings associations or their holding companies or interpretations thereof by courts or governmental authorities, (b) changes in GAAP or regulatory accounting requirements applicable to banks, savings associations, or their holding companies generally, (c) the impact of the announcement of this Agreement and the transactions contemplated hereby, and compliance with this Agreement on the business, financial condition or results of operations of ONB and ONB Subsidiaries, (d) changes resulting from expenses (such as legal, accounting and investment bankers’ fees) incurred in connection with this Agreement or the transactions contemplated herein, and (e) the occurrence of any military or terrorist attack within the United States or any of its possessions or offices; provided that in no event shall a change in the trading price of the shares of ONB Common Stock, by itself, be considered to constitute a Material Adverse Effect on ONB and ONB Subsidiaries taken as a whole (it being understood that the foregoing proviso shall not prevent or otherwise affect a determination that any effect underlying such decline has resulted in a Material Adverse Effect on ONB).

For the purpose of this Agreement, and in relation to ONB, “knowledge” means those facts that are known or should have been known after due inquiry by the directors and executive officers of ONB and its Subsidiaries. Additionally, for the purpose of this Agreement, and in relation to ONB, “ONB Subsidiary” or collectively, “ONB Subsidiaries” shall mean any entity or entities required to be consolidated with ONB for financial reporting purposes pursuant to GAAP.

Accordingly, ONB represents and warrants to Anchor as follows, except as set forth in the ONB Disclosure Schedule:

4.01    Organization and Authority.

(a)    ONB is a corporation duly organized and validly existing under the laws of the state of Indiana and is a registered bank holding company under the BHC Act. ONB has full power and authority (corporate and otherwise) to own and lease its properties as presently owned and leased and to conduct its business in the manner and by the means utilized as of the date hereof. ONB has previously provided Anchor with a complete list of ONB Subsidiaries. Except for ONB Subsidiaries, ONB owns no voting stock or equity securities of any corporation, partnership, association or other entity.

(b)    Old National Bank is a national bank chartered and existing under the laws of the United States. Old National Bank has full power and authority (corporate and otherwise) to own and lease its properties as presently owned and leased and to conduct its business in the manner and by the means utilized as of the date hereof. Except as set forth on the list previously provided to Anchor, Old National Bank has no subsidiaries and owns no voting stock or equity securities of any corporation, partnership, association or other entity.

(c)    Each ONB Subsidiary other than Old National Bank is duly organized and validly existing under the laws of its jurisdiction of organization, and has full power and authority (corporate and otherwise) to own and lease its properties as presently owned and leased and to conduct its business in the manner and by the means utilized as of the date hereof.

4.02    Authorization.

(a)    ONB has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder, subject to the fulfillment of the conditions precedent set forth in Sections 7.01(e) and 7.01(f) hereof. As of the date hereof, ONB is not aware of any reason why the approvals set forth in Section 7.01(e) will not be received in a timely manner. This Agreement and its execution and delivery by ONB have been duly authorized and approved by the Board of Directors of ONB and, assuming due execution and delivery by Anchor, constitutes a valid and binding obligation of ONB, subject to the fulfillment of the conditions precedent set forth in Section 7.01 hereof, and is enforceable in accordance with its terms, except to the extent limited by general principles of equity and public policy and by bankruptcy, insolvency, fraudulent transfer, reorganization, liquidation, moratorium, readjustment of debt or other laws of general application relating to or affecting the enforcement of creditors’ rights.

(b)    Neither the execution of this Agreement nor consummation of the Merger contemplated hereby: (i) conflicts with or violates the Articles of Incorporation or By-Laws of ONB or the charter documents of any of ONB’s Subsidiaries; (ii) conflicts with or violates any local, state, federal or foreign law, statute, ordinance, rule or regulation (provided that the approvals of or filings with applicable government regulatory agencies or authorities required for consummation of the Merger are obtained) or any court or administrative judgment, order, injunction, writ or decree; (iii) conflicts with, results in a breach of or constitutes a default under any note, bond, indenture, mortgage, deed of trust, license, lease, contract, agreement, arrangement, commitment or other instrument to which ONB or any of its Subsidiaries is a party or by which ONB or any of its Subsidiaries is subject or bound; (iv) results in the creation of or gives any Person the right to create any lien, charge, claim, encumbrance or security interest, or results in the creation of any other rights or claims of any other party (other than Anchor) or any other adverse interest, upon any right, property or asset of ONB or any of its Subsidiaries which would be material to ONB; or (v) terminates or gives any Person the right to terminate, accelerate, amend, modify or refuse to perform under any note, bond, indenture, mortgage, agreement, contract, lease, license, arrangement, deed of trust, commitment or other instrument to which ONB or any of its Subsidiaries is bound or with respect to which ONB or any of its Subsidiaries is to perform any duties or obligations or receive any rights or benefits.

(c)    Other than in connection or in compliance with the provisions of the applicable federal and state banking, securities, antitrust and corporation statutes, all as amended, and the rules and regulations promulgated thereunder, no notice to, filing with, exemption by or consent, authorization or approval of any governmental agency or body is necessary for consummation of the Merger by ONB.

4.03    Capitalization.

(a)    The authorized capital stock of ONB consists of 300,000,000 shares of ONB Common Stock, of which, as of June 30, 2017, approximately 135,516,338 shares were issued and outstanding. All of the issued and outstanding shares of ONB Common Stock have been duly and validly authorized by all necessary corporate action of ONB, are validly issued, fully paid and nonassessable and have not been issued in violation of any pre-emptive rights of any present or former ONB shareholder. ONB has no capital stock authorized, issued or outstanding other than as described in this Section 4.03(a) and has no intention or obligation to authorize or issue any other capital stock or any additional shares of ONB Common Stock. Each share of ONB Common Stock is entitled to one (1) vote per share. A description of the ONB Common Stock is contained in the Articles of Incorporation of ONB.

(b)    Subject to 12 U.S.C. § 55, all of the issued and outstanding shares of capital stock or other equity ownership interests of each ONB Subsidiary is owned by ONB free and clear of all liens, pledges, charges, claims, encumbrances, restrictions, security interests, options and pre-emptive rights and of all other rights or claims of any other Person with respect thereto.

(c)    Except as disclosed in its SEC Reports, there are no options, warrants, commitments, calls, puts, agreements, understandings, arrangements or subscription rights relating to any shares of ONB Common Stock or any of ONB’s Subsidiaries, or any securities convertible into or representing the right to purchase or otherwise acquire any common stock or debt securities of ONB or its Subsidiaries, by which ONB is or may become bound. ONB does not have any outstanding contractual or other obligation to repurchase, redeem or otherwise acquire any of the issued and outstanding shares of ONB Common Stock. To the knowledge of ONB, there are no voting trusts, voting arrangements, buy-sell agreements or similar arrangements affecting the capital stock of ONB or its Subsidiaries.

(d)    Except as disclosed in its SEC Reports, ONB has no knowledge of any Person which beneficially owns (as defined in Rule 13d-3 under the 1934 Act) 5% or more of its outstanding shares of common stock.

4.04    Organizational Documents. The Articles of Incorporation and By-Laws of ONB and the charter documents for each of ONB’s Subsidiaries, representing true, accurate and complete copies of such corporate documents in effect as of the date of this Agreement, have been delivered to Anchor.

4.05    Compliance with Law.

(a)    None of ONB or any ONB Subsidiary is currently in violation of, and since January 1, 2013, none has been in violation of, any local, state, federal or foreign law, statute, regulation, rule, ordinance, order, restriction or requirement, and none is in violation of any order, injunction, judgment, writ or decree of any court or government agency or body, except where such violation would not have a Material Adverse Effect on ONB. ONB and ONB Subsidiaries possess and hold all licenses, franchises, permits, certificates and other authorizations necessary for the continued conduct of their business without interference or interruption, except where the failure to possess and hold the same would not have a Material Adverse Effect on ONB.

(b)    As of the date hereof, set forth on the ONB Disclosure Schedule is a list of all agreements, understandings and commitments with, and all orders and directives of, all government regulatory agencies or authorities with respect to the financial condition, results of operations, business, assets or capital of ONB or ONB Subsidiaries which presently are binding upon or require action by, or at any time during the last five (5) years have been binding upon or have required action by, ONB or ONB Subsidiaries, and all documents relating thereto have been made available to Anchor, including, without limitation, all correspondence, written communications and written commitments related thereto. There are no refunds or restitutions required to be paid as a result of any criticism of any regulatory agency or body cited in any examination report of ONB or any ONB Subsidiary as a result of an examination by any regulatory agency or body, or set forth in any accountant’s or auditor’s report to ONB or any ONB Subsidiaries.

(c)    Since the enactment of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), ONB has been and is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act.

(d)    All of the existing offices and branches of Old National Bank have been legally authorized and established in accordance with all applicable federal, state and local laws, statutes, regulations, rules, ordinances, orders, restrictions and requirements, except such as would not have a Material Adverse Effect on ONB. Old National Bank has no approved but unopened offices or branches.

4.06    Accuracy of Statements Made and Materials Provided to Anchor. No representation, warranty or other statement made, or any information provided, by ONB in this Agreement, or provided by ONB to Anchor in the course of Anchor’s due diligence investigation and no written information which has been or shall be supplied by ONB with respect to its financial condition, results of operations, business, assets, capital or directors and officers for inclusion in the proxy statement-prospectus relating to the Merger, contains or shall contain (in the case of information relating to the proxy statement-prospectus at the time it is first mailed to Anchor’s shareholders) any untrue statement of material fact or omits or shall omit to state a material fact necessary to make the statements contained herein or therein, in light of the circumstances in which they are made, not false or misleading, except that no representation or warranty has been made by ONB with respect to statements made or incorporated by reference in the Form S-4 or the proxy statement-prospectus therein based on information supplied by Anchor specifically for inclusion or incorporation by reference in the Form S-4 or the proxy statement-prospectus therein.

4.07    Litigation and Pending Proceedings.

(a)    Except for lawsuits involving collection of delinquent accounts and lawsuits which would not have a Material Adverse Effect on ONB, there are no claims, actions, suits, proceedings, mediations, arbitrations or investigations pending and served against ONB or any ONB Subsidiaries or, to the knowledge of ONB or any ONB Subsidiaries, threatened in any court or before any government agency or authority, arbitration panel or otherwise against ONB or any ONB Subsidiaries. ONB does not have knowledge of a basis for any claim, action, suit, proceeding, litigation, arbitration or investigation against ONB or any ONB Subsidiaries.

(b)    Neither ONB nor any ONB Subsidiary is: (i) subject to any material outstanding judgment, order, writ, injunction or decree of any court, arbitration panel or governmental agency or authority; (ii) presently charged with or, to the knowledge of ONB, under governmental investigation with respect to, any actual or alleged material violations of any law, statute, rule, regulation or ordinance; or (iii) the subject of any material pending or, to the knowledge of ONB, threatened proceeding by any government regulatory agency or authority having jurisdiction over their respective business, assets, capital, properties or operations.

4.08    Financial Statements and Reports.

(a)    ONB has delivered to Anchor copies of the following financial statements and reports of ONB and ONB Subsidiaries, including the notes thereto (collectively, the “ONB Financial Statements”):

(i)    Consolidated Balance Sheets and the related Consolidated Statements of Income and Consolidated Statements of Changes in Shareholders’ Equity of ONB as of and for the fiscal years ended December 31, 2014, 2015 and 2016, and as of and for the six (6) months ended June 30, 2017;

(ii)    Consolidated Statements of Cash Flows of ONB for the fiscal years ended December 31, 2014, 2015 and 2016, and as of and for the six (6) months ended June 30, 2017; and

(iii)    Call Reports for Old National Bank as of the close of business on December 31, 2014, 2015 and 2016, and as of and for the six (6) months ended June 30, 2017.

(b)    Except for the Call Reports, which relate solely to Old National Bank, the ONB Financial Statements present fairly the consolidated financial position of ONB as of and at the dates shown and the consolidated results of operations for the periods covered thereby and are complete, correct, represent bona fide transactions, and have been prepared from the books and records of ONB and ONB Subsidiaries. The ONB Financial Statements described in clauses (i) and (ii) above for completed fiscal years are audited financial statements and have been prepared in conformance with GAAP, except as may otherwise be indicated in any accountants’ notes or reports with respect to such financial statements.

(c)    Since June 30, 2017 on a consolidated basis ONB and ONB Subsidiaries have not incurred any material liability other than in the ordinary course of business consistent with past practice.

4.09    Title to Properties.

(a)    Except as described in this Section 4.09: (a) ONB or an ONB Subsidiary, as the case may be, has: good and marketable title in fee simple absolute to all real property (including, without limitation, all real property used as bank premises and all other real estate owned) which is reflected in the ONB Financial Statements as of June 30, 2017; good and marketable title to all personal property reflected in the ONB Financial Statements as of June 30, 2017, other than personal property disposed of in the ordinary course of business since June 30, 2017; good and marketable title to or right to use by valid and enforceable lease or contract all other properties and assets (whether real or personal, tangible or intangible) which ONB or any ONB Subsidiary purports to own or which ONB or any ONB Subsidiary uses in its respective business and which are in either case material to its respective business; good and marketable title to, or right to use by terms of a valid and enforceable lease or contract, all other property used in its respective business to the extent material thereto; and good and marketable title to all material property and assets acquired and not disposed of or leased since June 30, 2017. All of such properties and assets are owned by ONB or ONB Subsidiaries free and clear of all land or conditional sales contracts, mortgages, liens, pledges, restrictions, options, security, interests, charges, claims, rights of third parties or encumbrances of any nature except: (i) as set forth in the ONB Disclosure Schedule; (ii) as specifically noted in reasonable detail in the ONB Financial Statements; (iii) statutory liens for taxes not yet delinquent or being contested in good faith by appropriate proceedings; (iv) pledges or liens required to be granted in connection with the acceptance of government deposits or granted in connection with repurchase or reverse repurchase agreements; and (v) easements, encumbrances and liens of record, imperfections of title and other limitations which are not material in amounts to ONB on a consolidated basis and which do not detract from the value or materially interfere with the present or contemplated use of any of the properties subject thereto or otherwise materially impair the use thereof for the purposes for which they are held or used. All real property owned or, to ONB’s knowledge, leased by ONB or ONB Subsidiaries is in compliance in all material respects with all applicable zoning and land use laws. All real property, machinery, equipment, furniture and fixtures owned or leased by ONB or ONB Subsidiaries that is material to their respective businesses is structurally sound, in good operating condition (ordinary wear and tear excepted) and has been and is being maintained and repaired in the ordinary course of business.

(b)    With respect to all real property presently or formerly owned, leased or used by ONB or any ONB Subsidiary, ONB, ONB Subsidiaries and to ONB’s knowledge each of the prior owners, have conducted their respective business in substantial compliance with all Environmental Laws. To the knowledge of ONB, there are no pending or threatened, claims, actions or proceedings by any local municipality, sewage district or other governmental entity against ONB or any ONB Subsidiary with respect to the Environmental Laws, and to ONB’s knowledge there is no reasonable basis or grounds for any such claim, action or proceeding. No environmental clearances are required for the conduct of the business of ONB or any ONB Subsidiary as currently conducted or the consummation of the Merger contemplated hereby that would have a Material Adverse Effect on ONB. To ONB’s knowledge, neither ONB nor any

ONB Subsidiary is the owner, operator or lessee, of any property on which any substances have been used, stored, deposited, treated, recycled or disposed of, which substances if known to be present on, at or under such property would require clean-up, removal, treatment, abatement, response costs, or any other remedial action under any Environmental Law. To ONB’s knowledge, neither ONB nor any ONB Subsidiary has any liability for any clean-up or remediation under any of the Environmental Laws with respect to any real property.

4.10    Employee Benefit Plans.

(a)    With respect to the employee benefit plans, as defined in Section 3(3) of the ERISA, sponsored or otherwise maintained by ONB or any ONB Subsidiary which are intended to be tax-qualified under Section 401(a) of the Code or any nonqualified employee benefit plans or deferred compensation, bonus, stock, performance share, phantom stock or incentive plans or arrangements, or other employee benefit or fringe benefit programs for the benefit of former or current employees or directors of ONB or ONB Subsidiaries (collectively, “ONB Plans”), all such ONB Plans have, on a continuous basis since their adoption, been, in all material respects, maintained in compliance with the requirements prescribed by all applicable statutes, orders and governmental rules or regulations, including, without limitation, ERISA and the Department Regulations promulgated thereunder and the Code and Treasury Regulations promulgated thereunder.

(b)    ONB and ONB Subsidiaries do not maintain and are not required to contribute to any defined benefit retirement plan which is subject to Title IV of ERISA and do not have any liability with respect to any plan that is (i) a defined benefit pension plan subject to Title IV of ERISA, (ii) a pension plan subject to Section 302 of ERISA or Section 412 of the Code, or (iii) a multiemployer pension plan (as that term is defined in Sections 4001(a)(3) and 3(37) of ERISA).

(c)    There are no pending or, to ONB’s knowledge, threatened material labor grievances or material unfair labor practice claims or charges against ONB or any ONB Subsidiary, or any strikes or other labor disputes against ONB or any ONB Subsidiary. Neither ONB nor any ONB Subsidiary is a party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of ONB or any ONB Subsidiary and, to the knowledge of ONB, there are no organizing efforts by any union or other group seeking to represent any employees of ONB or any ONB Subsidiary.

4.11    Taxes, Returns and Reports. Each of ONB and ONB Subsidiaries has since January 1, 2012, (a) duly and timely filed all federal, state, local and foreign tax returns of every type and kind required to be filed, and each such return is true, accurate and complete in all material respects; (b) paid or otherwise adequately reserved in accordance with GAAP for all taxes, assessments and other governmental charges due or claimed to be due upon it or any of its income, properties or assets; and (c) not requested an extension of time for any such payments (which extension is still in force). ONB has established, and shall establish in the Subsequent ONB Financial Statements (as hereinafter defined), in accordance with GAAP, a reserve for taxes in the Subsequent ONB Financial Statements adequate to cover all of ONB’s and ONB Subsidiaries’ tax liabilities (including, without limitation, income taxes, payroll taxes and withholding, and franchise fees) for the periods then ending. Neither ONB nor any ONB

Subsidiary has, nor will any of them have, any liability for material taxes of any nature for or with respect to the operation of its business, from the date hereof up to and including the Effective Time, except to the extent set forth in the Subsequent ONB Financial Statements (as hereinafter defined) or as accrued or reserved for on the books and records of ONB or ONB Subsidiaries, except as set forth on the ONB Disclosure Schedule. Except as set forth on the ONB Disclosure Schedule, to the knowledge of ONB, neither ONB nor any ONB Subsidiary is currently under audit by any state or federal taxing authority. Except as set forth on the ONB Disclosure Schedule, no federal, state or local tax returns of ONB or any ONB Subsidiary have been audited by any taxing authority during the past five (5) years.

4.12    Deposit Insurance. The deposits of Old National Bank are insured by the Federal Deposit Insurance Corporation in accordance with the Federal Deposit Insurance Act, as amended, to the fullest extent provided by applicable law and ONB or Old National Bank has paid or properly reserved or accrued for all current premiums and assessments with respect to such deposit insurance.

4.13    Insurance. ONB has provided Anchor with a list and, if requested, a true, accurate and complete copy thereof, of all policies of insurance (including, without limitation, bankers’ blanket bond, directors’ and officers’ liability insurance, property and casualty insurance, group health or hospitalization insurance and insurance providing benefits for employees) owned or held by ONB or any ONB Subsidiary on the date hereof or with respect to which ONB or any ONB Subsidiary pays any premiums. Each such policy is in full force and effect and all premiums due thereon have been paid when due.

4.14    Books and Records. The books and records of ONB are, in all material respects, complete, correct and accurately reflect the basis for the financial condition, results of operations, business, assets and capital of ONB on a consolidated basis set forth in the ONB Financial Statements.

4.15    Broker’s, Finder’s or Other Fees. Except for reasonable fees and expenses of ONB’s attorneys, accountants and investment bankers, all of which shall be paid by ONB at or prior to the Effective Time, no agent, broker or other Person acting on behalf of ONB or under any authority of ONB is or shall be entitled to any commission, broker’s or finder’s fee or any other form of compensation or payment from any of the parties hereto relating to this Agreement and the Merger contemplated hereby.

4.16    ONB Securities and Exchange Commission Filings. ONB has filed all SEC Reports required to be filed by it. All such SEC Reports were true, accurate and complete in all material respects as of the dates of the SEC Reports, and no such filings contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements, at the time and in the light of the circumstances under which they were made, not false or misleading. Unless publicly available, ONB has made available to Anchor copies of all comment letters received by ONB from the SEC since January 1, 2012, relating to the SEC Reports, together with all written responses of ONB thereto. As of the date of this Agreement, there are no outstanding or unresolved comments in such comment letters received by ONB, and to the knowledge of ONB, none of the SEC Reports is the subject of any ongoing review by the SEC.

4.17    Community Reinvestment Act. Old National Bank received a rating of “satisfactory” or better in its most recent examination or interim review with respect to the Community Reinvestment Act.

4.18    Bank Secrecy Act. Since January 1, 2014, neither ONB nor Old National Bank has been advised of any supervisory criticisms regarding their compliance with the Bank Secrecy Act (41 USC 5422, et seq.) or related state or federal anti-money laundering laws, regulations and guidelines, including without limitation those provisions of federal regulations requiring (i) the filing of reports, such as Currency Transaction Reports and Suspicious Activity Reports, (ii) the maintenance of records and (iii) the exercise of due diligence in identifying customers. Notwithstanding the foregoing, nothing in this Section 4.18 or this Agreement shall require ONB to provide Anchor with any confidential regulatory supervisory information of ONB or Old National Bank.

4.19    Agreements with Regulatory Agencies. Since January 1, 2014, neither ONB nor any of its Subsidiaries is subject to any cease-and-desist, consent order or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2014 a recipient of any supervisory letter from, or since January 1, 2014, has adopted any policies, procedures or board resolutions at the request or suggestion of any regulatory agency or other governmental entity that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business, other than those of general application that apply to similarly situated bank holding companies or their subsidiaries, whether or not set forth in the ONB Disclosure Schedule (an “ONB Regulatory Agreement”), nor has ONB or any of its Subsidiaries been advised since January 1, 2014, by any regulatory agency or other governmental entity that it is considering issuing, initiating, ordering, or requesting any such ONB Regulatory Agreement. There are no refunds or restitutions required to be paid as a result of any criticism of any regulatory agency or body cited in any examination report of ONB or any of its Subsidiaries as a result of an examination by any regulatory agency or body, or set forth in any accountant’s or auditor’s report to ONB or any of its Subsidiaries. Notwithstanding the foregoing, nothing in this Section 4.19 or this Agreement shall require ONB to provide Anchor with any confidential regulatory supervisory information of ONB or Old National Bank.

4.20    Internal Controls.

(a)    None of ONB or its Subsidiaries’ records, systems, controls, data or information are recorded, stored, maintained, operated or otherwise wholly or partly dependent on or held by any means (including any electronic, mechanical or photographic process, whether computerized or not) which (including all means of access thereto and therefrom) are not under the exclusive ownership and direct control of it or its Subsidiaries or accountants except as would not, individually or in the aggregate, reasonably be expected to result in a materially adverse effect on the system of internal accounting controls described in the next sentence. ONB and its Subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

(b)    ONB (x) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to ONB including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of ONB by others within those entities, and (y) has disclosed, based on its most recent evaluation prior to the date hereof, to ONB’s outside auditors and the audit committee of ONB’s Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect ONB’s ability to record, process, summarize and report financial information, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in ONB’s internal controls over financial reporting. These disclosures were made in writing by management to ONB’s auditors and audit committee and a copy has previously been made available to Anchor. As of the date hereof, there is no reason to believe that its outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

(c)    Since December 31, 2016, (i) through the date hereof, neither ONB nor any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of ONB or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that ONB or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing ONB or any of its Subsidiaries, whether or not employed by ONB or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by ONB or any of its officers, directors, employees or agents to the Board of Directors of ONB or any committee thereof or to any director or officer of ONB.

ARTICLE V.

COVENANTS OF ANCHOR

Anchor covenants and agrees with ONB and covenants and agrees to cause Anchor Subsidiaries to act as follows:

5.01    Shareholder Approval. Anchor shall submit this Agreement to its shareholders for approval and adoption at a meeting to be called and held in accordance with applicable law and the Articles of Incorporation and By-Laws of Anchor at the earliest possible reasonable date, which date shall be coordinated with ONB in connection with the filing of the Registration Statement pursuant to Section 6.02. Subject to Section 5.06 hereof, the Board of Directors of Anchor shall recommend to Anchor’s shareholders that such shareholders approve and adopt this Agreement and the Merger contemplated hereby and will solicit proxies voting in favor of this Agreement from Anchor’s shareholders.

5.02    Other Approvals.

(a)    Anchor shall proceed expeditiously, cooperate fully and use commercially reasonable efforts to assist ONB in procuring upon terms and conditions consistent with the condition set forth in Section 7.01(e) hereof all consents, authorizations, approvals, registrations and certificates, in completing all filings and applications and in satisfying all other requirements prescribed by law which are necessary for consummation of the Merger on the terms and conditions provided in this Agreement at the earliest possible reasonable date.

(b)    Anchor will obtain any required third party consents to agreements, contracts, commitments, leases, instruments and documents described in the Anchor Disclosure Schedule and to which Anchor and ONB agree are material.

(c)    Any materials or information provided by Anchor to ONB for use by ONB in any filing with any state or federal regulatory agency or authority shall not contain any untrue or misleading statement of material fact or shall omit to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not false or misleading.

5.03    Conduct of Business.

(a)    On and after the date of this Agreement and until the Effective Time or until this Agreement is terminated as herein provided, except as otherwise permitted or required by this Agreement or as set forth in the Anchor Disclosure Schedule, Anchor will not, and will cause Anchor Subsidiaries to not, without the prior written consent of ONB:

(i)    make any changes in its capital stock accounts (including, without limitation, any stock issuance, stock split, stock dividend, recapitalization or reclassification);

(ii)    authorize a class of stock or issue, or authorize the issuance of, securities other than or in addition to the issued and outstanding common stock as set forth in Section 3.03 hereof;

(iii)    distribute or pay any dividends on its shares of common or preferred stock, or authorize a stock split, or make any other distribution to its shareholders, except that (A) each of the Anchor Subsidiaries may pay cash dividends to Anchor in the ordinary course of business for payment of reasonable and necessary business and operating expenses of Anchor and to provide funds for Anchor’s dividends to its shareholders in accordance with this Agreement, (B) Anchor may pay to the holders of Anchor Common Stock a quarterly cash dividend of no more than $0.2062 per share for the third quarter of 2017, and of no more than $0.2162 per share for the fourth quarter of 2017, aggregating to no greater than $0.5762 per share for 2017, and if the Effective Time is later than January 1, 2018, a quarterly cash dividend of no more than $0.1375 per share aggregating to no greater than $0.55 per share for the calendar year 2018, provided that no dividend may be paid for the quarterly period in which the Merger is scheduled to be consummated or consummated if, during such period, holders of Anchor Common Stock will become entitled to receive dividends on their shares of ONB Common Stock received pursuant to this Agreement, and (C) Anchor may pay to the holders of the Voting Preferred Stock, the Class A1 Preferred Stock and the Series II Convertible Preferred Stock dividends in accordance with the stated terms of such preferred stock in the Articles of Incorporation of Anchor;

(iv)    redeem any of its outstanding shares of Anchor Common Stock except as required by this Agreement;

(v)    redeem any of its outstanding preferred stock except as required by this Agreement;

(vi)    merge, combine or consolidate or effect a share exchange with or sell its assets or any of its securities to any other Person or enter into any other similar transaction not in the ordinary course of business;

(vii)    purchase any assets or securities or assume any liabilities of a bank holding company, bank, corporation or other entity, except in the ordinary course of business necessary to manage its investment portfolio and then only to the extent that such securities have a quality rating of “AAA” by either Standard & Poor’s Ratings Services or Moody’s Investors Services for corporate bonds;

(viii)    which consent shall be deemed received unless ONB shall object thereto within three (3) business days after receipt of written notice from Anchor, (A) make, renew or otherwise modify any loan, loan commitment, letter of credit, interest rate swap or other extension of credit (individually, a “Loan” and collectively, “Loans”) to any Person if the Loan is an existing credit on the books of Anchor or any Anchor Subsidiary, and is, or in accordance with bank regulatory definitions should be, classified as “Special Mention” or “Substandard-Accruing” and is in the amount of $1,000,000 or greater or, in accordance with bank regulatory definitions should be, classified as “Substandard-Nonaccruing” or “Doubtful,” or “Loss” and is in an amount of $500,000 or greater, (B) make, renew or otherwise modify any Loan or Loans if immediately after making a Loan or Loans, such Person would be directly indebted to Anchor or any Anchor Subsidiary in an aggregate amount of $5,000,000 or greater, or (C) make, renew or otherwise modify any Loan or Loans in an amount of $300,000 or greater secured by an owner-occupied 1-4 single-family residence that does not conform with secondary market underwriting standards;

(ix)    make any investment subject to any restrictions, whether contractual or statutory, which materially impairs the ability of Anchor or any Anchor Subsidiary to dispose freely of such investment at any time;

(x)    subject any of their properties or assets to a mortgage, lien, claim, charge, option, restriction, security interest or encumbrance, except for tax and other liens which arise by operation of law and with respect to which payment is not past due or is being contested in good faith by appropriate proceedings, pledges or liens required to be granted in connection with acceptance by Anchor or any Anchor Subsidiary of government deposits and pledges or liens in connection with Federal Home Loan Bank (“FHLB”) borrowings;

(xi)    except as contemplated by this Agreement, (A) promote to a new position or increase the rate of compensation, or enter into any agreement to promote to a new position or increase the rate of compensation, of any director, officer or employee of Anchor or any Anchor Subsidiary other than in the ordinary course of business, or (B) modify, amend or institute new employment policies or practices, or enter into, renew or extend any employment, indemnity, reimbursement, consulting, compensation or severance agreements with respect to any present or former directors, officers or employees of Anchor or any Anchor Subsidiary;

(xii)    except as contemplated by this Agreement, execute, create, institute, modify, amend or terminate any pension, retirement, savings, stock purchase, stock bonus, stock ownership, stock option, stock appreciation or depreciation right or profit sharing plans; any employment, deferred compensation, consulting, bonus or collective bargaining agreement; any group insurance or health contract or policy; or any other incentive, retirement, welfare or employee welfare benefit plan, agreement or understanding for current or former directors, officers or employees of Anchor or any Anchor Subsidiary; or change the level of benefits or payments under any of the foregoing or increase or decrease any severance or termination of pay benefits or any other fringe or employee benefits other than as required by law or regulatory authorities or the terms of any of the foregoing;

(xiii)    amend, modify or restate Anchor’s or any Anchor Subsidiary’s organizational documents from those in effect on the date of this Agreement and as delivered to ONB;

(xiv)    give, dispose of, sell, convey or transfer; assign, hypothecate, pledge or encumber, or grant a security interest in or option to or right to acquire any shares of common stock or the assets (other than in the ordinary course consistent with past practice) of Anchor or any Anchor Subsidiaries, or enter into any agreement or commitment relative to the foregoing;

(xv)    fail to accrue, pay, discharge and satisfy all debts, liabilities, obligations and expenses, including, but not limited to, trade payables, incurred in the regular and ordinary course of business as such debts, liabilities, obligations and expenses become due, unless the same are being contested in good faith;

(xvi)    issue, or authorize the issuance of, any securities convertible into or exchangeable for any shares of the capital stock of Anchor or any Anchor Subsidiary;

(xvii)    except for obligations disclosed within this Agreement or the Anchor Disclosure Schedule, FHLB advances, Federal Funds purchased by Anchor, trade payables and similar liabilities and obligations incurred in the ordinary course of business and the payment, discharge or satisfaction in the ordinary course of business of liabilities reflected in the Anchor Financial Statements or the Subsequent Anchor Financial Statements, borrow any money or incur any indebtedness including, without limitation, through the issuance of debentures, or incur any liability or obligation (whether absolute, accrued, contingent or otherwise), in an aggregate amount exceeding $250,000;

(xviii)    open, close, move or, in any material respect, expand, diminish, renovate, alter or change any of its offices or branches, other than as disclosed in the Anchor Disclosure Schedule;

(xix)    pay or commit to pay any management or consulting or other similar type of fees other than as disclosed in the Anchor Disclosure Schedule;

(xx)    change in any material respect its accounting methods, except as may be necessary and appropriate to conform to changes in tax law requirements, changes in GAAP or regulatory accounting principles or as required by Anchor’s independent auditors or its regulatory authorities;

(xxi)    change in any material respects its underwriting, operating, investment or risk management or other similar policies of Anchor or any Anchor Subsidiary except as required by applicable law or policies imposed by any regulatory authority or governmental entity;

(xxii)    make, change or revoke any material tax election, file any material amended tax return, enter into any closing agreement with respect to a material amount of taxes, settle any material tax claim or assessment or surrender any right to claim a refund of a material amount of taxes; or

(xxiii)    enter into any contract, agreement, lease, commitment, understanding, arrangement or transaction or incur any liability or obligation (other than as contemplated by Section 5.03(a)(viii) hereof and legal, accounting and fees related to the Merger) requiring payments by Anchor or any Anchor Subsidiary which exceed $250,000, whether individually or in the aggregate, or that is not a trade payable or incurred in the ordinary course of business.

(b)    On and after the date of this Agreement and until the Effective Time or until this Agreement is terminated as herein provided, each of Anchor and each Anchor Subsidiary shall: (i) carry on its business diligently, substantially in the manner as is presently being conducted and in the ordinary course of business; (ii) use commercially reasonable efforts to preserve its business organization intact, keep available the services of the present officers and employees and preserve its present relationships with customers and Persons having business dealings with it; (iii) use commercially reasonable efforts to maintain all of the properties and assets that it owns or utilizes in the operation of its business as currently conducted in good operating condition and repair, reasonable wear and tear excepted; (iv) maintain its books, records and accounts in the usual, regular and ordinary manner, on a basis consistent with prior years and in compliance in all material respects with all statutes, laws, rules and regulations applicable to it and to the conduct of its business; and (v) not knowingly do or fail to do anything which will cause a breach of, or default in, any contract, agreement, commitment, obligation, understanding, arrangement, lease or license to which it is a party or by which it is or may be subject or bound which would reasonably be expected to have a Material Adverse Effect on Anchor.

5.04    Insurance. Anchor and Anchor Subsidiaries shall maintain, or cause to be maintained, in full force and effect, insurance on their assets, properties and operations, fidelity coverage and directors’ and officers’ liability insurance in such amounts and with regard to such liabilities and hazards as are currently insured by Anchor or Anchor Subsidiaries as of the date of this Agreement.

5.05    Accruals for Loan Loss Reserve and Expenses.

(a)    Prior to the Effective Time, Anchor shall and shall cause Anchor Subsidiaries to make, consistent with GAAP, the rules and regulations of the SEC and applicable banking laws and regulations, such appropriate accounting entries in its books and records and use commercially reasonable efforts to take such other actions as Anchor and Anchor Subsidiaries shall deem to be necessary or desirable in anticipation of the Merger including, without limitation, accruals or the creation of reserves for employee benefits and Merger-related expenses.

(b)    Anchor recognizes that ONB may have adopted different loan and accounting policies and practices (including loan classifications and levels of loan loss allowances). Subject to applicable law (including without limitation applicable banking laws and regulations and GAAP) and the conditions in Section 5.05(d), from and after the date hereof Anchor shall consult and cooperate in good faith with ONB with respect to conforming the loan and accounting policies and practices of Anchor to those policies and practices of ONB for financial accounting and/or income tax reporting purposes, as reasonably specified in each case in writing from ONB to Anchor, based upon such consultation.

(c)    Subject to applicable law (including without limitation applicable banking laws and regulations and GAAP) and the conditions in Section 5.05(d), Anchor shall consult and cooperate in good faith with ONB with respect to determining, as reasonably specified in a written notice from ONB to Anchor, based upon such consultation, the amount and the timing for recognizing for financial accounting and/or income tax reporting purposes of Anchor’s expenses of the Merger.

(d)    Subject to applicable law (including without limitation applicable banking laws and regulations and GAAP), Anchor shall consult and cooperate in good faith to (i) make such conforming entries to conform the loan and accounting policies and practices of Anchor to the policies and practices of ONB as contemplated in Section 5.05(b) above and (ii) recognize Anchor’s expenses of the Merger for financial accounting and/or income tax reporting purposes at such times as are reasonably requested in writing by ONB as contemplated in Section 5.05(c) above, but in no event prior to the fifth (5th) day next preceding the Closing Date and only after

ONB acknowledges that all conditions to its obligation to consummate the Merger have been satisfied and certifies to Anchor that ONB will at the Effective Time deliver to Anchor the certificate contemplated in Section 7.02(g).

(e)    Anchor’s representations, warranties and covenants contained in this Agreement shall not be deemed to be untrue or breached in any respect for any purpose as a consequence of any modifications or changes undertaken on account of Section 5.05(d).

5.06    Acquisition Proposals.

(a)    Anchor will, and will cause each Anchor Subsidiary, and its and their respective officers, directors and representatives (including Sandler O’Neill) to, immediately cease and cause to be terminated any existing solicitations, discussions or negotiations with any Person that has made or indicated an intention to make an Acquisition Proposal (as defined below). During the period from the date of this Agreement through the Effective Time, Anchor shall not terminate, amend, modify or waive any material provision of any confidentiality or similar agreement to which Anchor or any Anchor Subsidiary is a party (other than any involving ONB).

(b)    Except as permitted in this Section 5.06, Anchor shall not, and shall cause each Anchor Subsidiary, and its and their respective directors, officers and representatives (including Sandler O’Neill) not to, (i) solicit, initiate or knowingly encourage or facilitate, or take any other action designed to, or that could reasonably be expected to, facilitate (including by way of furnishing non-public information) any inquiries with respect to an Acquisition Proposal, or (ii) initiate, participate in or knowingly encourage any discussions or negotiations or otherwise knowingly cooperate in any way with any Person regarding an Acquisition Proposal; provided, however, that, at any time prior to obtaining the approval of the Merger by Anchor’s shareholders, if Anchor receives a bona fide Acquisition Proposal that the Anchor Board of Directors determines in good faith constitutes or would reasonably be expected to lead to a Superior Proposal (as defined below) that was not solicited after the date hereof and did not otherwise result from a breach of Anchor’s obligations under this Section 5.06, Anchor may furnish, or cause to be furnished, non-public information with respect to Anchor and Anchor Subsidiaries to the Person who made such proposal (provided that all such information has been provided to ONB prior to or at the same time it is provided to such Person) and may participate in discussions and negotiations regarding such proposal if (A) the Anchor Board of Directors determines in good faith, and following consultation with financial advisors and outside legal counsel, that failure to do so would be reasonably likely to result in a breach of its fiduciary duties to Anchor’s shareholders under applicable law and (B) prior to taking such action, Anchor has used its best reasonable efforts to enter into a confidentiality agreement with respect to such proposal that contains a standstill agreement on customary terms. Without limiting the foregoing, it is agreed that any violation of the restrictions contained in the first sentence of this Section 5.06 by any representative (including Sandler O’Neill) of Anchor or Anchor Subsidiaries shall be a breach of this Section 5.06 by Anchor.

(c)    Neither the Anchor Board of Directors nor any committee thereof shall (or shall agree or resolve to) (i) fail to make, withdraw or modify in a manner adverse to ONB or propose to withdraw or modify in a manner adverse to ONB (or take any action inconsistent with) the recommendation by such Anchor Board of Directors or any such committee of this Agreement or the Merger, or approve or recommend, or propose to recommend, the approval or recommendation of any Acquisition Proposal (any of the foregoing being referred to herein as an “Adverse Recommendation Change”), or (ii) cause or permit Anchor or Bank to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement with a third party (each, an “Acquisition Agreement”) constituting or related to, or which is intended to or would be reasonably likely to lead to, any Acquisition Proposal (other than a confidentiality agreement referred to in Section 5.06(b)). Notwithstanding the foregoing, at any time prior to the special meeting of Anchor’s shareholders to approve the Merger, the Anchor Board of Directors may, in response to a Superior Proposal, effect an Adverse Recommendation Change or enter into an Acquisition Agreement, provided, that the Anchor Board of Directors determines in good faith, after consultation with its outside legal counsel and financial advisors, that the failure to do so would be reasonably likely to result in a breach of its fiduciary duties to the shareholders of Anchor under applicable Law, and provided, further, that the Anchor Board of Directors may not effect such an Adverse Recommendation Change or enter into an Acquisition Agreement unless (A) the Anchor Board shall have first provided prior written notice to ONB that it is prepared to effect an Adverse Recommendation Change or enter into an Acquisition Agreement in response to a Superior Proposal, which notice shall, in the case of a Superior Proposal, attach the most current version of any proposed written agreement or letter of intent relating to the transaction that constitutes such Superior Proposal (it being understood that any amendment to the financial terms or any other material term of such Superior Proposal shall require a new notice and a new five (5) business day period) and (B) ONB does not make, within five (5) business days after receipt of such notice, a proposal that would, in the reasonable good faith judgment of the Anchor Board of Directors (after consultation with financial advisors and outside legal counsel), cause the offer previously constituting a Superior Proposal to no longer constitute a Superior Proposal or that the Adverse Recommendation Change or execution of an Acquisition Agreement is no longer required to comply with the Anchor Board’s fiduciary duties to the shareholders of Anchor under applicable law. Anchor agrees that, during the five (5) business day period prior to its effecting an Adverse Recommendation Change or execution of an Acquisition Agreement, Anchor and its officers, directors and representatives shall negotiate in good faith with ONB and its officers, directors and representatives regarding any revisions to the terms of the transactions contemplated by this Agreement proposed by ONB.

(d)    In addition to the obligations of Anchor set forth in paragraphs (a) and (b) of this Section 5.06, Anchor shall as promptly as possible, and in any event within two (2) business days after Anchor first obtains knowledge of the receipt thereof, advise ONB orally and in writing of (i) any Acquisition Proposal or any request for information that Anchor reasonably believes could lead to or contemplates an Acquisition Proposal or (ii) any inquiry Anchor reasonably believes could lead to any Acquisition Proposal, the terms and conditions of such Acquisition Proposal, request or inquiry (including any subsequent amendment or other modification to such terms and conditions) and the identity of the Person making any such Acquisition Proposal or request or inquiry. In connection with any such Acquisition Proposal, request or inquiry, if there occurs or is presented to Anchor any offer, material change, modification or development to a previously made offer, letter of intent or any other material development, Anchor (or its outside counsel) shall (A) advise and confer with ONB (or its outside counsel) regarding the progress of negotiations concerning any Acquisition Proposal, the material resolved and unresolved issues related thereto and the material terms (including material amendments or proposed amendments as to price and other material terms) of any such Acquisition Proposal, request or inquiry, and (B) promptly upon receipt or delivery thereof provide ONB with true, correct and complete copies of any document or communication related thereto.

(e)    For purposes of this Agreement, “Acquisition Proposal” shall mean (i) any inquiry, proposal or offer from any Person or group of Persons (other than as contemplated by this Agreement) relating to, or that could reasonably be expected to lead to, any direct or indirect acquisition or purchase, in one transaction or a series of transactions, of (A) assets or businesses that constitute 20% or more of the revenues, net income or assets of Anchor and its Subsidiaries, taken as a whole, or (B) 20% or more of any class of equity securities of Anchor or any of its Subsidiaries; (ii) any tender offer or exchange offer that, if consummated, would result in any Person beneficially owning 20% or more of any class of equity securities of Anchor or any Anchor Subsidiary; (iii) any merger, consolidation, business combination, recapitalization, liquidation, dissolution, joint venture, binding share exchange or similar transaction involving Anchor, Bank or any other Anchor Subsidiary pursuant to which any Person or the shareholders of any Person would own 20% or more of any class of equity securities of Anchor, Bank, or any other Anchor Subsidiary or of any resulting parent company of Anchor or Bank; or (iv) any other transaction the consummation of which could reasonably be expected to impede, interfere with, prevent or materially delay the Merger or that could reasonably be expected to dilute materially the benefits to ONB of the transactions contemplated hereby, other than the transactions contemplated hereby. For purposes of this Section 5.06, a “Person” shall include a natural Person, or any legal, commercial or Governmental Authority, including, a corporation, general partnership, joint venture, limited partnership, limited liability company, trust, business association, group acting in concert or any Person acting in a representative capacity.

(f)    For purposes of this Agreement, “Superior Proposal” shall mean any Acquisition Proposal (but changing the references to “20% or more” in the definition of “Acquisition Proposal” to “50% or more”) that the Anchor Board determines in good faith (after having received the advice of its financial advisors), to be (i) more favorable to the shareholders of Anchor from a financial point of view than the Merger (taking into account all the terms and conditions of such proposal and this Agreement [including any break-up fees, expense reimbursement provisions and conditions to consummation and any changes to the financial terms of this Agreement proposed by ONB in response to such offer or otherwise]) and (ii) reasonably capable of being completed without undue delay taking into account all financial, legal, regulatory and other aspects of such proposal.

5.07    Press Releases. Unless prior notice and comment is not possible or practicable as the result of applicable law or any listing or exchange rule, neither Anchor nor ONB will issue any press or news releases or make any other public announcements or disclosures relating to the Merger without providing a final copy of such press or news release to the other party and providing such party with a reasonable opportunity to comment on such press or news release.

5.08    Material Changes to Disclosure Schedules. Anchor shall promptly supplement, amend and update, upon the occurrence of any change prior to the Effective Time, and as of the Effective Time, the Anchor Disclosure Schedule with respect to any matters or events hereafter arising which, if in existence or having occurred as of the date of this Agreement, would have been required to be set forth or described in the Anchor Disclosure Schedule or this Agreement and including, without limitation, any fact which, if existing or known as of the date hereof, would have made any of the representations or warranties of Anchor contained herein materially incorrect, untrue or misleading. No such supplement, amendment or update shall become part of the Anchor Disclosure Schedule unless ONB shall have first consented in writing with respect thereto.

5.09    Access; Information. ONB and Anchor, and their representatives and agents, shall, upon reasonable notice to the other party, at all times during normal business hours prior to the Effective Time, have full and continuing access to the properties, facilities, operations, books and records of the other party. ONB and Anchor, and their representatives and agents may, prior to the Effective Time, make or cause to be made such reasonable investigation of the operations, books, records and properties of the other party and their respective Subsidiaries and of their financial and legal condition as deemed necessary or advisable to familiarize themselves with such operations, books, records, properties and other matters; provided, however, that such access or investigation shall not interfere unnecessarily with the normal business operations of Anchor or ONB or their respective Subsidiaries. Upon request, Anchor and ONB will furnish the other party or its representatives or agents, their attorneys’ responses to external auditors requests for information, management letters received from their external auditors and such financial, loan and operating data and other information reasonably requested by ONB or Anchor which has been or is developed by the other party, its auditors, accountants or attorneys (provided with respect to attorneys, such disclosure would not result in the waiver by the other party of any claim of attorney-client privilege), and will permit ONB or Anchor or their representatives or agents to discuss such information directly with any individual or firm performing auditing or accounting functions for Anchor or ONB, as applicable, and such auditors and accountants will be directed to furnish copies of any reports or financial information as developed to ONB or Anchor or its representatives or agents, as applicable. No investigation by ONB or Anchor shall affect the representations and warranties made by Anchor or ONB herein. Any confidential information or trade secrets received by ONB, Anchor or their representatives or agents in the course of such examination will be treated confidentially, and any correspondence, memoranda, records, copies, documents and electronic or other media of any kind containing such confidential information or trade secrets or both shall be destroyed by ONB or Anchor, as applicable, or at ONB’s or Anchor’s request, returned to ONB or Anchor, as applicable, in the event this Agreement is terminated as provided in Article VIII hereof. Additionally, any confidential information or trade secrets received by ONB or Anchor, or either of their agents or representatives in the course of their examinations (whether conducted prior to or after the date of this Agreement) shall be treated confidentially and in accordance with the Confidentiality Agreement (as defined in Section 11.09 hereof). This Section 5.09 will not require the disclosure of any information to ONB or Anchor which would be prohibited by law.

5.10    Financial Statements. As soon as reasonably available after the date of this Agreement, Anchor will deliver to ONB any additional audited consolidated financial statements which have been prepared on its behalf or at its direction, the monthly consolidated unaudited balance sheets and profit and loss statements of Anchor prepared for its internal use, Bank’s Call Reports for each quarterly period completed prior to the Effective Time, and all other financial reports or statements submitted to regulatory authorities after the date hereof, to the extent permitted by law (collectively, “Subsequent Anchor Financial Statements”). The Subsequent Anchor Financial Statements will be prepared on a basis consistent with past accounting practices and GAAP to the extent applicable and shall present fairly the financial condition and results of operations as of the dates and for the periods presented (except in the case of unaudited financials or Call Report information for the absence of notes and/or yearend adjustments). The Subsequent Anchor Financial Statements, including the notes thereto, will not include any assets, liabilities or obligations or omit to state any assets, liabilities or obligations, absolute or contingent, or any other facts, which inclusion or omission would render such financial statements inaccurate, incomplete or misleading in any material respect. As soon as internally available after the date of this Agreement, ONB will deliver to Anchor any additional audited consolidated financial statements which have been prepared on its behalf or at its direction and the quarterly consolidated unaudited balance sheets and profit and loss statements of ONB (collectively, “Subsequent ONB Financial Statements”). The Subsequent ONB Financial Statements will be prepared on a basis consistent with past accounting practices and GAAP to the extent applicable and shall present fairly the financial condition and results of operations as of the dates and for the periods presented (except in the case of unaudited financials or Call Report information for the absence of notes and/or yearend adjustments). The Subsequent ONB Financial Statements, including the notes thereto, will not include any assets, liabilities or obligations or omit to state any assets, liabilities or obligations, absolute or contingent, or any other facts, which inclusion or omission would render such financial statements inaccurate, incomplete or misleading in any material respect.

5.11    Environmental.

(a)    If requested by ONB within sixty (60) days of this Agreement, Anchor will cooperate with an environmental consulting firm designated by ONB in connection with the conduct by such firm of a phase one (using the current ASTM standard) on all real property owned or leased by Anchor or any Anchor Subsidiary as of the date of this Agreement, and any real property acquired or leased by Anchor or any Anchor Subsidiary after the date of this Agreement. If any phase one report discloses any adverse environmental conditions, or reports a reasonable suspicion thereof, on any such real estate, and if a phase two is determined to be advisable by the environmental consulting firm based on a finding of a Recognized Environmental Condition under the current ASTM standard, ONB shall have the right to have a phase two environmental investigation performed on such real property. ONB shall be responsible for the costs of the phase ones, and Anchor and ONB shall each be responsible for 50% of the costs of any phase twos.

(b)    If the environmental consultant’s good faith estimate, based upon the results of the environmental studies and other diligence conducted by the environmental consultant, of the dollar amount, if any, that Anchor and Anchor Subsidiaries would be required to expend under applicable Environmental Laws for clean-up, remediation and penalties relating to pollutants, contaminants, wastes, toxic substances, petroleum, petroleum products and any other materials regulated under the Environmental Laws with respect to Anchor’s or Anchor Subsidiaries’ owned or leased real properties or any adjoining properties, is in excess of $3,000,000, then ONB shall have the right to terminate this Agreement pursuant to Section 8.01(c)(iv), which termination shall be ONB’s sole remedy in such event.

5.12    Governmental Reports and Shareholder Information. Promptly upon its becoming available, Anchor shall furnish to ONB one (1) copy of each financial statement, report, notice or proxy statement sent by Anchor to any Governmental Authority or to Anchor’s shareholders generally, and of any order issued by any Governmental Authority in any proceeding to which Anchor is a party. This Section 5.12 will not require the disclosure of any information to ONB which would be prohibited by law.

5.13    Adverse Actions. Anchor shall not knowingly take any action that is intended or is reasonably likely to result in (a) any of its representations and warranties set forth in this Agreement being or becoming untrue in any respect at any time at or prior to the Effective Time, subject to the standard set forth in Section 7.01(a), (b) any of the conditions to the Merger set forth in Article VII not being satisfied, (c) a material violation of any provision of this Agreement or (d) a material delay in the consummation of the Merger except, in each case, as may be required by applicable law or regulation.

5.14    Opinion of Financial Advisor. Anchor shall receive as promptly as practicable the written fairness opinion from Sandler O’Neill, to the effect that, as of the date thereof, and based upon and subject to the factors, assumptions and limitations set forth therein, the Merger Consideration pursuant to this Agreement is fair, from a financial point of view, to the holders of Anchor Common Stock.

5.15    Security Holder Litigation. Each party shall promptly notify the other party hereto in writing of any litigation related to this Agreement, the Merger or the other transactions contemplated by this Agreement that is brought, or, to the knowledge of either party, threatened in writing, against it and/or the members of its Board of Directors (any such litigation, “Transaction Litigation”), and shall keep the other party reasonably informed with respect to the status thereof. Each party shall give the other party the opportunity to participate in the defense or settlement of any Transaction Litigation, and, except to the extent required by applicable Law, neither party shall settle, agree to any undertakings or approve or otherwise agree to any waiver that may be sought in connection with such Transaction Litigation, without the prior written consent of the other party (which shall not be unreasonably withheld, conditioned or delayed).

5.16    Employee Benefits.

(a)    Except as contemplated by Section 6.03(h) hereof, neither the terms of Section 6.03 hereof nor the provision of any employee benefits by ONB or any ONB Subsidiary to employees of Anchor or any Anchor Subsidiary shall: (a) create any employment contract, agreement or understanding with or employment rights for, or constitute a commitment or obligation of employment to, any of the officers or employees of Anchor or any Anchor Subsidiary; or (b) prohibit or restrict ONB or ONB Subsidiaries, whether before or after the Effective Time, from changing, amending or terminating any employee benefits provided to its employees from time to time.

(b)    All self-insured and fully insured welfare benefit (such as health, dental/vision, life/AD&D, LTD) and Section 125 of the Code, or “cafeteria,” plans currently sponsored by Anchor or an ERISA Affiliate shall continue as separate plans after the Effective Time until such time as ONB determines, in its sole discretion, to modify or terminate any or all of those plans.

(c)    As of the Effective Time, Anchor and Anchor Subsidiaries shall take or cause to be taken, all actions necessary to assign any and all applicable group insurance policies to ONB and to provide ONB all necessary financial, enrollment, eligibility, contractual and other information related to its welfare benefit and cafeteria plans to assist ONB in the administration of such plans.

(d)    From the date of this Agreement through the Effective Time, Anchor and the Anchor Subsidiaries shall continue to: (i) pay any and all of the applicable insurance premiums necessary to continue the benefits under any existing fully insured welfare benefit plans of Anchor and Anchor Subsidiaries; and (ii) pay claims for any and all self-insured welfare benefits plans in accordance with the applicable plan’s terms; and (iii) contribute to the cafeteria plan the pre-tax amounts which the cafeteria plan participants elect to defer from compensation.

(e)    Except as set forth in the Anchor Disclosure Schedule, from the date of this Plan of Merger through the Effective Time, Anchor and the Anchor Subsidiaries shall continue to make required funding contributions and otherwise fully administer the Anchor Bancorp N.A. Pension Plan.

(f)    Before the Effective Time, Anchor, by resolution of the Anchor Board of Directors, shall terminate, if requested by ONB, the Anchor Bank, N.A. Profit Sharing and Retirement Savings Plan (“Anchor 401(k) Plan”) effective immediately prior to the Effective Time. The account balances of the Anchor 401(k) Plan participants, including any alternate payees or beneficiaries of deceased participants, as determined by the Anchor 401(k) Plan administrator, shall thereafter be fully-vested and distributed or otherwise transferred in accordance with the applicable plan termination provisions of the Anchor 401(k) Plan, as soon as administratively feasible following the plan termination date and receipt of an Internal Revenue Service determination letter.

(g)    Each of Anchor and the Anchor Subsidiaries shall continue to make all non-discretionary employer contributions which it is required to make to the Anchor 401(k) Plan, including, but not limited to, elective deferral contributions of those Anchor 401(k) Plan participants who are employed by Anchor or the Anchor Subsidiaries and may continue to make discretionary employer contributions in accordance with the normal course of business and consistent with past practices, until the Anchor 401(k) Plan is terminated. In addition, Anchor shall continue in full force and effect, until the Effective Time: (i) the fidelity bond, if any, issued to Anchor as described in ERISA Section 412; and (ii) the ERISA fiduciary liability insurance policy currently in effect, if any, for the benefit of the covered fiduciaries of the Anchor 401(k) Plan and the Anchor Bancorp N.A. Pension Plan.

(h)    Anchor or any Anchor Subsidiaries, as applicable, shall terminate the Anchor Bank, N.A. Supplemental Executive Retirement Plan and the 2001 Directors Stock Purchase Plan in accordance with Treasury Regulation Section 1.409A-3(j)(4)(ix)(B). Accrued benefits under the plans will be distributed as soon as administratively feasible following the Closing Date in accordance with the requirements of each of the plans and applicable law.

(i)    Anchor or Anchor Subsidiaries, as applicable, shall continue to administer the benefits currently in pay status to the surviving spouse of Winton Jones attributable to the Employment and Supplemental Executive Retirement Pay Agreement for Winton Jones dated June 30, 1997 (the “Winton Jones Agreement”) until the Effective Time. Prior to the Effective Time, Anchor or Anchor Subsidiaries, as applicable, shall provide any and all needed information to ONB to allow ONB to continue such benefit payments to the surviving spouse of Winton Jones in accordance with the terms of the Winton Jones Agreement. ONB shall continue such payments on and after the Effective Time.

(j)    As of the Effective Time, Anchor or Anchor Subsidiaries, as applicable, shall fully cooperate with ONB and allow for ONB to assume and continue to administer and effectuate the Deferred Compensation Agreement between Anchor Bank, N.A. and Carl W. Jones made as of January 1, 2013, according to its existing terms (the “Carl Jones Agreement”). Anchor or Anchor Subsidiaries shall continue to administer and honor the Carl Jones Agreement in good faith until the Effective Time.

(k)    Immediately on or prior to the Effective Time, Anchor and Anchor Subsidiaries shall, subject to the occurrence of the Effective Time, terminate all incentive and/or bonus plans, and the accrued benefits as of the Closing Date based on performance metrics shall be paid as provided in such plans and in the Anchor Disclosure Schedule and in a lump sum on or prior to the Effective Time.

5.17    Voting Agreements. Anchor shall deliver executed voting agreements within ten (10) days of this Agreement substantially in the form attached hereto as Exhibit 5.17 from the shareholders listed on the Anchor Disclosure Schedule.

5.18    Lock-up Agreements. Anchor shall deliver within ten (10) days of the date of this Agreement executed lock-up agreements in the form attached hereto as Exhibit 5.18 from the shareholders listed on the Anchor Disclosure Schedule restricting the sale of ONB Common Stock for ninety (90) days after the Effective Time, such restriction to be waivable at ONB’s sole discretion.

5.19    Redemption of Certain Preferred Stock. Subject to the terms and conditions of this Agreement, immediately prior to the Effective Time, Anchor shall execute and deliver such instruments and take such actions as may be required or necessary to redeem at par all of the issued and outstanding shares of the 2,150,000 Voting Preferred Stock and the 65,313 Class A1 Preferred Stock.

5.20    Conversion of Series II Convertible Preferred Stock. Subject to the terms and conditions of this Agreement, immediately prior to the Effective Time, Anchor shall execute and deliver such instruments and take such actions, including, but not limited to, any required shareholder action, as may be required or necessary to convert issued and outstanding shares of the Series II Convertible Preferred Stock to shares of Anchor Common Stock in accordance with the conversion provisions of such preferred stock.

5.21    Trust Preferred Securities. Anchor shall cooperate with ONB and use commercially reasonable efforts to execute and deliver such instruments and take such actions as may be required or necessary prior to the Effective Time for ONB to assume at the Effective Time the obligations of Anchor under any indenture or other agreement to which Anchor is a party with respect to trust preferred securities that are identified on the Anchor Disclosure Schedule, including but not limited to executing and delivering one or more supplemental indentures and providing any required opinions of counsel to the applicable trustees.

ARTICLE VI.

COVENANTS OF ONB

ONB covenants and agrees with Anchor as follows:

6.01    Other Approvals. ONB shall have primary responsibility for the preparation, filing and costs of all bank regulatory applications require for consummation of the Merger, and shall file such applications as promptly as practicable, and in the most expeditious manner practicable, and in any event, within thirty (30) days after the execution of this Agreement. ONB shall provide to Anchor’s counsel copies of all applications filed and copies of all material written communications with all state and federal bank regulatory agencies relating to such applications. ONB shall proceed expeditiously, cooperate fully and use its best efforts to procure, upon terms and conditions reasonably acceptable to ONB, all consents, authorizations, approvals, registrations and certificates, to complete all filings and applications and to satisfy all other requirements prescribed by law which are necessary for consummation of the Merger on the terms and conditions provided in this Agreement at the earliest possible reasonable date.

6.02    SEC Registration.

(a)    ONB shall file with the SEC as promptly as practicable and in the most expeditious manner practicable, and in any event within forty-five (45) days after the execution of this Agreement, a Registration Statement on an appropriate form under the 1933 Act covering the shares of ONB Common Stock to be issued pursuant to this Agreement and shall use its best reasonable efforts to cause the same to become effective and thereafter, until the Effective Time or termination of this Agreement, to keep the same effective and, if necessary, amend and supplement the same. Such Registration Statement and any amendments and supplements thereto are referred to in this Agreement as the “Registration Statement.” The Registration Statement, if appropriate, shall include a proxy statement-prospectus reasonably acceptable to ONB and Anchor, prepared for use in connection with the meeting of shareholders of Anchor referred to in Section 5.01 hereof, all in accordance with the rules and regulations of the SEC. ONB shall, as soon as practicable after filing the Registration Statement, make all filings required to obtain all blue sky exemptions, authorizations, consents or approvals required for the issuance of ONB Common Stock.

(b)    Any materials or information provided by ONB for use in any filing with any state or federal regulatory agency or authority shall not contain any untrue or misleading statement of material fact or omit to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not false or misleading.

(c)    ONB will use reasonable best efforts to list for trading on NASDAQ Global Market (subject to official notice of issuance) prior to the Effective Time, the shares of ONB Common Stock to be issued in the Merger.

6.03    Employee Benefit Plans.

(a)    ONB shall make available to the officers and employees of Anchor or any Anchor Subsidiary who have met all eligibility requirements of Anchor’s or an Anchor Subsidiary’s plans and who continue as employees of Anchor, any Anchor Subsidiary, ONB or any ONB Subsidiary after the Effective Time (“Continuing Employees”), substantially the same employee benefits on substantially the same terms and conditions as ONB offers to similarly situated officers and employees. For any Anchor employees who have not become eligible for Anchor’s or an Anchor Subsidiary’s plans, such employees will be subject to the same or substantially similar waiting periods to participate as Continuing Employees in the ongoing benefit plans. Continuing Employees will receive credit for prior service with Anchor, Voyager Bank, Anchor Subsidiaries or their predecessors, for purposes of eligibility and vesting under the employee benefit plans of ONB and ONB Subsidiaries. To the extent that ONB determines, in its sole discretion, that Anchor’s employee benefit plans should be terminated, Continuing Employees eligible for participation in Anchor’s terminated employee benefits plans, shall become eligible to participate in ONB’s employee benefit plans as soon as reasonably practicable after termination. Continuing Employees who become covered under the health or dental plans of ONB shall not be subject to any waiting periods or additional pre-existing condition limitations under the health and dental plans of ONB or ONB Subsidiaries in which they are eligible to participate than they otherwise would have been subject to under the health and dental plans of Anchor. To the extent that the initial period of coverage for Continuing Employees under any such ONB employee benefit plans is not a full 12-month period of coverage, Continuing Employees shall be given credit under the applicable plan for any deductibles and co-insurance payments made by such Continuing Employees under the corresponding Anchor plan during the balance of such 12-month period of coverage provided that ONB can obtain, in a manner satisfactory to ONB, as determined in its sole discretion, the necessary data. After the Effective Time, ONB shall continue to maintain all fully insured employee welfare benefit, and cafeteria, plans currently in effect at the Effective Time, until such time as ONB determines, in its sole discretion, to modify or terminate any or all of those plans. Claims incurred under the employee welfare benefit and cafeteria plans prior to plan termination shall be paid in accordance with the applicable plan’s claim submission procedures and deadlines.

(b)    As of the Effective Time, subject to applicable law and the requirements of the Old National Bancorp Employee Stock Ownership and Savings Plan (“ONB KSOP”), ONB shall amend as necessary the ONB KSOP so that, (i) from and after the Effective Time, Continuing Employees will accrue benefits pursuant to the ONB KSOP, and (ii) Continuing Employees participating in the ONB KSOP shall receive credit for eligibility and vesting purposes, for the service of such employees with Anchor, Voyager Bank, Anchor Subsidiaries or their predecessors prior to the Effective Time, as if such service were with ONB or ONB Subsidiaries.

(c)    As of the Effective Time, ONB shall maintain for the benefit of Continuing Employees vacation and sick time policies. ONB shall grant credit for the Continuing Employees’ accrued and unused vacation as of the Effective Time for the remainder of 2017, if any. Anchor shall provide any and all information to ONB as soon as practicable following the Effective Time in a form reasonably acceptable to ONB.

(d)    After the Effective Time, mileage for Continuing Employees’ business-related travel shall be reimbursed according to ONB’s reimbursement policy for mileage, consistent with the applicable provisions of the Code.

(e)    After the Effective Time, Anchor shall not award any additional equity grants or awards of any kind under the Anchor Stock Option Plans or any other arrangement. Prior to the Effective Time, Anchor will use its best efforts, including using best effort to obtain any necessary consents from optionees, with respect to the Anchor Stock Options to permit the settlement of each outstanding Anchor Stock Option in accordance with Section 2.01(b). Anchor shall take action prior to the Effective Time to cause the freezing and/or termination, as applicable, of the Anchor Stock Option immediately after the settlement of the option, as provided in Section 2.01(b).

(f)    Until the Effective Time, Anchor or an Anchor Subsidiary, whichever is applicable, shall be liable for all obligations for continued health coverage pursuant to Section 4980B of the Code and Section 601 through 609 of ERISA (“COBRA”) for eligible employees who incur a qualifying event before the Effective Time. ONB or an ONB Subsidiary, whichever is applicable, shall after the Effective Time be liable for (i) all obligations for continued health coverage under COBRA with respect to each qualified beneficiary of Anchor or an Anchor Subsidiary who incurs a termination on and after the Effective Time, and (ii) for continued health coverage under COBRA from and after the Effective Time for each qualified beneficiary of Anchor or an Anchor Subsidiary who incurs a qualifying event before the Effective Time.

(g)    Employees of Anchor, or any Anchor Subsidiary as of the Effective Time whom ONB or ONB Subsidiaries elect not to employ after the Effective Time or who are terminated within twelve (12) months from the Effective Time due to Involuntary Termination (“Separated Employees”) shall be entitled to severance benefits equal to two (2) weeks of annual base pay for each year of service with a minimum of eight (8) weeks of annual base pay and a maximum of fifty-two (52) weeks of annual base pay. For the purpose of this subsection, “Involuntary Termination” means termination by (i) ONB or an ONB Subsidiary (other than for cause) or (ii) the employee following (A) a reduction in force or other permanent lack of work which adversely impacts the employee, as determined by ONB or an ONB Subsidiary, (B) a reorganization or consolidation of or within ONB or an ONB Subsidiary that eliminates the employee’s position or (C) the closing or divesture of an ONB or an ONB Subsidiary facility or business location that eliminates the employee’s position. Notwithstanding the foregoing, a Separated Employee will not be considered to have incurred an Involuntary Termination where he or she was offered both a reasonably comparable position and reasonably comparable pay, as determined by ONB, within ONB or any ONB Subsidiaries or any successor company with pay that was to be at least one hundred percent (100%) of his or her compensation at the time of termination and where such comparable position was within a reasonable commuting distance of thirty-five (35) miles of the Separated Employee’s primary residence. Any severance payment under this subsection will be subject to and conditioned upon the Separated Employee’s execution of a severance agreement, in a form acceptable to ONB, that includes a full release of all federal and state law claims against Anchor or any Anchor Subsidiary and against ONB or any ONB Subsidiary arising out of the Separated Employee’s employment, including any claims based on discrimination. In addition, in order to receive any severance payments under this subsection, a Separated Employee must work until the termination date specified by ONB or any

ONB Subsidiary. A year of service will be determined based on each Separated Employee’s employment anniversary date and will include service with Anchor, Voyager Bank, Anchor Subsidiaries and ONB or ONB Subsidiaries. Credit will be given for partial years of service by rounding up a Separated Employee with a fractional year of service of six (6) months of service or more to the next full year and rounding down any Separated Employee with a fractional year of service that is less than six (6) months of service. For example, a Separated Employee with ten (10) years and seven (7) months of service will be credited with eleven (11) years of service for purposes of determining his or her severance pay. A Separated Employee with ten (10) years and four (4) months of service will be credited with ten (10) years of service for purposes of determining his or her severance pay. Effective as of the day following the day which is twelve (12) months after the Effective Time, all Anchor employees who become employees of ONB will be subject to the severance policies, if any, of ONB in effect at their time of termination without regard to this Section 6.03(g). Nothing in this Section 6.03(g) shall be deemed to limit or modify ONB’s at-will employment policy.

(h)    As of the Effective Time, ONB shall assume the employment and change in control agreements between Anchor and the employees listed in the Anchor Disclosure Schedule as being party to such agreements, subject to mutually satisfactory resolution of any calculated Internal Revenue Code Section 280G excise taxes and gross-up payments that may be applicable by reason of any such employment agreements.

(i)    ONB shall authorize the payment of and pay retention bonuses upon reaching certain milestones to selected employees of Anchor or Anchor Subsidiaries as identified by ONB and Anchor, in amounts to be determined by ONB and Anchor; provided however, the aggregate cost of the retention bonuses shall not exceed the amount as set forth in the Anchor Disclosure Schedule. Notwithstanding the foregoing, ONB shall have no responsibility to pay, and Anchor shall pay, any 2017 bonuses consistent with past practice and in amounts not to exceed the amount as set forth in the Anchor Disclosure Schedule.

6.04    Adverse Actions. ONB shall not knowingly take any action that is intended or is reasonably likely to result in (a) any of its representations and warranties set forth in this Agreement being or becoming untrue in any respect at any time at or prior to the Effective Time, subject to the standard set forth in Section 7.02(a), (b) any of the conditions to the Merger set forth in Article VII not being satisfied, (c) a material violation of any provision of this Agreement or (d) a material delay in the consummation of the Merger except, in each case, as may be required by applicable law or regulation.

6.05    D&O Insurance. ONB shall cause the individuals serving as officers and directors of Anchor and Bank immediately before the Effective Time to be covered for a period of three (3) years from the Effective Time by the directors’ and officers’ liability insurance policy maintained by Anchor (provided that ONB may substitute therefor policies of at least the same coverage and amounts containing terms and conditions that are not less advantageous to such officers and directors than such policy) with respect to acts or omissions occurring before the Effective Time; provided, further, that in no event shall ONB be required to expend pursuant to this Section 6.05 more than an amount per year equal to 300% of the annual premiums paid by Anchor as of the Effective Time for such insurance (the “Insurance Amount”); provided, however, that if the cost exceeds such limit, ONB shall use its reasonable efforts to obtain as much comparable insurance as is available for the Insurance Amount.

6.06    Short-Swing Trading Exemption. Prior to the Closing Date, the Board of Directors of ONB shall adopt such resolutions as necessary to cause any shares of ONB Common Stock to be received by executive officers and directors of Anchor as part of the Merger Consideration to qualify for the exemptions provided in Rule 16b-3(d) under the 1934 Act.

6.07    Material Changes to ONB Disclosure Schedules. ONB shall promptly supplement, amend and update, upon the occurrence of any change prior to the Effective Time, and as of the Effective Time, the ONB Disclosure Schedule with respect to any matters or events hereafter arising which, if in existence or having occurred as of the date of this Agreement, would have been required to be set forth or described in the ONB Disclosure Schedule or this Agreement and including, without limitation, any fact which, if existing or known as of the date hereof, would have made any of the representations or warranties of ONB contained herein materially incorrect, untrue or misleading. No such supplement, amendment or update shall become part of the ONB Disclosure Schedule unless Anchor shall have first consented in writing with respect thereto.

6.08    Governmental Report and Shareholder Information. Promptly upon its becoming publicly available, ONB shall furnish to Anchor one (1) copy of each financial statement, report, notice or proxy statement sent by ONB to any Governmental Authority or to ONB’s shareholders generally, each SEC Report filed by ONB with the SEC or any successor agency and any order issued by any Governmental Authority in any proceeding to which ONB is a party.

6.09    Charitable Donation Pool. Promptly following the Effective Time, ONB shall establish a pool of funds, in an aggregate amount equal to not less than $100,000, to be used to make one or more donations to charitable organizations located in Anchor’s market area. Before and after the Effective Time, ONB shall consult with the members of Anchor’s management team to determine which organizations should be allocated a portion of the pooled funds and the terms of payment for any such payments.

ARTICLE VII.

CONDITIONS PRECEDENT TO THE MERGER

7.01    ONB. The obligation of ONB to consummate the Merger is subject to the satisfaction and fulfillment of each of the following conditions on or prior to the Effective Time, unless waived in writing by ONB:

(a)    Representations and Warranties at Effective Time. Each of the representations and warranties of Anchor contained in this Agreement shall be true, accurate and correct in all material respects at and as of the Effective Time as though such representations and warranties had been made or given on and as of the Effective Time (except that representations and warranties that by their express terms speak as of the date of this Agreement or some other date shall be true and correct only as of such date); provided that no representation or warranty of

Anchor, except for Section 3.03(a) hereof, shall be deemed untrue, inaccurate or incorrect for purposes hereunder as a consequence of the existence of any fact, event or circumstance inconsistent with such representation or warranty, unless such fact, event or circumstance, individually or taken together with all other facts, events or circumstances inconsistent with any representations or warranty of Anchor, has had or would result in a Material Adverse Effect on Anchor.

(b)    Covenants. Each of the covenants and agreements of Anchor shall have been fulfilled or complied with in all material respects from the date of this Agreement through and as of the Effective Time.

(c)    Deliveries at Closing. ONB shall have received from Anchor at the Closing (as hereinafter defined) the items and documents, in form and content reasonably satisfactory to ONB, set forth in Section 10.02(b) hereof.

(d)    Registration Statement Effective. ONB shall have registered its shares of ONB Common Stock to be issued to shareholders of Anchor in accordance with this Agreement with the SEC pursuant to the 1933 Act, and all state securities and blue sky approvals, authorizations and exemptions required to offer and sell such shares shall have been received by ONB. The Registration Statement with respect thereto shall have been declared effective by the SEC, and no stop order shall have been issued or threatened.

(e)    Regulatory Approvals. All regulatory approvals required to consummate the transactions contemplated hereby (“Regulatory Approvals”) shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired, and no such approvals shall contain any conditions, restrictions or requirements which the Board of Directors of ONB reasonably determines in good faith would, following the Effective Time, have a Material Adverse Effect on Anchor or on ONB to such a degree that ONB would not have entered into this Agreement had such conditions, restrictions or requirements been known at the date hereof.

(f)    Shareholder Approval. The shareholders of Anchor shall have approved and adopted this Agreement as required by applicable law and its Articles of Incorporation.

(g)    Dissenters Rights. Holders of record of no more than ten percent (10%) of the total issued and outstanding shares of Anchor Common Stock shall have perfected, or continue to have a right to exercise, appraisal, dissenters or other similar rights under the MBCA with respect to their Anchor Common Stock by virtue of the Merger.

(h)    Officers’ Certificate. Anchor shall have delivered to ONB a certificate signed by its President and its Secretary, dated as of the Effective Time, certifying that: (i) the representations and warranties of Anchor contained in Article III are true, accurate and correct in all respects on and as of the Effective Time, subject to the standard specified in Section 7.01(a) above; (ii) all the covenants of Anchor have been complied with in all material respects from the date of this Agreement through and as of the Effective Time; and (iii) Anchor has satisfied and fully complied with all conditions necessary to make this Agreement effective as to it.

(i)    Tax Opinion. The Board of Directors of ONB shall have received a written opinion of the law firm of Krieg DeVault LLP, dated as of the Effective Time, in form and content reasonably satisfactory to ONB, to the effect that the Merger to be effected pursuant to this Agreement will constitute a tax-free reorganization under the Code (as described in Section 1.03 hereof) to each party hereto and to the shareholders of Anchor, except with respect to cash received by the shareholders of Anchor pursuant to Section 2.01 hereof. In rendering such opinion, counsel may require and rely upon customary representation letters of the parties hereto and rely upon customary assumptions.

(j)    280G Letter. ONB shall have received a letter of tax advice, in a form satisfactory to ONB and at its expense, from an outside, independent certified public accounting firm to be mutually selected by ONB and Anchor to the effect that any amounts that are paid by Anchor before the Effective Time, or required under Anchor’s Plans or this Agreement to be paid at or after the Effective Time, to Persons who are disqualified individuals in respect of Anchor, Anchor Subsidiaries or their successors, and that otherwise should be allowable as deductions for federal income tax purposes, should not be disallowed as deductions for such purposes by reason of Section 280G of the Code.

(k)    Material Proceedings. None of ONB, Anchor, any ONB Subsidiaries or any Anchor Subsidiaries, shall be subject to any statute, rule, regulation, injunction, order or decree, which shall have been enacted, entered, promulgated or enforced, which prohibits, prevents or makes illegal completion of the Merger, and no material claim, litigation or proceeding shall have been initiated or threatened relating to the Agreement or the Merger or seeking to prevent the completion of the Merger.

(l)    Listing. The shares of ONB Common Stock to be issued in the Merger shall have been approved for listing on the NASDAQ Global Market, subject to official notice of issuance.

(m)    Anchor Consolidated Shareholders’ Equity. As of the Computation Date, the Anchor Consolidated Shareholders’ Equity shall be at least One Hundred Seventy-Four Million Dollars ($174,000,000).

7.02    Anchor. The obligation of Anchor to consummate the Merger is subject to the satisfaction and fulfillment of each of the following conditions on or prior to the Effective Time, unless waived in writing by Anchor:

(a)    Representations and Warranties at Effective Time. Each of the representations and warranties of ONB contained in this Agreement shall be true, accurate and correct in all material respects on and as of the Effective Time as though the representations and warranties had been made or given at and as of the Effective Time (except that representations and warranties that by their express terms speak as of the date of this Agreement or some other date shall be true and correct only as of such date); provided that no representation or warranty of ONB shall be deemed untrue, inaccurate or incorrect for purposes hereunder as a consequence of the existence of any fact, event or circumstance inconsistent with such representation or warranty, unless such fact, event or circumstance, individually or taken together with all other facts, events or circumstances inconsistent with any representations or warranty of ONB, has had or would result in a Material Adverse Effect on ONB.

(b)    Covenants. Each of the covenants and agreements of ONB shall have been fulfilled or complied with in all material respects from the date of this Agreement through and as of the Effective Time.

(c)    Deliveries at Closing. Anchor shall have received from ONB at the Closing the items and documents, in form and content reasonably satisfactory to Anchor, listed in Section 10.02(a) hereof.

(d)    Registration Statement Effective. ONB shall have registered its shares of ONB Common Stock to be issued to shareholders of Anchor in accordance with this Agreement with the SEC pursuant to the 1933 Act, and all state securities and blue sky approvals, authorizations and exemptions required to offer and sell such shares shall have been received by ONB. The Registration Statement with respect thereto shall have been declared effective by the ONB and no stop order shall have been issued or threatened.

(e)    Regulatory Approvals. All Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired.

(f)    Shareholder Approvals. The shareholders of Anchor shall have approved and adopted this Agreement as required by applicable law and such entity’s Articles of Incorporation.

(g)    Officers’ Certificate. ONB shall have delivered to Anchor a certificate signed by its Chairman or President and its Secretary, dated as of the Effective Time, certifying that: (i) the representations and warranties of ONB contained in Article IV are true, accurate and correct in all respects on and as of the Effective Time, subject to the standard specified in Section 7.02(a) above; (ii) all the covenants of ONB have been complied with in all material respects from the date of this Agreement through and as of the Effective Time; and (iii) ONB has satisfied and fully complied with all conditions necessary to make this Agreement effective as to it.

(h)    Tax Opinion. The Board of Directors of Anchor shall have received a written opinion of the law firm of Krieg DeVault LLP, dated as of the Effective Time, in form and content reasonably satisfactory to Anchor, to the effect that the Merger to be effected pursuant to this Agreement will constitute a tax-free reorganization under the Code (as described in Section 1.03 hereof) to each party hereto and to the shareholders of Anchor, except with respect to cash received by the shareholders of Anchor pursuant to Section 2.01 hereof. In rendering such opinion, counsel may require and rely upon customary representation letters of the parties hereto and rely upon customary assumptions.

(i)    Listing. The shares of ONB Common Stock to be issued in the Merger shall have been approved for listing on the NASDAQ Global Market, subject to official notice of issuance.

(j)    Material Proceedings. None of ONB, Anchor, any ONB Subsidiary or any Anchor Subsidiary, shall be subject to any statute, rule, regulation, injunction, order or decree, which shall have been enacted, entered, promulgated or enforced, which prohibits, prevents or makes illegal completion of the Merger, and no material claim, litigation or proceeding shall have been initiated or threatened relating to the Agreement or the Merger or seeking to prevent the completion of the Merger.

ARTICLE VIII.

TERMINATION OF MERGER

8.01    Termination. This Agreement may be terminated and abandoned at any time prior to the Closing Date, only as follows:

(a)    by the mutual written consent of ONB and Anchor;

(b)    by either of Anchor or ONB by written notice to the other:

(i)    if the Agreement and the Merger are not approved by the requisite vote of the shareholders of Anchor at the meeting of shareholders of Anchor contemplated in Section 5.01;

(ii)    if any Governmental Authority of competent jurisdiction shall have issued an order, decree, judgment or injunction or taken any other action that permanently restrains, enjoins or otherwise prohibits or makes illegal the consummation of the Merger, and such order, decree, judgment, injunction or other action shall have become final and non-appealable or if any consent or approval of any Governmental Authority the consent or approval of which is required to consummate the Merger has been denied and such denial has become final and non-appealable; or

(iii)    if the consummation of the Merger shall not have occurred on or before June 30, 2018 (the “Outside Date”); provided that the right to terminate this Agreement under this Section 8.01(b)(iii) shall not be available to any party whose breach of any provision of this Agreement causes the failure of the Merger to occur on or before the Outside Date;

(c)    by written notice from ONB to Anchor if:

(i)    any event shall have occurred which is not capable of being cured prior to the Outside Date and would result in any condition set forth in Section 7.01 not being satisfied prior to the Outside Date;

(ii)    Anchor breaches or fails to perform any of its representations, warranties or covenants contained in this Agreement, which breach or failure to perform would give rise to the failure of a condition set forth in Section 7.01, and such condition is incapable of being satisfied by the Outside Date or such breach has not been cured by Anchor within twenty (20) business days after Anchor’s receipt of written notice of such breach from ONB;

(iii)    there has been a Material Adverse Effect on Anchor on a consolidated basis as of the Effective Time, as compared to that in existence as of the date of this Agreement; or

(iv)    ONB elects to exercise its right to terminate pursuant to Section 5.11.

(d)    by written notice from Anchor to ONB if:

(i)    any event shall have occurred which is not capable of being cured prior to the Outside Date and would result in any condition set forth in Section 7.02 not being satisfied prior to the Outside Date;

(ii)    ONB breaches or fails to perform any of its representations, warranties or covenants contained in this Agreement, which breach or failure to perform would give rise to the failure of a condition set forth in Section 7.02, and such condition is incapable of being satisfied by the Outside Date or such breach has not been cured by ONB within twenty (20) business days after ONB’s receipt of written notice of such breach from Anchor; or

(iii)    there has been a Material Adverse Effect on ONB on a consolidated basis as of the Effective Time, as compared to that in existence as of the date of this Agreement.

(e)    by written notice of ONB to Anchor if the Anchor Board of Directors shall fail to include its recommendation to approve the Merger in the proxy statement/prospectus;

(i)    in the event of an Adverse Recommendation Change;

(ii)    if the Anchor Board shall approve any Acquisition Proposal or publicly recommend that the holders of Anchor Common Stock accept or approve any Acquisition Proposal;

(iii)    if Anchor shall have entered into, or publicly announced its intention to enter into, a definitive agreement, agreement in principle or letter of intent with respect to any Acquisition Proposal; or

(iv)    if the Anchor Board fails to publicly reaffirm its recommendation of this Agreement, the Merger or the other transactions contemplated by this Agreement within five (5) business days of a written request by ONB to provide such reaffirmation.

(f)    by written notice by ONB to Anchor if a quorum could not be convened at the meeting of shareholders of Anchor contemplated in Section 5.01 or at a reconvened meeting held at any time prior to or on the Outside Date.

(g)    by written notice by Anchor to ONB if, the Average ONB Closing Price is less than $15.00 per share; subject, however, to the following two sentences. If Anchor elects to exercise its termination right pursuant to this Section 8.01(g), it shall give prompt written notice thereof to ONB. During the five (5) business day period commencing with its receipt of such notice, ONB shall have the option to increase the Common Stock Cash Consideration per share by an amount equal to the difference between (A) $22.875 per share, and (B) the sum of (1) the

Common Stock Exchange Ratio multiplied by the Average ONB Closing Price plus (2) $2.625 per share. A sample calculation of such amount, assuming an Average ONB Closing Price of $13.00, is set forth on Exhibit 8.01(g). If within such five (5) business day period, ONB delivers written notice to Anchor that it intends to proceed with the Merger by paying such additional consideration as contemplated by the preceding sentence, and notifies Anchor of the revised Common Stock Cash Consideration, then no termination shall have occurred pursuant to this Section 8.01(g), and this Agreement shall remain in full force and effect in accordance with its terms (except that the Common Stock Cash Consideration shall have been so modified). If ONB declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the date of this Agreement and the Closing Date, the prices for the ONB Common Stock shall be appropriately adjusted for the purposes of applying this Section 8.01(g). Notwithstanding the foregoing, in no event shall ONB pay cash pursuant to this Section 8.01(g) to the extent that such payment (together with any other cash paid as consideration) would result in the Merger failing to satisfy the continuity of interest requirement applicable to reorganizations under Treas. Reg. Section 1.368-1(e) (using 40% as the minimum value of the proprietary interest in Anchor that must be preserved in the reorganization). In the event of any such reduced cash payment, the Common Stock Exchange Ratio shall be increased accordingly.

(h)    by written notice by Anchor to ONB if, prior to the special meeting of Anchor’s shareholders to approve the Merger, (i) Anchor has received a Superior Proposal, and in accordance with Section 5.06 of this Agreement, has entered into an Acquisition Agreement with respect to the Superior Proposal, or (ii) if Anchor’s Board of Directors determines in good faith, after consultation with Anchor’s outside legal counsel and financial advisors, that the failure of Anchor’s Board of Directors to effect an Adverse Recommendation Change would be reasonably likely to result in a breach of its fiduciary duties to the shareholders of Anchor under applicable Law.

8.02    Effect of Termination. (a) Subject to the remainder of this Section 8.02, in the event of the termination of this Agreement pursuant to Section 8.01, this Agreement shall forthwith become null and void and have no effect, without any liability on the part of ONB or Anchor and each of their respective directors, officers, employees, advisors, agents or shareholders, and all rights and obligations of any party under this Agreement shall cease, except for the agreements contained in Section 8.02 and Section 11.11, which shall remain in full force and effect and survive any termination of this Agreement; provided, however, that nothing contained in this Section 8.02(a), except for the fees payable pursuant to subsections (b), (c), or (d), shall relieve any party hereto from liabilities or damages arising out of any fraud or intentional breach by such party of any of its representations, warranties, covenants or other agreements contained in this Agreement.

(b)    Anchor shall pay to ONB an amount in cash equal to $11,400,000 (the “Termination Fee”) if:

(1)    this Agreement is terminated by ONB pursuant to Section 8.01(e); or

(2)    this Agreement is terminated by either party pursuant to Section 8.01(b)(i) as a result of the failure of Anchor’s shareholders to approve the Agreement and the Merger by the requisite vote or by ONB pursuant to Section 8.01(f) and, in each case, prior to the date that is twelve (12) months after such termination Anchor or any Anchor Subsidiary enters into any Acquisition Agreement or any Acquisition Proposal is consummated (regardless of whether such Acquisition Proposal is made or consummated before or after termination of this Agreement); or

(3)    this Agreement is terminated by either Anchor or ONB pursuant to Section 8.01(b)(iii) and (A) prior to the date of such termination, an Acquisition Proposal was made, and (B) prior to the date that is twelve (12) months after such termination, Anchor or any Anchor Subsidiary enters into any Acquisition Agreement or any Acquisition Proposal is consummated; or

(4)    this Agreement is terminated by Anchor pursuant to Section 8.01(h).

(c)    Any fee due under Section 8.02(b) shall be paid by Anchor by wire transfer of same day funds:

(1)    in the case of Section 8.02(b)(1) or Section 8.02(b)(4), concurrently with such termination; and

(2)    in the case of Section 8.02(b)(2) or Section 8.02(b)(3), on the earlier of the date Anchor enters into such Acquisition Agreement or consummates such Acquisition Proposal.

(d)    In the event that Anchor owes the Termination Fee to ONB pursuant to Section 8.02(b), then the payment of such amount shall be the sole and exclusive remedy for those termination events and shall constitute liquidated damages. Anchor acknowledges that the agreements contained in this Section 8.02 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, ONB would not have entered into this Agreement. Accordingly, if Anchor fails promptly to pay the amounts due pursuant to this Section 8.02, and, in order to obtain such payment, ONB commences a suit that results in a judgment against Anchor for the amounts set forth in this Section 8.02, Anchor shall pay to ONB its reasonable costs and expenses (including attorneys’ fees and expenses) in connection with such suit and any appeal relating thereto, together with interest on the amounts set forth in this Section 8.02 at the national prime rate in effect on the date such payment was required to be made.

ARTICLE IX.

EFFECTIVE TIME OF THE MERGER

Upon the terms and subject to the conditions specified in this Agreement, unless otherwise mutually agreed to by the parties hereto, the Closing Date will occur on the last business day of the month following (a) the fulfillment of all conditions precedent to the Merger set forth in Article VII of this Agreement and (b) the expiration of all waiting periods in connection with the bank regulatory applications filed for the approval of the Merger. Notwithstanding the foregoing, if the Closing Date were to occur on the last business day of November, then the Closing Date will be the last business day of December. The Merger will be effective as of 12:01 a.m. on the first calendar day of the month following the Closing Date as specified in the Articles of Merger of ONB and Anchor as filed with the Indiana Secretary of State (the “Effective Time”).

ARTICLE X.

CLOSING

10.01    Closing Date and Place. So long as all conditions precedent set forth in Article VII hereof have been satisfied and fulfilled, the closing of the Merger (the “Closing”) will take place at the Effective Time at a location to be reasonably determined by ONB.

10.02    Deliveries.

(a)    At the Closing, ONB will deliver to Anchor the following:

(i)    the officers’ certificate contemplated by Section 7.02(g) hereof;

(ii)    copies of all approvals by government regulatory agencies necessary to consummate the Merger;

(iii)    copies of the resolutions adopted by the Board of Directors of ONB certified by the Secretary of ONB relative to the approval of this Agreement and the Merger;

(iv)    the tax opinion required by Section 7.01(i) hereof;

(v)    the letter required by Section 7.01(j) hereof; and

(vi)    such other documents as Anchor or its legal counsel may reasonably request.

(b)    At the Closing, Anchor will deliver to ONB the following:

(i)    the officers’ certificate contemplated by Section 7.01(h) hereof;

(ii)    copies of the resolutions adopted by the Board of Directors and shareholders of Anchor certified by the Secretary of Anchor relative to the approval of this Agreement and the Merger;

(iii)    the tax opinion required by Section 7.02(h) hereof;

(iv)    a certification of the Anchor Consolidated Shareholders’ Equity as of the Computation Date from Anchor’s outside, independent certified public accountants; and

(v)    such other documents as ONB or its legal counsel may reasonably request.

ARTICLE XI.

MISCELLANEOUS

11.01    Effective Agreement. This Agreement and the recitals hereof shall be binding upon and inure to the benefit of and be enforceable by the respective parties hereto and their respective successors and assigns; provided, however, that neither this Agreement nor any of the rights, interests or obligations of the respective parties hereto under this Agreement may be assigned by any party hereto without the prior written consent of the other parties hereto. The representations, warranties, covenants and agreements contained in this Agreement, as well as the documents and instruments referred to herein, are for the sole benefit of the parties hereto and their successors and assigns, and they will not be construed as conferring any rights on any other Persons, except for Section 11.08 hereof, other than the right of Anchor, on behalf of its shareholders, to pursue damages in the event of fraud or an intentional breach of this Agreement as provided in Section 8.02 hereof.

11.02    Waiver; Amendment.

(a)    The parties hereto may by an instrument in writing: (i) extend the time for the performance of or otherwise amend any of the covenants, conditions or agreements of the other parties under this Agreement; (ii) waive any inaccuracies in the representations or warranties of the other parties contained in this Agreement or in any document delivered pursuant hereto or thereto; (iii) waive the performance by the other parties of any of the covenants or agreements to be performed by it or them under this Agreement; or (iv) waive the satisfaction or fulfillment of any condition, the nonsatisfaction or nonfulfillment of which is a condition to the right of the party so waiving to consummate the Merger. The waiver by any party hereto of a breach of or noncompliance with any provision of this Agreement will not operate or be construed as a continuing waiver or a waiver of any other or subsequent breach or noncompliance hereunder.

(b)    This Agreement may be amended, modified or supplemented only by a written agreement executed by the parties hereto.

11.03    Notices. All notices, requests and other communications hereunder will be in writing (which will include telecopier communication) and will be deemed to have been duly given if delivered by hand and receipted for, delivered by certified United States Mail, return receipt requested, first class postage pre-paid, delivered by overnight express receipted delivery service or telecopied if confirmed immediately thereafter by also mailing a copy of such notice, request or other communication by certified United States Mail, return receipt requested, with first class postage pre-paid as follows:

If to ONB:	with a copy to (which will not constitute notice):

Old National Bancorp	Krieg DeVault LLP
One Main Street	One Indiana Square
Evansville, Indiana 47708	Suite 2800
ATTN: Jeffrey L. Knight, Executive	Indianapolis, Indiana 46204
Vice President, Corporate Secretary	ATTN: Michael J. Messaglia
and Chief Legal Counsel	Fax: (317) 636-1507
Fax: (812) 468-0399

If to Anchor:	with a copy to (which will not constitute notice):

Anchor Bancorp, Inc.	Barack Ferrazzano Kirschbaum & Nagelberg LLP
1600 Utica Avenue South, Suite 400	200 West Madison Street
St. Louis Park, Minnesota 55416	Suite 3900
ATTN: Carl W. Jones	Chicago, Illinois 60606
Chairman of the Board and	ATTN: Joseph T. Ceithaml
Chief Executive Officer	Fax: (312) 984-3150
Fax: (952) 476-5238

or such substituted address or Person as any of them have given to the other in writing. All such notices, requests or other communications shall be effective: (a) if delivered by hand, when delivered; (b) if mailed in the manner provided herein, five (5) business days after deposit with the United States Postal Service; (c) if delivered by overnight express delivery service, on the next business day after deposit with such service; and (d) if by telecopier, on the next business day if also confirmed by mail in the manner provided herein.

11.04    Headings. The headings in this Agreement have been inserted solely for ease of reference and should not be considered in the interpretation or construction of this Agreement.

11.05    Severability. In case any one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement, but this Agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained herein.

11.06    Counterparts; Facsimile; PDF. This Agreement may be executed in any number of counterparts and by facsimile or portable document format (PDF) signature, each of which will be an original, but such counterparts shall together constitute one and the same instrument.

11.07    Governing Law; Enforcement; Specific Performance; Jury Trial. This Agreement shall be governed by and construed in accordance with the laws of the State of Indiana and applicable federal laws, without regard to principles of conflicts of law. The parties hereto hereby agree that all claims, actions, suits and proceedings between the parties hereto relating to this Agreement shall be filed, tried and litigated only in the Circuit or Superior Courts of Vanderburgh County, Indiana or the United States District Court for the Southern Division. In connection with the foregoing, the parties hereto consent to the jurisdiction and venue of such courts and expressly waive any claims or defenses of lack of personal jurisdiction of or proper venue by such courts. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement was not performed in accordance with its specific terms on a timely basis or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court identified above, this being in addition to any other remedy to which they are entitled at law or in equity. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HEREBY WAIVES TRIAL BY JURY IN ANY JUDICIAL PROCEEDING INVOLVING, DIRECTLY, IN ANY MATTERS (WHETHER SOUNDING IN TORT, CONTRACT OR OTHERWISE) IN ANY WAY ARISING OUT OF, RELATED TO, OR CONNECTED WITH THIS AGREEMENT OR THE TRANSACTION AGREEMENTS.

11.08    Indemnification.

(a)    All rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors or officers of Anchor and Anchor Subsidiaries as provided in its respective charter or by-laws and any existing indemnification agreements or arrangements of Anchor described in the Anchor Disclosure Schedule, shall survive the Merger and shall continue in full force and effect in accordance with their terms to the extent permitted by law, and shall not be amended, repealed or otherwise modified for a period of six (6) years after the Effective Time in any manner that would adversely affect the rights thereunder of such individuals for acts or omissions occurring or alleged to occur at or prior to the Effective Time.

(b)    In the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, including, without limitation, any such claim, action, suit, proceeding or investigation in which any individual who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Time, a director or officer of Anchor (the “Indemnified Parties”), is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he or she is or was a director, officer or employee of Anchor or its predecessors or (ii) this Agreement or any of the transactions contemplated hereby, whether in any case asserted or arising before or after the Effective Time, the parties hereto agree to cooperate and use their best reasonable efforts to defend against and respond thereto.

(c)    ONB shall cause any successor, whether by consolidation, merger or transfer of substantially all of its properties or assets, to comply with its obligations under this Article. The provisions of this Article shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and other Person named herein and his or her heirs and representatives.

11.09    Entire Agreement. This Agreement and the Exhibits hereto supersede all other prior or contemporaneous understandings, commitments, representations, negotiations or agreements, whether oral or written, among the parties hereto relating to the Merger or matters contemplated herein and constitute the entire agreement between the parties hereto, except as otherwise provided herein and except for the Confidentiality Agreement dated May 9, 2017, by and between Anchor and ONB (the “Confidentiality Agreement”). Upon the execution of this Agreement by all the parties hereto, any and all other prior writings of either party relating to the Merger, will terminate and will be rendered of no further force or effect. The parties hereto agree that each party and its counsel reviewed and revised this Agreement and that the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party will not be employed in the interpretation of this Agreement or any amendments or exhibits hereto.

11.10    Survival of Representations, Warranties or Covenants. Except as set forth in the following sentence, none of the representations, warranties or covenants of the parties will survive the Effective Time or the earlier termination of this Agreement, and thereafter ONB, Anchor and all the respective directors, officers and employees of ONB and Anchor will have no further liability with respect thereto. The covenants contained in Section 8.02 shall survive termination of this Agreement. The covenants contained in Section 11.08 shall survive the Effective Time.

11.11    Expenses. Except as provided elsewhere in this Agreement, each party to this Agreement shall pay its own expenses incidental to the Merger contemplated hereby.

11.12    Certain References. Whenever in this Agreement a singular word is used, it also will include the plural wherever required by the context and vice-versa, and the masculine or neuter gender shall include the masculine, feminine and neuter genders. Except expressly stated otherwise, all references in this Agreement to periods of days shall be construed to refer to calendar, not business, days. The term “business day” will mean any day except Saturday and Sunday when Old National Bank, in Evansville, Indiana, is open for the transaction of business.

11.13    Disclosure Schedules. The mere inclusion of an item in a party’s Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by such party that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect on Anchor or a Material Adverse Effect on ONB, respectively. Further, while each party will use commercially reasonable efforts to specifically reference each Section of this Agreement under which such disclosure is made pursuant to such party’s Disclosure Schedule, any information disclosed with respect to one Section shall not be deemed to be disclosed for purposes of any other Section of this Agreement in such party’s Disclosure Schedule unless it is reasonably apparent the disclosed information relates to another Section or Sections of this Agreement notwithstanding the absence of a specific cross-reference.

[Signature Page Follows]

SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER

IN WITNESS WHEREOF, ONB and Anchor have made and entered into this Agreement as of the day and year first above written and have caused this Agreement to be executed, attested in counterparts and delivered by their duly authorized officers.

OLD NATIONAL BANCORP

By:	/s/ Robert G. Jones
Robert G. Jones, Chairman of the Board and
Chief Executive Officer

ANCHOR BANCORP, INC.

By:	/s/ Carl W. Jones
Carl W. Jones, Chairman of the Board and
Chief Executive Officer

EXHIBIT 1.01(e)(i)

ARTICLES OF MERGER

OF

ANCHOR BANCORP, INC.

(A Minnesota Corporation)

WITH AND INTO

OLD NATIONAL BANCORP

(An Indiana Corporation)

In compliance with the requirements of the Indiana Business Corporation Law, as amended (the “Act”), the undersigned corporations, desiring to effect a merger, set forth the following facts:

Article I

SURVIVING CORPORATION

Section 1. The corporation surviving the merger is Old National Bancorp (the “Surviving Corporation”). The Surviving Corporation’s name has not been changed as a result of the merger and will remain “Old National Bancorp.”

Section 2. The Surviving Corporation is a domestic corporation existing pursuant to the provisions of the Act, was incorporated in Indiana on July 19, 1982, and will maintain its principal office at One Main Street, Evansville, Vanderburgh County, Indiana 47708.

Article II

MERGING CORPORATION

The name, state of incorporation and date of incorporation of the corporation, other than the Surviving Corporation, which is a party to the merger is as follows:

        Anchor Bancorp, Inc.

(Name of Corporation)

Minnesota	May 11, 1981
(State of Domicile)	(Date of Incorporation)

Article III

PLAN OF MERGER

The Agreement and Plan of Merger (the “Plan of Merger”) dated [●] , by and between the Surviving Corporation and Anchor Bancorp, Inc. (the “Merging Corporation”), containing such information as required by the Act, is set forth in Exhibit A attached hereto and made a part hereof.

Article IV

MANNER OF ADOPTION AND VOTE

Section 1. Action by Surviving Corporation

A. Action by Directors. The Plan of Merger was adopted at a meeting of the Board of Directors of the Surviving Corporation duly held and convened on [●] , 2017.

B. Vote of Shareholders. Approval by the Surviving Corporation’s shareholders of the Plan of Merger is not required pursuant to Section 23-1-40-3(g) of the Act.

Section 2. Action by Merging Corporation

A. Action by Directors. The Plan of Merger was adopted at a meeting of the Board of Directors of the Merging Corporation duly held and convened on [●] .

B. Vote of Shareholders. With respect to Anchor Bancorp, Inc., the designation, number of outstanding shares, number of votes entitled to be cast by each voting group entitled to vote separately on the Plan of Merger, and number of shares voted in favor or against or having abstained as to the Plan of Merger are set forth below:

Designation of Voting Group	Common Stock	Voting Preferred	Class A1 Preferred
Number of Outstanding Shares	[11,605,693]	2,150,000	65,313

Number of Votes Entitled to be Cast	[11,605,693]	8,600,000	261,252

Shares Voted in Favor	[●]	[●]	[●]

Shares Voted Against	[●]	[●]	[●]

Shares Abstained	[●]	[●]	[●]

The number of votes cast for approval of the Plan of Merger by the shareholders of the Merging Corporation was sufficient for approval thereof.

Article V

EFFECTIVE DATE AND TIME

The effective date and time of the merger hereby effectuated shall be 11:58 p.m. Eastern Daylight Time, [●] ,[●] .

*        *        *

IN WITNESS WHEREOF, the undersigned Surviving Corporation and Merging Corporation, by their respective Chairmen of the Board and Chief Executive Officers, acting for and on behalf of such corporations, hereby execute these Articles of Merger; and each of such corporations certifies to the truth of the facts and acts relating to it and the action taken by its respective Board of Directors and shareholders.

Dated this [●] day of [●],[●].

OLD NATIONAL BANCORP (“Surviving Corporation”)

By:
Robert G. Jones, Chairman of the Board and
Chief Executive Officer

ANCHOR BANCORP, INC. (“Merging Corporation”)

By:
Carl W. Jones, Chairman of the Board and
Chief Executive Officer

EXHIBIT 1.01(e)(ii)

PLAN OF MERGER

THIS PLAN OF MERGER (“Agreement”) is made and entered into this [●] day of [●],[●] by and between Old National Bancorp (“ONB” or the “Surviving Corporation”) and Anchor Bancorp, Inc. (“Anchor” or the “Merging Corporation”).

W I T N E S S E T H:

WHEREAS, ONB is an Indiana corporation registered as a financial holding company under the federal Bank Holding Company Act of 1956, as amended (the “BHC Act”), with its principal office located in Evansville, Vanderburgh County, Indiana; and

WHEREAS, Anchor is a Minnesota corporation registered as a bank holding company under the BHC Act, with its principal office located in St. Louis Park, Hennepin County, Minnesota; and

WHEREAS, ONB and Anchor seek to affiliate through a corporate reorganization whereby Anchor will merge with and into ONB; and

WHEREAS, pursuant to a separate Agreement and Plan of Merger (the “Merger Agreement”), dated [●],[●], Anchor has agreed to merge with and into ONB; and

WHEREAS, the Boards of Directors of each of the parties hereto have determined that it is in the best interests of their respective corporations and their respective shareholders to consummate the merger provided for herein and have approved this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises, the representations, warranties, covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereby make this Agreement and prescribe the terms and conditions of the merger of Anchor with and into ONB, and the mode of carrying such merger into effect as follows:

ARTICLE I.

THE MERGER

Upon the terms and subject to the conditions of this Agreement, at the Effective Time (as defined herein), Anchor shall be merged with and into and under the Articles of Incorporation of ONB (the “Merger”). ONB shall be the surviving corporation in the Merger (the “Surviving Corporation”) and shall continue its corporate existence under the laws of the State of Indiana. At the Effective Time, the separate corporate existence of Anchor shall cease.

ARTICLE II.

THE SURVIVING CORPORATION

Section 2.1    Name and Offices. Upon and following the Effective Time of the Merger, the name of the Surviving Corporation shall be Old National Bancorp, and shall continue its corporate existence under the laws of the State of Indiana pursuant to the provisions of and with the effect provided in the Indiana Business Corporation Law (the “IBCL”). The principal office of the Surviving Corporation shall be located at One Main Street, Evansville, Vanderburgh County, Indiana until such time as the Board of Directors designates otherwise.

Section 2.2    Authorized Shares. The total number of shares that ONB shall have authority to issue is [●] shares of common stock and [●] shares of preferred stock.

Section 2.3    Directors of the Surviving Corporation. The directors of the Surviving Corporation following the Effective Time shall be those individuals serving as directors of ONB at the Effective Time until such time as their successors have been duly elected and have qualified or until their earlier resignation, death, or removal as a director.

Section 2.4    Officers of the Surviving Corporation. The officers of ONB serving at the Effective Time shall continue to serve as the officers of the Surviving Corporation, until such time as their successors shall have been duly elected and have qualified or until their earlier resignation, death or removal from office.

Section 2.5    Articles of Incorporation and Bylaws.

(a)	Articles of Incorporation. The Articles of Incorporation of ONB in existence at the Effective Time shall remain the Articles of Incorporation of the Surviving Corporation following the Effective Time, until such Articles of Incorporation shall be amended or repealed as provided therein or by applicable law.

(b)	Bylaws. The Bylaws of ONB in existence at the Effective Time shall remain the Bylaws of the Surviving Corporation following the Effective Time, until such Bylaws shall be amended or repealed as provided therein or by applicable law.

Section 2.6    Effect of the Merger. At the Effective Time, the title to all assets, real estate and other property owned by Anchor shall vest in Surviving Corporation as set forth in Indiana Code Section 23-1-40-6, as amended, without reversion or impairment. At the Effective Time, all liabilities of Anchor shall be assumed by Surviving Corporation as set forth in Indiana Code Section 23-1-40-6, as amended.

ARTICLE III.

MANNER AND BASIS OF EXCHANGE OF STOCK

Section 3.1    Manner of Conversion of Shares. Upon and by virtue of the Merger becoming effective at the Effective Time, each share of common stock of Anchor issued and outstanding immediately prior to the Effective Time shall become and be converted into the right to receive (i) 1.350 shares of common stock of ONB (the “Common Stock Exchange Ratio”), without par value, as adjusted pursuant to the Merger Agreement by virtue of the Merger, without any action on the part of the holder thereof (except as provided in Section 3.5 below) and (ii) cash consideration in the amount of $2.625 per share (“Common Stock Cash Consideration”).

Section 3.2     Effect of Conversion. At and after the Effective Time, each share of common stock of Anchor shall represent only the right to receive the Merger Consideration.

Section 3.3    Stock Exchange. Each holder of Anchor common stock shall, upon the completion and execution of appropriate documentation requested by ONB, be entitled to receive from the Surviving Corporation a statement of ownership of book-entry shares representing that number of whole shares of ONB common stock that each holder of Anchor has the right to receive, and a check in the amount of any cash that such holder has the right to receive pursuant to Section 3.1 hereof.

Section 3.4    Stock Options. Each Anchor Stock Option, whether vested or unvested, that is outstanding immediately prior to the Effective Time, shall, as of the Effective Time, become fully vested and be converted into the right at the Effective Time to receive an amount, equal to the product of (i) the total number of shares of Anchor Common Stock subject to such Anchor Stock Option and (ii) the positive difference, if any, of (A) the Common Stock Cash Consideration on a per share basis plus the Common Stock Exchange Ratio multiplied by the Average ONB Closing Price (as hereinafter defined) less (B) the exercise price of such Anchor Stock Option, subject to any consents required from holders of Anchor Stock Options or necessary amendments to the applicable Anchor Stock Option Plan or award agreements (the “Options Settlement Amount”). ONB shall pay the Options Settlement Amount in shares of ONB Common Stock valued at the Average ONB Closing Price. ONB shall pay the Anchor Stock Option holders the Options Settlement Amount described in this Section 3.4, less such amounts as are required to be withheld or deducted under the Code or any provision of state, local or foreign tax law with respect to the making of such payment, on or as soon as reasonably practicable after the date of Closing, but in any event within five (5) business days following the date of Closing.

Section 3.5    Treasury Stock. Each share of Anchor common stock that, immediately prior to the Effective Time, is held as treasury stock of Anchor or held directly or indirectly by ONB (other than shares held by ONB in a fiduciary capacity or in satisfaction of a debt previously contracted) shall by virtue of the Merger be canceled and retired and shall cease to exist, and no exchange or payment shall be made therefor.

ARTICLE IV.

CONDITIONS PRECEDENT

The obligation of ONB and Anchor to consummate the Merger contemplated by this Agreement is subject to the receipt of all required approvals of the shareholders of Anchor and ONB, the receipt of all appropriate orders, consents, approvals and clearances from all necessary regulatory agencies and governmental authorities whose orders, consents, approvals or clearances are required by law for consummation of the Merger, as well as the satisfaction of the conditions set forth in the Merger Agreement.

ARTICLE V.

EFFECTIVE TIME

Subject to the terms and upon satisfaction of all requirements of law and the conditions specified in this Agreement, the Merger shall become effective on the date and at the time specified in the Articles of Merger filed with the Indiana Secretary of State.

ARTICLE VI.

TERMINATION

Section 6.1    Manner of Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Effective Time as provided in the Merger Agreement.

Section 6.2    Effect of Termination. Upon termination by written notice, this Agreement shall be of no further force or effect, and there shall be no further obligations or liabilities by reason of this Agreement or the termination thereof on the part of either party hereto or their respective directors, officers, employees, agents and shareholders, except as expressly provided in the Merger Agreement, including without limitation: (i) the confidentiality provisions of the Merger Agreement; and (ii) the payment of their respective expenses, as set forth in the Merger Agreement.

ARTICLE VII.

MISCELLANEOUS

Section 7.1    Binding Effect. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

Section 7.2    Entire Agreement. This Agreement together with the Agreement and Plan of Merger and that certain Confidentiality Agreement dated May 9, 2017, by and between Anchor and ONB, set forth the entire understanding of the parties hereto with respect to the subject matter hereof and merges and supersedes all prior and contemporaneous understandings with respect to the subject matter hereof.    This Agreement is delivered subject to the terms and conditions of the Merger Agreement and in the event of any conflict between the provisions of this Agreement and the provisions of the Merger Agreement, the provisions of the Merger Agreement shall control.

Section 7.3    Notices. Any notices, request or instruction to be given hereunder to any party hereto shall be in writing and delivered by hand and receipted for, sent by certified Anchor States Mail, return receipt requested, first class postage pre-paid, delivered by overnight express receipted delivery service or telecopied if confirmed immediately thereafter by also mailing a copy of such notice, request or other communication by certified United States Mail, return receipt requested, with first class postage pre-paid to the other party hereto and marked to the attention of the Chairman of the Board or President of such party.

Section 7.4    Amendments; Waivers. No amendments of this Agreement shall be binding unless executed in writing by all parties hereto. Any waiver of any provision of this Agreement shall be in writing, and no waiver of any provision shall be deemed a waiver of any other provision or constitute a continuing waiver.

Section 7.5    Severability. In case any one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement, but this Agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had ever been contained herein.

Section 7.6    Governing Law. This Agreement has been executed and delivered in the State of Indiana and shall be construed and governed in accordance with the laws of the State of Indiana, without reference to the conflict or choice of law principles thereof.

Section 7.7    Counterparts. This Agreement may be executed in any number of counterparts and by facsimile, each of which shall be an original, but such counterparts shall together constitute one and the same instrument.

*    *    *

IN WITNESS WHEREOF, Old National Bancorp and Anchor Bancorp, Inc. have made and entered into this Agreement as of the day and year first above written and have caused this Agreement to be executed and attested by their duly authorized officers.

Old National Bancorp “ONB”

By:
Robert G. Jones, Chairman of the Board and
Chief Executive Officer
ATTEST:

By:
Jeffrey L. Knight, Secretary

Anchor Bancorp, Inc. “Anchor”

By:
Carl W. Jones, Chairman of the Board and Chief Executive Officer
ATTEST:

By:
Megan Edwards, Secretary

EXHIBIT 1.05

BANK MERGER AGREEMENT

Agreement To Merge

between

OLD NATIONAL BANK

and

ANCHOR BANK, NATIONAL ASSOCIATION

under the charter of

OLD NATIONAL BANK

under the title of

OLD NATIONAL BANK

This agreement made of [●] ,[●] , between Old National Bank (hereinafter referred to as “ONB”), a banking association organized under the laws of the United States, being located at One Main Street, Evansville, county of Vanderburgh, in the state of Indiana, and Anchor Bank, National Association (hereinafter referred to as “Anchor”), a national banking association organized under the laws of the United States, being located at 1600 Utica Avenue South, Suite 400, St. Louis Park, Hennepin county Minnesota, each acting pursuant to a resolution of its board of directors, adopted by the vote of a majority of its directors, pursuant to the authority given by and in accordance with the provisions of the Act of November 7, 1918, as amended (12 USC 215a), witnessed as follows:

Section 1.

Anchor shall be merged into ONB under the charter of the latter.

Section 2.

The name of the receiving association (hereinafter referred to as the “Association”) shall be Old National Bank.

Section 3.

The business of the Association shall be that of a national banking association. This business shall be conducted by the Association at its main office to be located at One Main Street, Evansville Indiana 47708, and at its legally established branches.

Section 4.

The amount of capital stock of the Association shall be as specified in the Articles of Association of the Association.

Section 5.

All assets as they exist at the effective time of the merger shall pass to and vest in the Association without any conveyance or other transfer. The Association shall be responsible for all of the liabilities of every kind and description of each of the merging banks existing as of the effective time of the merger.

Section 6.

Each issued and outstanding share of capital stock of ONB is held by Old National Bancorp, an Indiana corporation and a financial holding company registered under the Bank Holding Company Act of 1956, as amended. Each issued and outstanding share of capital stock of Anchor is held by Anchor Bancorp, Inc. (“Anchor Bancorp.”), a Minnesota corporation and a bank holding company under the federal Bank Holding Company Act of 1956, as amended.

Simultaneous with the merger of Anchor into ONB, Anchor Bancorp shall merge with and into Old National Bancorp. In that merger, the outstanding shares of Anchor Bancorp will be cancelled in exchange for consideration equal to $2.625 cash and 1.350 shares of Old National Bancorp’s common stock for each share of Anchor Bancorp common stock properly tendered, subject to adjustment procedures set forth in the Agreement and Plan of Merger by and between Old National Bancorp and Anchor Bancorp, Inc. dated August [●] , 2017 (“Merger Agreement”).

The obligation of each of Old National Bancorp and Anchor Bancorp to merge is subject to the satisfaction or waiver (subject to applicable law) of all the conditions set forth in the Merger Agreement. The merger of Anchor into ONB is subject to completion of the merger of Old National Bancorp and Anchor Bancorp.

Effective simultaneously with the merger of Anchor Bancorp into Old National Bancorp, and subject to the terms and conditions of this agreement, (i) each share of capital stock of Anchor shall be extinguished, canceled and retired and no consideration shall be paid therefor; and (ii) each share of capital stock of ONB shall remain issued and outstanding as fully paid and non-assessable shares of capital stock of the Association.

Section 7.

Neither of the banks shall declare nor pay any dividend to its shareholders between the date of the agreement and the time at which the merger shall become effective, nor dispose of any of its assets in any other manner, except in the normal course of business and for adequate value.

Section 8.

The present board of directors of ONB shall continue to serve as the board of directors of the Association until the next annual meeting or until such time as their successors have been elected and have qualified.

Section 9.

From and after the time this merger shall become effective as specified in the approval issued by the Comptroller of the Currency, the Articles of Association of ONB shall be the Articles of Association of the Association.

Section 10.

This agreement shall automatically terminate, without any further action by either party hereto, immediately upon the termination of the Merger Agreement.

Section 11.

This agreement shall be ratified and confirmed by the affirmative vote of shareholders of each of the merging banks owning at least two thirds of its capital stock outstanding, at a meeting to be held on the call of the directors; and the merger shall become effective at the time specified in a merger approval to be issued by the Comptroller of the Currency of the United States.

Section 12.

If applicable, the Association will assume any liquidation account of Anchor that was established for the benefit of Anchor’s eligible account holders. In the event of a complete liquidation of ONB, ONB shall comply with the requirements of the regulations of the Office of the Comptroller of the Currency with respect to the amount and the priorities on liquidation of each of eligible account holder’s inchoate interest in the liquidation account, to the extent it is still in existence; provided, that an eligible account holder’s inchoate interest in the liquidation account shall not entitle such eligible account holder to any voting rights at meetings of Association’s shareholders.

* * * * *

WITNESS, the signatures of the merging banks this [●] day of [●] ,[●] each set by its president and attested to by its secretary, pursuant to a resolution of its board of directors, acting by a majority.

Attest:	OLD NATIONAL BANK

By:
[●]

Secretary

Attest:	ANCHOR BANK, NATIONAL ASSOCIATION

By:
[●]

Secretary

EXHIBIT 5.17

FORM OF VOTING AGREEMENT

The undersigned shareholder of Anchor Bancorp, Inc. (“Anchor”) hereby agrees in its capacity as a shareholder to vote its shares of Anchor Common Stock that are registered in its name in favor of the Agreement and Plan of Merger by and between Old National Bancorp and Anchor, dated August [*], 2017 (the “Agreement”). In addition, the undersigned hereby agrees not to make any transfers of shares of Anchor with the purpose of avoiding its agreement set forth in the preceding sentence and agrees to cause any transferee of such shares to abide by the terms of this Voting Agreement.

The undersigned is entering into this Voting Agreement solely in its capacity as a shareholder and, notwithstanding anything to the contrary in this Voting Agreement, nothing in this Voting Agreement is intended or shall be construed to require the trustees or the partners of the undersigned, in their capacities as directors of Anchor, if applicable, to act or fail to act in accordance with their fiduciary duties in such director capacity. Furthermore, none of the trustees or the partners of the undersigned makes any agreement or understanding herein in his or her capacity as a director of Anchor.

Notwithstanding any contrary provision herein, this Voting Agreement shall be effective from the date hereof and shall terminate and be of no further force and effect upon the earliest of (a) the consummation of the Merger (as defined in the Agreement), (b) the termination of the Agreement in accordance with its terms, (c) the taking of such action whereby a majority of the Board of Directors of Anchor, in accordance with the terms and conditions of Sections 5.01 and 5.06 of the Agreement, withdraws its favorable recommendation of the Agreement to its shareholders; or (d) the adoption of the Agreement by the shareholders of Anchor.

This Voting Agreement may be executed in any number of counterparts, each of which shall be an original, but such counterparts shall together constitute one and the same instrument.

Dated this              day of             , 2017.

EXHIBIT 5.18

FORM OF LOCK-UP AGREEMENT

Old National Bancorp

One Main Street

Evansville, Indiana 47708

Ladies and Gentlemen:

In connection with the proposed acquisition (the “Acquisition”) of Anchor Bancorp, Inc. (“Anchor”) by Old National Bancorp (“ONB”), and in consideration of Anchor and ONB entering into the Agreement and Plan of Merger dated on or about [•], 2017, (the “Merger Agreement;” certain terms used herein and not defined herein are used herein as defined in the Merger Agreement), the receipt and sufficiency of such consideration being hereby acknowledged and accepted, and in order to induce ONB to close the Merger, Gentwo LLLP, the undersigned, an Anchor shareholder who will receive ONB common stock (the “ONB Common Stock”) in exchange for its Anchor Common Stock, hereby agrees with ONB as follows:

1.    During the period commencing as of the Effective Time specified in the Merger Agreement and expiring ninety (90) days thereafter, the undersigned will not:

(a)    offer, sell, contract to sell, pledge or otherwise dispose of, or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition or otherwise) of ONB Common Stock owned by the undersigned or to be received by the undersigned pursuant to the Merger, or securities owned beneficially by the undersigned, directly or indirectly, including establishing or increasing a put equivalent position or liquidating or decreasing a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Securities and Exchange Commission promulgated thereunder with respect to, any ONB Common Stock;

(b)    enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of ONB Common Stock, whether any such transaction is to be settled by delivery of ONB Common Stock or other securities, in cash or otherwise;

(c)    make any demand for or exercise any right or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any ONB Common Stock or any other securities of ONB; or

(d)    publicly disclose an intention to effect any such transaction.

2.    This Lock-Up Agreement will not prohibit general and limited partners of the undersigned from making (a) bona fide gifts of ONB Common Stock to family members or family trusts, (b) any transfer of ONB Common Stock for estate planning purposes to persons immediately related to any of the beneficiaries of such transferor by blood, marriage or adoption, or any trust solely for the benefit of such transferor and/or the persons described in the preceding clause, (c) transfers of ONB Common Stock to any trust, partnership, limited liability company or other entity for the direct or indirect benefit of the undersigned or the immediate family of any of the beneficiaries of the undersigned, or (d) transfers of ONB Common Stock to any entity directly or indirectly controlled by or under common control with the undersigned, provided, however, that with respect to each of the transfers described in clauses (a), (b), (c) or (d) of this sentence, prior to such transfer, the donee, distributee, transferee, or the trustee or legal guardian on behalf of any donee, distributee or transferee agrees in writing to be bound by the terms of this Lock-Up Agreement. For purposes hereof, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin.

3.    The undersigned also agrees and consents to the entry of stop transfer instructions with ONB as its transfer agent and registrar against the transfer of the undersigned’s ONB Common Stock, except in compliance with this Lock-Up Agreement. In furtherance of the foregoing, ONB as its transfer agent are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Lock-Up Agreement.

4.    It is understood that if the Merger Agreement entered into in connection with the Merger has been terminated without the consummation of the Merger, this Lock-Up Agreement shall be cancelled and of no further force and effect.

5.    The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Agreement and that, upon request, the undersigned will execute any additional documents necessary in connection with the enforcement hereof. Any obligations of the undersigned shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

6.    The undersigned understands that ONB will proceed with the Acquisition of Anchor in reliance on this Lock-Up Agreement. Moreover, the undersigned understands and agrees that ONB and Anchor are relying upon the accuracy, completeness, and truth of the undersigned’s representations, warranties, agreements, and certifications contained in this Lock-Up Agreement.

7.    The parties agree that irreparable damage would occur if this Lock-Up Agreement is not performed in accordance with the terms hereof and that ONB shall be entitled to equitable relief, including but not limited to injunctive relief or specific performance of the terms hereof, in addition to any other remedy to which it is entitled at law or in equity. If ONB institutes any legal suit, action or proceeding against the undersigned arising out of this Lock-Up Agreement, ONB shall be entitled to receive, in addition to all other damages to which it may be entitled, all costs ONB incurs, including attorneys’ fees and expenses and court costs.

[Signature Page Follows]

SIGNATURE PAGE TO LOCK-UP AGREEMENT

IN WITNESS WHEREOF, the undersigned has completed this Lock-up Agreement in connection with the undersigned’s receipt of shares of ONB Common Stock in connection with the Merger, and authorizes Anchor and ONB to rely on this Lock-up Agreement as hereinabove described.

Date:

GENTWO LLLP

By:
Carl Jones, General Partner
By:
Christopher Jones, General Partner

OLD NATIONAL BANCORP

By:
Robert G. Jones, Chairman of the Board and
Chief Executive Officer

EXHIBIT 8.01(g)

SAMPLE CALCULATION

Assumptions:

•	Average ONB Closing Price: $13.00

•	Anchor provides written notice to ONB to terminate Agreement

•	ONB exercises option to increase Common Stock Cash Consideration per share pursuant to the formula set forth in Section 8.01(g)

•	No other adjustments to the Merger Consideration

Calculation of Increase in Common Stock Cash Consideration:

An amount equal to the difference between (A) $22.875 per share, and (B) the sum of (1) the Common Stock Exchange Ratio multiplied by the Average ONB Closing Price plus (2) $2.625 per share:

$22.875 – ((1.350 x $13.00) + $2.625)

=

$22.875 – ($17.55 + $2.625)

=

$22.875 - $20.175

=

$2.700

Calculation of Adjusted Merger Consideration:

Each share of Anchor Common Stock shall be converted into the right to receive:

•	1.350 shares of ONB Common Stock; plus

•	$2.625 in cash, which represents the initial Common Stock Cash Consideration; plus

•	$2.700 in cash, which represents the increase in the Common Stock Cash Consideration

The total value of the per share Merger Consideration would equal $22.875, calculated as follows:

$17.55 (1.350 x $13.00) + $2.625 + $2.700 = $22.875